Exhibit 99.1

2014 Annual Report

We create communities

STN
TSX·NYSE

Stantec

2014 Annual Report We create communities Annual Report_Feb 17_LR Front Section.pdf

Table of Contents 3 Who is Stantec? 18 2014 Financial Summary 20 2014 Financial Highlights 22 Report to Shareholders 24 Board of Directors 150 Locations BC Shareholder Information Management’s Discussion and Analysis M– 1 Executive Summary M– 3 Core Business and Strategy M– 7 Key Performance Drivers and Capabilities M– 15 Results M– 48 Outlook M– 55 Critical Accounting Estimates, Developments, and Measures M– 58 Risk Factors M– 66 Controls and Procedures M– 67 Corporate Governance M– 68 Subsequent Events M– 68 Cautionary Note Regarding Forward-Looking Statements Consolidated Financial Statements F– 1 Management Report F– 2 Independent Auditors’ Report of Registered Public Accounting Firm F– 3 Independent Auditors’ Report on Internal Control Over Financial Reporting F– 4 Consolidated Statements of Financial Position F– 5 Consolidated Statements of Income F– 6 Consolidated Statements of Comprehensive Income F– 7 Consolidated Statements of Shareholders’ Equity F– 8 Consolidated Statements of Cash Flows F– 9 Notes to the Consolidated Financial Statements 2 2014 Stantec Annual Report

Who is Stantec? We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind. The Stantec community unites more than 15,000 Since 1954, our local strength, knowledge, and employees working in over 250 locations. We relationships, coupled with our world-class collaborate across disciplines and industries expertise, have allowed us to go anywhere to bring buildings, energy and resource, and to meet our clients’ needs in more creative infrastructure projects to life. Our work— and personalized ways. With a long-term professional consulting in planning, engineering, commitment to the people and places we serve, architecture, interior design, landscape Stantec has the unique ability to connect to architecture, surveying, environmental sciences, projects on a personal level and advance the project management, and project economics— quality of life in communities across the globe. begins at the intersection of community, Stantec trades on the TSX and the NYSE under creativity, and client relationships. the symbol STN. Stantec Inc. 3

How do we make a difference in the world? By creating communities. This is our purpose. What do we stand for? Design with community in mind. This is our promise. 4 2014 Stantec Annual Report

Stantec Inc. 5

How do we act? We achieve success by living our values. We Put People First We evolve by attracting talent and developing our people. We engage and develop leadership and focus on a diverse and inclusive work environment. We Are Better Together When we combine our strengths, we truly reach our full potential as an organization and as a trusted advisor to our clients. We Do What Is Right Our high standard of business practices is articulated in our project management frameworks, code of ethics, and policies and practices. Working with integrity is a promise we make to our clients, colleagues, and shareholders. We Are Driven to Achieve Achievement at every level begins and ends with a ?rm commitment to being the best that we can be. We are committed to being a top 10 global design ?rm and plan on achieving an average compound growth rate of 15%. 6 2014 Stantec Annual Report

Stantec Inc. 7

What is our strategy? To continue achieving our industry-leading performance. We seek to continue achieving our industry-leading performance by executing the following strategies: • Design. Focusing on professional consulting, we take on little or no construction risk • Community presence. Using the strength of our local position to bring our world-class expertise to the communities in which we live and work • Local and global client focus. Driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships • Culture of excellence. Focusing on quality and creativity to provide value-added services through integrated quality management systems • Top-tier positioning. Positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate • Expansion of capabilities and geographic reach. Expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture • Diversification. Pursuing project and client diversi?cation through a three-dimensional business model, thereby mitigating risk 8 2014 Stantec Annual Report

Stantec Inc. 9

What differentiates us? Our business model is designed to respond to change. At Stantec, we see things differently. We recognize our environment is constantly changing. And we are ready for it. Our Company is recognized as a leader in our industry because we perform consistently. We base our business model—a key element of our strategy—on providing services across diverse geographic locations, distinct business operating units and sectors, and all project phases. Because our model is diverse, we adapt to changes in market conditions by offsetting a decreased demand for services in one business operating unit or geographic location with an increased demand for services in another. The three business operating units of our business model are Buildings, Energy & Resources, and Infrastructure. Buildings. Most revenue in this business operating unit is comprised of services in architecture, buildings engineering, project management, interior design, and functional planning for vertical infrastructure. Energy & Resources. Most revenue in this business operating unit is composed of environmental services (also provided in other business operating units), industrial engineering services, project management, and construction management services, primarily for private sector clients. Infrastructure. The majority of revenue in our Infrastructure business operating unit is from design and engineering services, with a small portion from project and construction management supporting primarily transportation, water, and development projects for private and public clients. Annual Report_Feb 10 2014 Stantec Annual Report

Canada
53%*

United States
43%*

International
4%*

Geographic Diversification by Regional Operating Unit

21%*

Buildings
- Healthcare
- Commercial
- Education & Institutional
- Industrial Buildings
- Airports & Aviation
- Science & Technology

44%*

Energy & Resources
- Oil & Gas
- Power
- Mining
- Environmental Services revenue generated from Buildings and Infrastructure BOUs

35%*

Infrastructure
- Community Development
- Roadways
- Water
- Transit & Rail
- Bridges

Service Diversification by Business Operating Unit (BOU)

Planning
Design
Construction Management
Maintenance
Decommissioning

Project Life Cycle

*Percent of 2014 Gross Revenue

Stantec Inc. 11

53% Canada * UnitedStates 43%* International 4%* Geographic Diversification by Regional Operating Unit 21%* 44%* 35%* Buildings Energy & Resources Infrastructure Healthcare Oil & Gas Community Development Commercial Power Roadways Education & Institutional Mining Water Industrial Buildings Transit & Rail Airports & Aviation Environmental Services revenue Bridges Science & Technology generated from Buildings and Infrastructure BOUs Service Diversification by Business Operating Unit (BOU) Construction Planning Management Maintenance D n Decommission Project Life Cycle *Percent of 2014 Gross Revenue Stantec Inc. 11

Why design? Our promise—to design with community in mind—is the heart of our organization. We are in the business of design and innovation. Focusing on pure design is one of our key differentiators. With our diverse services, our design focus allows us to have a broad reach and tremendous market potential. For Stantec, design • Makes us an attractive partner because we take on the design stage of the project only, rather than both the design and construction stages; therefore, we complement our project partners • Has the largest impact on life cycle cost of a project, despite being the smallest portion of a project • Offers higher margin opportunity compared with pure construction companies and integrated engineering firms, and more controllable risk • Presents multibillion-dollar market potential High Margin Low Low Risk High project—the bigger the circle, the higher the cost. The size of the circles represents the overall life cycle cost of a Industry Positioning 12 2014 Stantec Annual Report

Stantec Inc. 13

14 2014 Stantec Annual Report

What industry drivers and trends shape our business? As industry changes, Stantec adapts. Because of our range of experience, depth of knowledge, and extensive technical capabilities, we win complex and challenging infrastructure and facilities projects. Our diverse business model allows us to adapt to key industry drivers and trends. These include • Increased population growth and urbanization • Aging infrastructure • Infrastructure damage caused by natural disasters • Stricter quality and regulatory requirements • Growing need for sustainable design and engineering • Changes in commodity prices and demand in the global economy • Advances in science and technology Stantec Inc. 15

Stantec
60
Years of Community,
Creativity, and
Client Relationships

16 2014 Stantec Annual Report

16 2014 Stantec Annual Report

How do we engage with our communities? We commit to fostering a culture of social responsibility. Doing what is right means we take a holistic approach by demonstrating social, economic, and environmental responsibility in all the communities we serve. Our aim is to advance a culture of health and safety for both our employees and our stakeholders in all that we do. We are proud of our staff for their many achievements in 2014, including • All our employees completing annual business compliance training on ethics, integrity, and anticorruption • Having more than 5,500 employees volunteer for our annual Stantec in the Community Day. This worldwide day of giving is just one way we connect with our communities • Donating approximately 1% of pre-tax profits to charity • Retaining a Diversity and Inclusion external consultant to help develop three- and five-year plans that will integrate best practices into our culture • Achieving a position on the Carbon Disclosure Project’s Canadian Disclosure Leadership Index for the fifth year in a row • More than 100 Stantec employees receiving the Envision™ Sustainability Professional (ENV SP) credentials • Being one of the few companies in our space to achieve the following four certifications enterprise-wide: OHSAS 18001:2007 certification for the Occupational Health & Safety (OHS) Management System, adding to our existing ISO 9001:2008 (Quality Management), ISO 14001:2004 (Environmental Management), and ISO 20000-1:2011 (IT Service Management System) standards • Implementing a safe return-to-work program to ensure an effective response to incidents, and outlining a subcontractor prequali?cation program to ensure compliance to our OHS Stantec Inc. 17

* (In thousands of Canadian dollars, except per share amounts and ratios) 14 13 12 11 10 Gross revenue 2,529,918 2,236,410 1,870,259 1,683,403 1,513,062 Net revenue 2,075,311 1,832,379 1,553,814 1,378,547 1,226,040 EBITDA (1) 294,665 261,156 220,996 195,727 185,391 Income before taxes 223,200 198,912 164,458 49,676 134,779 Net income 164,498 146,201 121,019 12,662 94,741 Current assets 844,417 726,231 582,966 529,153 500,944 Property and equipment 152,707 133,534 114,994 107,853 113,689 Current liabilities 475,069 406,984 340,780 327,516 323,992 Long-term debt 256,093 200,943 256,408 236,601 275,636 Shareholders’ equity 1,086,245 892,634 727,025 627,048 615,585 Cash and cash equivalents 153,704 143,030 40,708 36,111 62,731 Gross revenue backlog (2) 1,795,000 1,413,000 1,272,000 1,120,000 1,043,000 Earnings per share – basic(3) 1.76 1.58 1.32 0.14 1.04 Earnings per share – diluted(3) 1.74 1.57 1.32 0.14 1.03 Current ratio 1.78 1.78 1.71 1.62 1.55 Net debt to equity ratio 0.14 0.11 0.36 0.41 0.42 Weighted average number of shares outstanding (3) 93,540,206 92,510,462 91,503,656 91,276,622 91,381,110 Shares outstanding (3) 93,836,258 93,152,264 91,967,788 91,047,170 91,536,640 Shares traded (3) 64,933,061 53,330,260 84,405,722 85,482,228 73,855,580 TSX(In Canadian dollars) High (3) 38.14 36.17 20.66 15.17 15.20 Low (3) 29.17 19.15 12.96 10.75 11.40 Close (3) 31.93 32.93 19.88 13.79 13.87 NYSE(In US dollars) High (3) 34.75 34.03 20.91 15.95 14.65 Low (3) 25.15 19.13 12.87 10.48 10.40 Close (3) 27.42 31.00 20.05 13.63 13.99 (1) EBITDA is calculated as income before income taxes less net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. (2) This is audited information for 2014 and 2013 and unaudited otherwise. (3) For 2010 to 2013, the amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014. * Certain ?gures for 2012 have been restated due to the adoption of IFRS 10 and 11. Annual Report_Feb 18 2014 Stantec Annual Report

Why invest in Stantec?

16.8%
Return on Equity

$0.37
Annual Dividend per Share

11.9%
5-Year CAGR Diluted EPS Growth*

118.7%
5-Year Total Shareholder Return

*Compound Annual Growth Rate before goodwill impairment

Stantec Inc. 19

Why invest in Stantec? Because we are committed to achieving long-term shareholder value. *Compound Annual Growth Rate before goodwill impairment Stantec Inc. 19

2014 Financial Highlights

3,000
2,500
2,000
1,500
1,000
500
0
10 11 12 13 14
Gross Revenue

300
200
100
0
10 11 12 13 14
EBITDA

20 2014 Stantec Annual Report

2014 3,000 300 Financial 2,500 Highlights 2,000 200 All charts represent millions of Canadian 1,500 dollars, except for diluted EPS. Diluted EPS for 2010 to 2013 has been adjusted for the November 14, 2014, two-for-one share 1,000 100 split. Figures for 2012 are restated for IFRS 10 and 11. 500 0 0 10 11 12 13 14 10 11 12 13 14 20 2014 Stantec Annual Report

180
150
120
90
60
30
0
10 11 12 13 14
Net Income
Net Income before goodwill impairment
Net Income
2.0
1.5
1.0
0.5
0
10 11 12 13 14
Diluted EPS
300
250
200
150
100
50
0
10 11 12 13 14
Cash Flow
Operating Cash Flow
Free Cash Flow
2,000
1,500
1,000
500
0
10 11 12 13 14
Gross Revenue Backlog

Stantec Inc. 21

180 2.0 300 2,000 150 250 1.5 1,500 120 200 90 1.0 150 1,000 60 100 0.5 500 30 50 0 0 0 0 10 11 12 13 14 10 11 12 13 14 10 11 12 13 14 10 11 12 13 14 goodwill impairment Net Income before Operating Cash Flow Net Income Free Cash Flow Stantec Inc. 21

Report to Shareholders Our Company achieved solid performance in 2014 with growth in all our business operating units and geographic regions, in the face of shifting market conditions. Our continued success is not only the result of our diversified business model but is also truly the result of the efforts of our people—who continue to be our greatest asset. 22 2014 Stantec Annual Report

At Stantec, we achieve success by living our values: we put people first, we are better together, we do what is right, and we are driven to achieve. With 2014 marking 60 years of operations, we are proud our Company continues to be recognized as a leader in our industry—and one that consistently provides shareholder value. In 2014, we positioned our Company to capitalize on opportunities as markets continued to evolve. We completed eight US acquisitions in 2014 and subsequent to the year-end completed the acquisition of the Canadian engineering operations of Dessau Inc., based in Montreal, Quebec. Acquisitions are a key component of our strategy, allowing us to expand our services, cross-sell to clients, and obtain top-tier positioning. During the year, we experienced overall growth in size and reach. Now, with over 15,000 employees operating out of 250 offices, our strategy is focused on being well positioned in key strengthening US markets. In Canada, with the close of the Dessau acquisition, we now have full capability to serve national clients wherever they may be operating. Over the past year, we again demonstrated that our diversi?ed business model has responded well to shifting markets. In addition to our acquisition growth, we increased gross and net revenue and provided greater value to our shareholders with increased diluted earnings per share. In our Buildings business operating unit, we capitalized on strengthening opportunities, as seen in the second half of 2014, particularly in key sectors such as education, healthcare, and commercial. For example, during the fourth quarter of 2014, we secured architectural and engineering work for the Lake Forest College Johnson Science Center in Lake Forest, Illinois. In our Oil & Gas sector, strong organic growth occurred in the first half of 2014, with retraction occurring in the second half of the year, primarily due to the winding down of certain terminal projects. Our Power sector achieved organic gross revenue growth in 2014 over 2013, despite the continued slowdown in the industry. Our Infrastructure business operating unit achieved growth in all its sectors. In our Water sector, our water and flood management expertise led to significant new projects, such as the five-year renewal of our US nationwide Risk Mapping Assessment and Planning contract with the Federal Emergency Management Agency and several other ongoing projects for the Tennessee Valley Authority. In addition, due to our expertise in flood protection, we secured the Springbank Off-Stream Storage Protection project west of Calgary, Alberta—one of the largest flood mitigation projects in Alberta’s history. The strength of our diversi?ed business model was again evident in our Transportation sector, where our strong relationships and geographic reach continued to translate into projects. In addition, we achieved strong results in our Community Development sector, in part from our ability to capitalize on activity in the US housing market. As we move forward in 2015, we thank our employees for their expertise, hard work, and commitment to designing with community in mind. We thank our clients who trust us with their projects, and we thank you, our shareholders, for your continued commitment to Stantec. Bob Gomes President & CEO Stantec Inc. 23

Board of Directors

Aram H. Keith
Chair of the Board of Directors,
Monarch Beach, California

Robert J. Gomes
President & CEO,
Edmonton, Alberta

Douglas K. Ammerman
Director,
Laguna Beach, California

David L. Emerson
Director,
Vancouver, British Columbia

Dr. Delores M. Etter
Director,
Dallas, Texas

Anthony P. Franceschini
Director,
Edmonton, Alberta

Susan E. Hartman
Director,
Evergreen, Colorado

Donald J. Lowry
Director,
Edmonton, Alberta

Ivor M. Ruste
Director,
Calgary, Alberta

Corporate Officers

Aram H. Keith
Chair of the Board of Directors

Robert J. Gomes
President & CEO

Daniel J. Lefaivre
Executive Vice President & CFO

Richard K. Allen
Executive Vice President & COO

Paul J. D. Alpern
Senior Vice President, Secretary

24 2014 Stantec Annual Report

Board of Directors At Stantec, we know that the Chair integrity of a company’s board of directors sets the tone for its operations; therefore, we have a remarkable group of qualified, knowledgeable directors in place. All members of our board fulfill their roles to guide the management of the Company’s business and affairs while adhering to sound corporate governance practices in three major areas: Vancouver, stewardship, independence, and expertise. of the Board of Directors,Aram H. Keith Robert J. GomesPresident & CEO, Douglas K. Ammerman Director, Monarch Beach, California Edmonton, Alberta Laguna Beach, California David L. EmersonDirector, Dr. Delores M. EtterDirector, Anthony P. FranceschiniDirector, British Columbia Dallas, Texas Edmonton, Alberta Susan E. HartmanDirector, Donald J. LowryDirector, Ivor M. RusteDirector, Evergreen, Colorado Edmonton, Alberta Calgary, Alberta Corporate Officers Chair of the Aram H. Keith Robert J. Gomes President & CEO Daniel J. Lefaivre Executive Vice Executive ViceRichard K. Allen Senior VicePaul J. D. Alpern Board of Directors President & CFO President & COO President, Secretary

Management’s Discussion and Analysis

February 25, 2015

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows for the year ended December 31, 2014, dated February 25, 2015, should be read in conjunction with the Company’s 2014 audited consolidated financial statements and related notes for the year ended December 31, 2014. Our 2014 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All comparative share capital, earnings per share, dividends per share, and share-based payment transaction information have been adjusted for amounts previously reported for the two-for-one share split that occurred on November 14, 2014. Unless otherwise indicated, all amounts shown in this report are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis.

Executive Summary

Core Business and Strategy

•	We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics. Our promise is to “design with community in mind.”

•	Our business objective is to be a top 10 global design firm. We plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth.

•	To achieve our business objective, we focus on the following: using the strength of our local positioning to bring our world-class expertise to the communities in which we live and work; driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships; focusing on quality and creativity; positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate; and expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture.

Management’s Discussion and Analysis December 31, 2014	M-1	Stantec Inc.

Key Performance Drivers and Capabilities

•	Our performance is driven by external factors in the infrastructure and facilities industry and by internal strategic drivers and capabilities that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

Results

•	Continued profitability and organic growth. Our gross revenue grew 13.1% in 2014 compared to 2013. Of this gross revenue growth, 6.5% resulted from acquisitions and 3.9% from organic growth, particularly in our Power, Water, and Community Development sectors. We achieved a 12.8% increase in our EBITDA and our diluted earnings per share increased 10.8% to $1.74 in 2014 compared to $1.57 in 2013.

•	Growth through acquisition. Acquisitions completed in 2013 and 2014 contributed $144.6 million to the increase in our gross revenue in 2014 compared to 2013. We completed eight acquisitions in 2014 and five in 2013.These acquisitions strengthened our presence in the North America.

•	Strong balance sheet and liquidity. Our balance sheet remains strong. Cash flows from operations in the year supported acquisition growth and continued dividends. During the year, we extended the maturity date of our existing $350 million revolving credit facility to August 31, 2018. As at December 31, 2014, $281.9 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

•	Evolution to business operating units. In 2014, we realigned our organizational structure from five practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure.

Outlook

•	We believe that we will achieve a moderate increase of approximately 3% organic gross revenue growth in 2015 compared to 2014. For both our Canadian operations and our Energy & Resources business operating unit, we anticipate a decline in organic growth in the first half of 2015 compared to 2014, followed by stable organic revenues in the second half of the year. We expect to achieve moderate full-year organic revenue growth in both our US and International operations. Our Buildings and Infrastructure business operating units are also expected to achieve moderate organic revenue growth in 2015 over 2014.

Risks

•	Various risk factors could cause our actual results to differ materially from those projected in the Outlook section and forward-looking statements of this report. The material, known risks are described in the Risk Factors section of this report. We believe there will be increased activity in sectors and geographical regions that are linked to non-energy export markets led by the improving US economy. Economic pressures and uncertainties, volatility in the Canadian/US exchange rate, volatility in energy and commodity prices, and public infrastructure funding may adversely impact our current outlook for 2015.

Management’s Discussion and Analysis December 31, 2014	M-2	Stantec Inc.

Core Business and Strategy

Core Business

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics— begins at the intersection of community, creativity, and client relationships.

Our Company celebrated its 60th year of operations in 2014. Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Business Objective

Our business objective is to be a top 10 global design firm. Currently, we are a top 10 design firm in North America and a top 20 firm globally. We continue to work diligently to improve this top-tier position. We believe that our continued growth will increase shareholder value and give our employees the opportunity to bring their talent and expertise to top clients with complex projects that span multiple disciplines around the world. We plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth.

Strategy

To establish a clear plan for achieving our business objective—to be a top 10 global design firm—we have a strategic planning process that consists of three-year cycles between comprehensive strategic review years and interim execution years. In a comprehensive strategic review year we develop our long-range (five-year) strategy. In the three interim execution years, we focus on implementing and executing that long-range strategy. Following the 2012 comprehensive strategic review year, 2013, 2014, and 2015 are execution years. In 2015, we will complete a comprehensive strategic review.

In 2014, we focused on executing our strategy. Our purpose, promise, and values form the foundation for our strategy. Our purpose is to create communities, and our promise is to design with community in mind. Our values are

•	We put people first
•	We are better together
•	We do what is right
•	We are driven to achieve

For each action-oriented value statement, we identify annual initiatives relating to human capital, learning and growth, clients, business processes, and operational and financial performance. (Our four value statements and initiatives are further described in the Key Performance Drivers and Capabilities section of this report.) We seek to achieve our business objective by executing the following strategies:

•	Design. Focusing on professional consulting, we take on little or no construction risk

Management’s Discussion and Analysis December 31, 2014	M-3	Stantec Inc.

•	Community presence. Using the strength of our local position to bring our world-class expertise to the communities in which we live and work

•	Local and global client focus. Driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships

•	Culture of excellence. Focusing on quality and creativity to provide value-added services through integrated quality management systems

•	Top-tier positioning. Positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate

•	Expansion of capabilities and geographic reach. Expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture

•	Diversification. Pursuing project and client diversification through a three-dimensional business model, thereby mitigating risk

Business Model

Our business model is a key element of our strategy. It is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, maintenance, and decommissioning.

Because of the diversity of our model, we can generally adapt to changes in market conditions by offsetting decreased demand for services in one business operating unit or geographic location with increased demand for services in another. We believe this strategy allows us to mitigate risk while continuing to increase our revenue and earnings. Also, it allows us to provide services to many clients and for many projects, ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our gross revenue.

Under the rules of IFRS, we have one reportable segment—Consulting Services—that is an aggregate of our operating segments. Our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from our operating segments, which are based on our regional geographic areas. In addition, we have business operating unit leaders who provide strategic direction, mentoring, and technical support to operations across our geographic regions.

The following information outlines the three main components of our business model: geographic diversification, business operating units, and life cycle solutions.

Geographic Diversification

The first element of our business model is geographic diversification. We operate in three geographic regional operating units—Canada, the United States, and International. Our International offices are in the Middle East, the United Kingdom, India, and the Caribbean. In 2014, we earned 53% of our gross revenue in Canada, 43% in the United States, and 4% in International locations. Our aim is to leverage global expertise while focusing on our strong local presence.

Over the next three to five years, we expect that the majority of our revenue growth will come from within North America and that this will occur through both organic growth and acquisitions. During this time, we will gradually increase our geographic reach in other markets suited for and receptive to our services.

Management’s Discussion and Analysis December 31, 2014	M-4	Stantec Inc.

Canada. At December 31, 2014, we had approximately 7,500 employees in Canada. We benefit from a mature market position within each of our regions. Strategically, we view our opportunities as follows:

•	In western Canada, our primary growth areas include developing our significant multisector opportunities and continuing to develop our presence in oil and gas, power, mining, and commercial areas. To pursue clients, our Environmental Services, Power, Mining, and Oil & Gas teams will continue to work collaboratively on business development.

•	In Ontario, we continue to focus on augmenting our existing capabilities by emphasizing growth in our Transportation, Healthcare, Community Development, Water, and Power sectors, as well as in other areas.

•	The Dessau Inc. acquisition on January 16, 2015, added over 1,300 employees to our Company. Because of this, we believe we can now leverage opportunities in Quebec, particularly in resource and commercial development, as a result of the significant investment planned and underway by the public sector in infrastructure and social facilities.

•	In Atlantic Canada, we anticipate taking advantage of industrial and commercial opportunities for our Buildings business operating unit in two ways: by accessing our relationships in our Energy & Resources business operating unit and by capitalizing on our significant local market presence.

We believe that sustainable resource development is important for the future of our Canadian operations. Our joint ventures and partnerships with Aboriginal groups, communities, and governments have given us a substantial local presence and a commanding presence in the North; we believe our presence positions us well to capitalize on opportunities, particularly with oil and gas and mining clients. We will continue to pursue wins in public-private partnerships (P3) and emerging integrated project delivery (IPD) markets, particularly in our Transportation and Healthcare sectors.

United States. We have approximately 6,400 employees in the United States, where economic growth is improving. Due to acquisitions over the past five years, we are achieving critical mass and diversity across many sectors in many geographies. Strategically, we view our opportunities as follows:

•	We anticipate taking advantage of improved economic conditions in the transportation and community development sectors and the relative stability in the environmental services, buildings, and industrial buildings sectors.

•	We expect to build on our energy-related business because of the significant activity in shale, the strength of the power industry, and the need for infrastructure to support development.

•	We expect to capitalize on infrastructure opportunities supported by certain state regulations promoting alternative project delivery (APD).

•	We believe we can leverage our new acquisitions in the United States to diversify beyond our infrastructure roots and better position ourselves in the energy and resources and buildings markets.

•	We believe we are well positioned in our Community Development sector to capture increased housing activities in Florida and California.

•	We anticipate that trends like resiliency planning and storm preparation will continue. We also anticipate progress in areas such as healthcare and education, which are driven by population growth, supportive state initiatives, and increased clarity in federal programs.

Management’s Discussion and Analysis December 31, 2014	M-5	Stantec Inc.

International. We have approximately 300 employees in our International operations. The majority of revenue comes from our Buildings business operating unit and our Mining sector. During 2014, growth was positively impacted by hospital and institutional projects. However, the mining sector business is cyclical, so we expect that organic growth will level off over the medium term.

To offset this trend, we will focus on growing organically in other sectors where we will concentrate activities in areas where we currently have a presence. Like we do in our other locations, we expect to leverage our local position to drive cross-selling opportunities to clients in the United Kingdom and the Middle East.

Business Operating Units

Business operating unit specialization is the second element of our business model. During 2014, we completed the realignment of our organizational structure from five practice area units to three specialized business operating units: Buildings, Energy & Resources, and Infrastructure. We believe that this realignment ensures better support for our clients, stronger accountability for our leadership team, and more opportunities for cross selling, which, in turn, creates future growth and success. We will accomplish these while maintaining the core elements of our strategy. In 2014, we earned 21% of our gross revenue in Buildings, 44% in Energy & Resources, and 35% in Infrastructure.

Within our three business operating units, we focus on the top 12 sectors that our clients operate in. By better understanding our clients’ goals, market influences, and business drivers, we can offer multidisciplinary solutions to meet their needs.

Buildings. Most revenue in the Buildings business operating unit consists of services in architecture, buildings engineering, project management, interior design, and functional planning for vertical infrastructure. The majority of our revenue is earned from private sector and institutional clients, the remaining from public sector clients. We provide services in the following sectors:

•	Airports & Aviation
•	Commercial
•	Education & Institutional
•	Healthcare
•	Industrial Buildings
•	Science & Technology

Energy & Resources. Most revenue in our Energy & Resources business operating unit is composed of environmental services (these services are also provided to other business operating units), industrial engineering services, project management, and construction management services, primarily for private sector clients. Services are provided in the following sectors:

•	Mining
•	Oil & Gas
•	Power

Infrastructure. The majority of revenue in our Infrastructure business operating unit is from design and engineering services, with a small portion from project and construction management. We provide services in the following sectors:

•	Community Development
•	Transportation (Bridges, Roadways, and Transit & Rail)
•	Water

Management’s Discussion and Analysis December 31, 2014	M-6	Stantec Inc.

For the most part, the Community Development sector serves private sector clients. Our Transportation and Water sectors primarily serve public sector clients.

Life Cycle Solutions

The third element of our business model is providing professional services in all phases of the project life cycle: planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (design and construction), plus deliver services during periods of redevelopment or operational spending activity (maintenance, integrity management, and remediation). We believe this strategy enables us to maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative and provide project management, construction management, surveying, and resident engineering services. We focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. During the maintenance phase that follows project completion, we provide ongoing professional services for integrity management, as well as maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service.

Key Performance Drivers and Capabilities

Our key performance drivers are defined by external forces and by internal factors that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve. The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

Key External Drivers

Our core business is driven by a number of external industry factors that affect the demand for our services.

Buildings. In our Buildings business operating unit, economic outlook, unemployment rates, population growth, changing demographics in North America, security, and aging infrastructure are the overarching drivers that impact the need for new facilities and renovations and expansions to existing buildings.

Our Buildings sectors and additional drivers that impact them follow:

•	Airports & Aviation – level of passenger traffic and security requirements (these influence the building and renovation of airport facilities)

•	Commercial – consumer demand and market penetration relating to retail consumption and commercial workspace

•	Education – population growth, public funding, technology, scientific advancement, and confidence in the economic turnaround

Management’s Discussion and Analysis December 31, 2014	M-7	Stantec Inc.

•	Healthcare – aging and growing population and government funding of capital projects (in particular, health reform supports capital spending in the United States)

•	Industrial Buildings – strong manufacturing industry in North America and process improvements (these affect the need for industrial buildings and facilities)

Energy & Resources. Our Energy & Resources business operating unit is driven primarily by the supply and demand for commodities in the global economy and is affected by commodity prices. In recent years, strong demand for commodities from countries such as China, India, and Brazil has generally caused a rise in the prices of oil, gas, and mineral resources. However, the market is cyclical and can cause dramatic fluctuations in supply and demand conditions, thereby affecting commodity prices. In periods of declining oil prices, upstream and downstream segments of the energy sector may delay or cancel investments in capital projects. However, in the midstream sector, where we have significant expertise, clients may move forward with new, rehabilitated, or repurposed large capital infrastructure in periods of declining oil prices as these are significant multiyear projects that are not as affected by short-term commodity fluctuations. Environmental regulations and stakeholder engagements also influence the development of energy and resources, especially in North America where assessment, compliance, and monitoring are subject to increasingly stringent requirements.

Our Power sector is more of an infrastructure business, but economic activity also affects power demand and therefore impacts this market to a degree. In addition, activity in our Power sector is influenced by regulations, the age of infrastructure, the location of supply and demand for transmission and distribution, and the level of subsidization related to renewables.

Infrastructure. Our Infrastructure business operating unit is driven by population growth, urbanization, and the continuous need to rehabilitate aging infrastructure. Government funding and environmental regulations impact this market as do changes in the housing market and special community initiatives. Also, government funding—whether at the federal, state/provincial, or municipal level—generally determines capital spending and infrastructure project priorities. Increasingly, the private sector is influencing this market by engaging in project delivery approaches, such as P3s, and projects with direct user fees, such as toll roads. Overall, this business operating unit relies heavily on local and regional clients and benefits from Stantec’s strong community presence.

Key Internal Drivers

We believe our actionable value statements best reflect what unites Stantec and compels our people to come to work and do their best every day. Our performance depends on our ability to achieve excellence by putting people first, developing strong, long-lasting relationships with each other and our clients, doing what is right, and being driven to achieve at every level. Our value system provides a framework for the strategic initiatives we implement to drive our performance and obtain our overall business objective to be a top 10 global design firm.

We Put People First

We continue to evolve by attracting talent and developing our people. This entails assessing and guiding current employees, engaging and developing leadership, and ensuring we create an experience and work environment that retains talent. The total number of employees at our Company increased from close to 13,200 in 2013 to approximately 14,200 at the end of 2014. At December 31, 2014, our workforce included approximately 8,500 professionals, 4,000 technical staff, and 1,700 support personnel. With the addition of Dessau Inc. on January 16, 2015, we have grown to over 15,500 employees.

Management’s Discussion and Analysis December 31, 2014	M-8	Stantec Inc.

Employees

We strive to attract and retain the best employees in the field. To do this, we design our programs to be competitive and flexible, and to reward top performance. This begins with providing comprehensive benefits programs, including a wellness culture where we provide tools and support to help employees and their families improve their health and well-being.

We have three career streams—business, technical, and project management—to provide employees with career development direction and growth opportunities based on their primary area of interest. We have a comprehensive, blended learning environment for our employees that combines experiential on-the-job training, coaching and mentorship, improved tools and practices, and external networks. Career stream and learning initiatives in 2014 included continuing to formalize our succession planning and launching an Emerging Leadership program that is consistent across all geographic regions.

In 2015, we plan to continue to enhance our leadership and training programs. In addition, we will focus on our Alternative Work Schedule and Global Mobility programs to establish policies and practices to support our current and future business needs for a flexible and mobile workforce.

Our Diversity & Inclusion Committee fosters a workplace that is supportive of the unique differences among our clients and employees. In 2014, we hired an external consultant to help develop a three- and five-year Diversity and Inclusion (D&I) Plan. We will implement this plan in 2015, starting by formalizing a D&I Council.

In 2014, we continued with our Human Resources realignment (initiated in 2013) to create a new service delivery model that will accommodate our current and future size based on forecasted growth. Our Human Resource structure will focus on three distinct service streams—shared services, business partnerships, and centers of expertise.

We measure the success of our various initiatives through employee surveys, 360-degree feedback, and exit interviews. The results help us develop future programs and initiatives.

Realignment of Senior Leadership Team

During 2014, in addition to realigning our organizational structure, we also realigned our senior leadership team into the following two levels:

•	Executive Vice President Team (EVPT) – consists of the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and executive vice presidents (EVPs) The EVPT oversees the overall performance of the Company, including developing and monitoring the Company’s business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. EVPs are specifically responsible for the performance of our regional operating units and our business operating units.

•	Executive Leadership Team (ELT) – consists of senior vice presidents and certain vice presidents. The ELT has numerous responsibilities, including the execution of our business plan and the management of the Company’s operating performance.

Management’s Discussion and Analysis December 31, 2014	M-9	Stantec Inc.

Leadership Compensation

Our ability to align the activities of our senior managers with our short- and long-term financial and strategic goals is a key driver for our success. In addition to fixed salaries, we provide short- and long-term compensation, on a discretionary basis, that is designed to reward our senior managers (including our CFO and COO, regional operating unit leaders, and business operating unit leaders) for their individual and corporate contributions to meeting our objectives.

For our senior managers and other key employees, short-term compensation includes an annual cash bonus. The total amount available in the annual bonus pool is calculated as a percentage of our annual pre-tax, pre-bonus net income, which encourages our senior managers to achieve profitable business results. To determine the awards for the year, we evaluate each eligible employee’s personal contributions to our Company-wide profitability and performance. In our view, this creates a sense of shared responsibility for achieving outstanding business results and meeting our clients’ needs.

In 2014, we revised our compensation program for the senior leadership team to provide a mix of base salary, short-term incentive cash bonuses, and long-term incentives using both share options and performance share units (PSUs). We believe this plan further invests our senior leadership team in our long-term share performance.

As part of long-term compensation for key employees, we grant options through our long-term incentive plan, further aligning their interests with our shareholders’ interests, as well as encouraging those employees to remain with us over the long term. In 2014, the number of options available for issuance was tied to the achievement of two key performance metrics contained in our strategic plan: earnings per share and pre-tax, pre-bonus net income as a percentage of net revenue (“net revenue” is defined in Definition of Additional IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report).

In 2015, we will continue to issue share options and will continue to supplement our long-term incentive plan for our senior leadership team with PSUs.

Effective January 1, 2014, our CEO entered into a new employment contract with the Company, which provides for greater alignment between the CEO’s compensation program and the rest of our senior leadership team’s compensation and our long-term shareholders’ interests. The CEO’s bonus is evaluated by the board annually based on the achievement of corporate and individual performance metrics, and he is awarded annual long-term incentive grants of share options and PSUs.

We require our CEO, COO, CFO, and EVPs to own a minimum number of shares in the Company. These executives must own a multiple of their base salary in shares. We believe our long-term incentive programs and the minimum ownership requirement provide the appropriate incentives for our EVPT to achieve growth in our share price, thereby aligning their compensation with the interests of shareholders.

We Are Better Together

Strong, long-lasting relationships are at the center of everything we do, and they directly impact our employees and clients, as well as project success. Each employee brings individual strengths to the Company, whether that is technical expertise, particular sector experience, or exceptional client relationships. When we combine those strengths, we believe we reach our full potential as an organization and that we are a trusted advisor to our clients.

Our ability to attract and retain top clients drives the success of our business. Currently, a majority of our business comes through repeat clients, and our 10 largest clients account for approximately 20.0% of our revenue. In 2014, we focused on the continued evolution of the organization and the enhancement of two key strategies: client development and community engagement.

Management’s Discussion and Analysis December 31, 2014	M-10	Stantec Inc.

Organizational Evolution

In 2014, we continued the process of realigning our internal structure to better serve our clients by formalizing our three business operating units—Buildings, Energy & Resources, and Infrastructure. In 2015, we will continue to focus on collaborating and sharing responsibilities for operational performance in our organizational structure, and we will continue to refine and clarify various roles.

Client Development and Account Management

We continue to pursue a client strategy that focuses on growing global accounts while augmenting the strength of our local client base and differentiating us from our peers in the marketplace. The purpose of our account management system is to position Stantec for sustainable organic growth. To find and retain top clients, we develop targeted marketing and business development plans—by geographic area for regional and local clients and by sector for global and national clients. By better understanding our top clients, we can increase our ability to provide services that enhance their success and, in turn, create organic growth for our Company.

In 2014, we created an Account Management focus group, consisting of account managers across regions and sectors, to assist with implementing our business development framework. In 2015, we will continue to enhance our client development strategies through this framework.

We Do What Is Right

Doing what is right means paying attention to the impact that every decision has on how we do business. It means holding ourselves to a high standard of ethics and integrity in everything we do and committing to professional excellence in a manner that fosters a culture of safety and sustainability that is both innovative and forward looking.

Ethics and Integrity

Our reputation remains a significant asset; therefore, the focus continues to be on aligning our actions and decisions with our integrity and ethics policies. One way we ensure this is by conducting annual ethics, integrity, and anti-corruption compliance training for all employees. We are—and should be—held to a high standard of business practices. At Stantec, we articulate our high standard through our Project Management Framework, code of ethics, and policies and practices. In 2014, we engaged an outside agency to monitor, review, and report any issues identified through our Integrity Hotline.

Professional Excellence

We use a number of methods to ensure high-quality project execution, including the following:

Project Management Framework. We are committed to efficient and high-quality project execution within a framework that incorporates ethics, safety, sustainability, innovation, and profitability. Our Project Management Framework helps us improve project planning, remain committed to quality assurance, and fulfill peer review requirements.

We always strive to enhance our project execution and forecasting ability and to facilitate more efficient resource management. Currently, we use a diverse range of tools, including our Enterprise Management System, to execute projects effectively, and we will continue to invest in these tools in 2015.

Internal Practice Audits. We conduct internal practice audits to identify opportunities for quality enhancement across regions, disciplines, and sectors.

Management’s Discussion and Analysis December 31, 2014	M-11	Stantec Inc.

Integrated Management Systems. Our Integrated Management Systems clarify expectations for project delivery and client service excellence and convey the steps employees must take to achieve more consistent and successful project outcomes. These systems are certified to the International Organization for Standardization (ISO) 9001:2008 (Quality Management), ISO 14001:2004 (Environmental Management), and ISO 20000-1:2011 (IT Service Management System) standards. We believe that benchmarking against internationally recognized management standards such as ISO provides transparent accountability that aligns with industry best practices—and we believe this ultimately improves client service delivery and satisfaction.

Project Management Career Streams and Training. Effective project management depends not only on tools but on people as well. Project management is a career stream at Stantec. We have a Project Delivery Office that houses a peer group of senior project managers and project management specialists who can be deployed when required on any project throughout Stantec.

Regulatory Compliance. We operate in a diverse regulatory environment and are committed to compliance with regulatory requirements. For instance, we comply with financial reporting standards and controls and with employment practices. We also demonstrate our commitment to excellence through our documented policies and procedures.

Social Responsibility

We commit to doing what is right by demonstrating the values of social, economic, and environmental responsibility and a culture of health and safety through the implementation of various programs.

Sustainability. In our operations, we are committed to reducing our negative impact on the environment by progressing toward least-impact approaches to energy consumption, paper consumption, and waste disposal. We track and report our progress in our annual Sustainability Report, in the Carbon Disclosure Project (CDP), and through certification to ISO 14001:2004 (Environmental Management). In 2015, we will remain focused on meeting established targets to reduce the environmental impacts that result from our operations.

Stantec is at the forefront in the rapidly emerging field of Integrated Infrastructure and is implementing a new planning framework and evaluation system called Envision™, developed by the Institute for Sustainable Infrastructure and the Harvard Graduate School of Design. Envision provides a holistic framework for planning, designing, evaluating, and rating the community, environmental, and economic benefits of infrastructure projects and systems. In total, over 100 of our professional staff achieved their Envision Sustainability Professional (ENV SP) credentials.

Health and Safety. We are committed to ensuring the health and safety of all employees and stakeholders involved in our professional work. We continue to promote a culture of safety across our organization by implementing numerous formal and informal initiatives. In 2014, we implemented a safe return-to-work program and received OHSAS 18001:2007 certification for the Occupational Health & Safety (OHS) Management System. We continue to work on reducing our Total Recordable Incident Rate and Total Injury Rate.

Community Engagement. Our purpose is to create communities. At Stantec, we aim to be active members in our communities, making lasting connections with the people where we live and work. We regularly partner with a number of charitable and community organizations to help support their growth and development by working on social projects, environmental projects, charitable initiatives, and more. In addition to the many community outreach activities we participate in throughout the year, in 2014, we held our second Company-wide Stantec in the Community Day—more than 5,500 employees spent the day volunteering in their communities.

Management’s Discussion and Analysis December 31, 2014	M-12	Stantec Inc.

In every region, we make decisions locally with local input and focus. We recognize that local staff best understand how to match our resources and unique capabilities with the priorities of their communities and how to provide support to the organizations that make a difference. Corporately, we provide the framework that guides decision making, ensuring our community investments align with our organizational objectives and resonate with our employees and business leaders in the communities we serve. We target donating 1% of our annual pre-tax profits, through direct cash contributions or services in kind, to charitable or not-for-profit endeavors in the arts, education, environment, and health and wellness.

We Are Driven to Achieve

Achievement at every level begins and ends with a firm commitment to being the best that we can be. To capitalize on market opportunities and core strengths, we identify and adapt to changing market conditions in our various sectors. We identify growth opportunities—both organically and by acquisition—where we are well positioned and able to effectively manage risk. We remain committed to growing our top and bottom line through a continued focus on design services and by maintaining a low to moderate risk profile.

Growth Opportunities

Our aim is to achieve consistent growth and profitability. We will do this by sustaining a culture of excellence that remains committed to our clients, our people, our communities, and our shareholders. We commit to maintaining our diversification strategy, ensuring an appropriate balance within our sector mix.

Achieving a high level of market presence in the communities we serve is a key driver to our success. Our approach to regional growth is to effectively service our existing regional and local clients, develop new relationships, and grow our reputation and business where opportunities exist. Our target is to be among the top-tier service providers in each region and sector. With this level of market presence, we will less likely be affected by downturns in regional economies.

Our strong presence in Canadian markets gives us the ability to capitalize on opportunities within each region. We continue to pursue areas in Canada where we believe we can further increase our market presence in specific sectors. In the United States, our market position is growing, and we have taken strong steps to better position ourselves as a national firm. We have an emerging international presence, mainly in our Buildings business operating unit and our Mining sector, and we aim to grow organically by introducing more services to current and new clients.

Organic growth has been and continues to be a key driver to our success. To achieve growth, we leverage client relationships through our sector approach, by cross-selling, and through our account management programs, and we refine internal strategies that foster a culture of revenue generation in all areas of the Company.

Acquisitions are key to our strategy, and increasing the depth of our capabilities and broadening our geographic coverage enables us to better service our clients and achieve growth. Therefore, we maintain a consistent and disciplined approach to sourcing firms that align with our Company’s culture and strategy. We continue to target these “right fit” firms based on sector and regional priorities, while we remain open to new opportunities.

Management’s Discussion and Analysis December 31, 2014	M-13	Stantec Inc.

Because we operate in a highly fragmented industry, we are confident that we can continue to take advantage of acquisition opportunities. According to internal analyses and Engineering News-Record’s 2014 report on the top 500 design firms, the largest engineering and architecture companies (our principal competitors) operating in North America generate about US$100 billion in annual design fees. Currently, our share is approximately 3%.

When we acquire a firm, integration starts immediately following the acquisition closing date. Full integration usually takes between six months and two years to complete and involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices. This approach allows new staff to focus, with minimal interruption, on their primary responsibility: continuing to serve clients while allowing staff to take advantage of our systems and expertise.

We measure our success integrating acquired employees by using a post-integration survey and assessing the results to improve future integration activities. We also monitor leadership retention from acquisitions, key project submissions, and key client pursuits. In addition, we measure our growth success by monitoring our year-over-year increase in gross revenue attributable to organic and acquisition growth.

Financing

Our continued ability to finance our growth plan supports our success. Adequate financing gives us the flexibility to acquire firms that are appropriate for our vision and complement our business model.

Since our shares began being publicly traded on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 18.3%. To fund acquisition growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using (almost entirely) cash generated from operations and vendor notes.

In 2014, we extended the maturity date of our existing $350 million revolving credit facility to August 31, 2018. This facility also gives us access to $150 million in additional funds, subject to approval from our lenders. At December 31, 2014, we had $281.9 million of additional borrowing available under the facility. In 2011, we issued $70 million of 4.332% secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018, which were used to repay existing debt.

Management’s Discussion and Analysis December 31, 2014	M-14	Stantec Inc.

Results

Overall Annual Performance

In 2014, we achieved solid growth. We completed eight acquisitions in the year and had organic growth in all geographic regions and business operating units. Our 2014 organic growth demonstrates the effectiveness of our diversified business model: even though during the second half of the year we had a retraction in our Energy & Resources business operating unit, we experienced growth in our Buildings and Infrastructure business operating units.

The following highlights other major financial achievements and strategic activities in 2014 that contributed to our financial performance and overall financial condition:

•	Continuous profitability. Since the inception of our Company, we have achieved uninterrupted profitability. We ended 2014 with 13.1% growth in gross revenue, a 12.8% increase in EBITDA, a 12.5% increase in net income, and a 10.8% increase in diluted earnings per share compared to 2013. (The terms “gross revenue” and “EBITDA” are defined in Definition of Additional IFRS Measures and Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (together, the “Definitions section”) of this report.)

•	Growth through acquisitions. Acquisitions completed in 2013 and 2014 contributed $144.6 million or 6.5% to the increase in our gross revenue in 2014 compared to 2013. In particular, we strengthened our presence in the United States as we continued to build a top-tier position in our sectors.

•	Organic growth. In 2014, we achieved organic gross revenue growth of 3.9% and net revenue growth of 4.1%. By consistently executing our business strategy, we were able to capitalize on opportunities to increase project activity in all business operating units. In particular, we experienced strong growth in our Power, Water, and Community Development sectors.

•	Growth in backlog. Our contract backlog grew 28.6% from $1.4 billion at December 31, 2013, to $1.8 billion at December 31, 2014. (“Backlog” is a non-IFRS measure and is further discussed in the Definitions section of this report.)

•	Strong balance sheet and liquidity. Our balance sheet remains strong with a net debt to EBITDA ratio of 0.53. (“Net debt to EBITDA” is a non-IFRS measure and is defined in the Definitions section of this report.) Cash flows from operations in the year supported acquisition growth and continued dividends. During the year, we extended the maturity date of our existing $350 million revolving credit facility to August 31, 2018. As at December 31, 2014, $281.9 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

Management’s Discussion and Analysis December 31, 2014	M-15	Stantec Inc.

•	Two-for-one share split. Our board of directors declared a two-for-one share split that was effected by way of a share dividend. Shareholders of record on October 31, 2014, received a share dividend on November 14, 2014.

•	Evolution to business operating units. In 2014, we realigned our organizational structure from five practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. Our matrix-based business model and leadership structure are organized around geographic diversification and business operating units, and we continue to provide services throughout the project life cycle. This realignment allows us to better support our clients and better align us with their business drivers.

Selected Annual Information

The following table highlights trending of certain annual information:

(In millions of Canadian dollars, except per share and share amounts)	2014	2014 vs. 2013 (%)	2013	2013 vs. 2012 (%)	2012*

Gross revenue (note 1)	2,529.9	13.1%	2,236.4	19.6%	1,870.3
Net revenue (note 1)	2,075.3	13.3%	1,832.4	17.9%	1,553.8
EBITDA (note 2)	294.7	12.8%	261.2	18.1%	221.0
Net income	164.5	12.5%	146.2	20.8%	121.0
Earnings per share – basic (note 3)	1.76	11.4%	1.58	19.7%	1.32
Earnings per share – diluted (note 3)	1.74	10.8%	1.57	18.9%	1.32
Cash dividends declared per common share (note 3)	0.37	12.1%	0.33	10.0%	0.30

Total assets	2,010.5	20.5%	1,668.2	13.9%	1,464.2
Total long-term debt	309.3	29.9%	238.1	(20.4%)	299.3

Cash flows
From operating activities	207.2		272.1		180.6
Used in investing activities	(174.3)		(117.4)		(143.2)
Used in financing activities	(24.7)		(54.2)		(31.3)

Outstanding common shares as at
December 31 (note 3)	93,836,258		93,152,264		91,967,788
February 25, 2015	93,839,015
Outstanding share options as at
December 31 (note 3)	2,676,568		2,610,830		2,951,646
February 25, 2015	2,673,811

note 1: Gross revenue and net revenue are defined in Definition of Additional IFRS Measures in the Definitions section of this report.

note 2: EBITDA is calculated as net income before income taxes plus net interest expense, amortization of intangible assets, and depreciation of property and equipment (further discussed in the Definitions section of this report).

note 3: All comparative earnings per share, dividends per share, common share, and share option amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11.

Management’s Discussion and Analysis December 31, 2014	M-16	Stantec Inc.

2014 vs. 2013. Eight acquisitions completed in 2014 and five completed in 2013 contributed to our year-over-year growth in gross revenue, EBITDA, and net income, as well as growth in our basic and diluted earnings per share. As a result of acquisitions, gross revenue increased 6.5%. Also, gross revenue increased 3.9% and net revenue increased 4.1% because of organic growth. Organic growth occurred in all geographic regions and all business operating units. In Canada, the 3.8% organic gross revenue growth was primarily caused by increased activity in our Oil & Gas, Water, and Community Development sectors. In the United States, organic gross revenue grew 2.7%, primarily in our Power, Transportation, and Water sectors. Internationally, we had organic growth that mainly occurred in our Buildings business operating unit.

Our EBITDA as a percentage of net revenue for 2014 was 14.2%—remaining consistent with 2013. Gross margin increased from 54.7% in 2013 to 54.9% in 2014, partly due to our revenue base growing in higher margin business operating units (Buildings and Infrastructure). In addition, gross margin increased as a result of improvements in project management in our Buildings business operating unit and Transportation sector. (“Gross margin” is defined in the Definitions section of this report.) Administrative and marketing expenses increased mainly due to lower utilization, which was partly caused by increased integration activities from acquisitions. The growth in net income and basic and diluted earnings per share over 2013 was a result of the above-noted factors.

2013 vs. 2012. Five acquisitions completed in 2013 and seven completed in 2012 contributed to our year-over-year growth in gross revenue, EBITDA, and net income, as well as our growth in basic and diluted earnings per share. This acquisition growth was supplemented by stronger organic growth in 2013 than in 2012. As a result of strong organic growth, gross revenue increased 8.8% and net revenue increased 7.6%. Organic growth occurred in all geographic regions and in all practice area units except Buildings, mainly due to intensified competition and the softening of the buildings market, particularly in healthcare. Organic growth in other practice area units was mainly a result of a robust oil and gas market and increased project activity in our Transportation sector.

Our 2013 EBITDA was impacted by a decrease in our gross margin—from 55.0% in 2012 to 54.7% in 2013—while our administrative and marketing expenses as a percentage of net revenue remained the same as 2012 at 40.7%. Our gross margin declined slightly in 2013 because our revenue base grew in lower margin operations (Industrial and Transportation in the United States), resulting in an overall lower 2013 consolidated gross margin. The growth in net income and basic and diluted earnings per share over 2012 was a result of the above-noted factors.

Management’s Discussion and Analysis December 31, 2014	M-17	Stantec Inc.

Results Compared to 2014 Targets

In our 2013 Management’s Discussion and Analysis, we established various ranges of expected performance for 2014. In 2014, we met or performed better than all of our targets. The following table presents those results:

Measure	2014 Target Range	Results Achieved
Gross margin as % of net revenue	Between 54% and 56%	54.9%	✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	40.8%	✓
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	14.2%	✓
Net income as % of net revenue	At or above 6%	7.9%	✓
Effective income tax rate	At or below 28.5%	26.3%	✓
Return on equity (notes 2 and 4)	At or above 14%	16.8%	✓
Net debt to EBITDA (notes 1, 3, and 4)	Below 2.5	0.5	✓

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA divided by net revenue. EBITDA is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA as a percentage of net revenue, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of this report).

✓ Met or performed better than target.

Acquisitions

Consideration for acquisitions completed was $186.9 million in 2014 and $11.4 million in 2013. We completed the following acquisitions in 2014:

•	On January 24, 2014, we acquired Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG), adding approximately 115 staff to our Company. This addition expands our environmental services in the US Mid Atlantic.

•	On March 7, 2014, we acquired Processes Unlimited International, Inc. (ProU), which added approximately 450 staff to our Company. This addition expands our oil and gas expertise in the United States.

•	On May 9, 2014, we acquired JBR Environmental Consultants, Inc. (JBR), adding approximately 140 staff to our Company. The addition of JBR increases the depth of our services in various market sectors, including manufacturing, oil and gas, mining, and power generation and transmission in the United States.

•	On May 23, 2014, we acquired Group Affiliates Inc. (SHW), increasing the number of staff in our Company by approximately 300. Adding SHW enhances our US architectural, interior design, planning, and engineering services to higher education and K–12 clients.

•	On June 6, 2014, we acquired Wiley Engineering, Inc. (Wiley); this added 14 staff to our Company. Based in Georgia, this firm provides automation, electrical, and instrumentation engineering services to oil and gas, mining, power, and other industries.

•	On June 27, 2014, we acquired USKH Inc. (USKH), increasing our staff count by approximately 130. The addition of USKH enables us to provide locally based infrastructure, building, and geospatial services in Alaska and expands our presence in the Pacific Northwest.

•	On September 19, 2014, we acquired ADD, Inc., adding close to 210 staff to our Company. This addition enhances our architecture, interior design, planning, and branding services in the Boston market and widens our presence in southern Florida.

Management’s Discussion and Analysis December 31, 2014	M-18	Stantec Inc.

•	On October 24, 2014, we acquired Penfield & Smith Engineers, Inc. (Penfield & Smith), adding approximately 90 staff to our Company. Penfield & Smith is based in Santa Barbara, California, with additional offices in Camarillo, Santa Maria, and Lancaster, California. This addition strengthens our civil engineering and land planning expertise and enhances our presence along the California Central Coast.

Discussion of Operations

Our Company operates in one reportable segment: Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Year Ended Dec 31
	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2014	2013	2014 vs. 2013

Gross revenue **	121.9%	122.0%	13.1%
Net revenue **	100.0%	100.0%	13.3%
Direct payroll costs	45.1%	45.3%	12.9%
Gross margin **	54.9%	54.7%	13.6%
Administrative and marketing expenses	40.8%	40.7%	13.4%
Depreciation of property and equipment	1.9%	1.8%	19.4%
Amortization of intangible assets	1.2%	1.2%	14.6%
Net interest expense	0.4%	0.5%	(1.2%)
Other net finance expense (income)	0.1%	(0.2%)	n/m
Share of income from joint ventures and associates	(0.1%)	(0.1%)	4.3%
Foreign exchange gain	0.0%	0.0%	n/m
Other (income) expense	(0.2%)	(0.1%)	n/m
Income before income taxes	10.8%	10.9%	12.2%
Income taxes	2.9%	2.9%	11.4%
Net income	7.9%	8.0%	12.5%

 n/m = not meaningful

 * Percentage increase (decrease) calculated based on the dollar change from the comparable period.

 ** The terms gross and net revenue and gross margin are discussed in the Definitions section of this report.

The percentage increase in gross and net revenue in 2014 compared to 2013 was due to acquisition growth and organic growth in all geographic regions and business operating units (further explained in the Gross and Net Revenue section that follows). We were positively impacted by an increase in our gross margin as a percentage of net revenue. This was partly offset by our administrative and marketing expenses and depreciation of property and equipment since both as a percentage of net revenue increased compared to 2013 (further explained in the respective sections of this report). Our net income for 2014 increased by 12.5%.

Management’s Discussion and Analysis December 31, 2014	M-19	Stantec Inc.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report. For definitions of “gross revenue” and “net revenue,” refer to Definition of Additional IFRS Measures in the Definitions section of this report.

Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and, thereafter, as organic growth.

Each business operating unit generates a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.91 in 2014 compared to US$0.97 in 2013—a 6.2% decrease. The weakening of the Canadian dollar for the year had a positive effect on revenue reported in 2014 compared to 2013.

Our contract backlog grew 28.6%—from $1.4 billion at December 31, 2013, to $1.8 billion at December 31, 2014. A significant majority of this increase resulted from recent project wins and acquisitions completed in the year. We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract (further described in the Definitions section of this report). Only approximately the first 12 to 18 months of the total value of secured work for a project is included in contract backlog.

The following tables summarize the impact of acquisition growth, organic growth, and foreign exchange on our gross and net revenue for 2014 compared to 2013:

Management’s Discussion and Analysis December 31, 2014	M-20	Stantec Inc.

Gross Revenue (In millions of Canadian dollars)	2014 vs. 2013

Increase due to
Acquisition growth	144.6
Organic growth	86.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	62.5

Total net increase in gross revenue	293.5

Net Revenue (In millions of Canadian dollars)	2014 vs. 2013
Increase due to
Acquisition growth	119.6
Organic growth	74.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	48.5

Total net increase in net revenue	242.9

The increase in acquisition gross and net revenue in 2014 compared to 2013 was due to the revenue earned in 2013 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Business Operating Unit sections below. We experienced increases in organic gross revenue in 2014 compared to 2013 in all regions and all business operating units.

Gross Revenue by Region

The following charts and tables summarize gross revenue and gross revenue growth in our three regional operating units—Canada, United States, and International:

Management’s Discussion and Analysis December 31, 2014	M-21	Stantec Inc.

The following table summarizes the growth in gross revenue by region for 2014 compared to 2013:

(In millions of Canadian dollars)	Year Ended Dec 31, 2014	Year Ended Dec 31, 2013	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	1,346.6	1,290.2	56.4	7.8	48.6	n/a
United States	1,090.6	867.5	223.1	136.8	23.8	62.5
International	92.7	78.7	14.0	-	14.0	-

Total	2,529.9	2,236.4	293.5	144.6	86.4	62.5

Total gross revenue was positively impacted by acquisitions completed in 2013 and 2014, by organic growth, and by the weakening of the Canadian dollar in 2014 compared to 2013.

Following is a list of acquisitions completed in 2013 and 2014 that impacted specific regions during 2014:

•	Canada: Ashley-Pryce Interior Designers Inc. (AP/ID) (May 2013); JDA Architects Limited (JDA) (November 2013); and Cambria Gordon Ltd. (CGL) (November 2013)

•	United States: IBE Consulting Engineers, Inc. (IBE) (May 2013); Roth Hill, LLC (Roth Hill) (June 2013); Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) (January 2014); Processes Unlimited International, Inc. (ProU) (March 2014); JBR Environmental Consultants, Inc. (JBR) (May 2014); Group Affiliates Inc. (SHW) (May 2014); Wiley Engineering, Inc. (Wiley) (June 2014); USKH Inc. (USKH) (June 2014); ADD, Inc. (September 2014); and Penfield & Smith Engineers, Inc. (Penfield & Smith) (October 2014)

Canada. Gross revenue in our Canadian operations increased by 4.4% in 2014 compared to 2013. The increase resulted from acquisition and organic growth. The 3.8% in organic gross revenue growth was primarily due to a strong first half of 2014 in our Oil & Gas sector. All other sectors achieved organic revenue growth throughout the year, except for Transportation, which had a slight retraction in gross revenue in 2014 compared to 2013. Oil & Gas organic revenue retracted in Q4 14 because many projects were substantially completed or were waiting on regulatory approvals and clients’ decisions to proceed to the next phase of these projects.

In 2014, we continued to provide a significant amount of services to the energy and resources markets, particularly in western Canada. Private investment continued in energy midstream infrastructure projects, including pipeline and related facilities, to increase the transport capacity for oil and gas for export. We did experience reduced activity in the last two quarters of 2014 compared to the same period in 2013, mainly due to the completion of certain pipeline terminal projects. The decline in oil prices in the latter half of 2014 did not materially impact our midstream work; however, we are cautious on how the recent commodity price fluctuations may impact our clients’ decisions and timing to advance their projects going forward. (The expected impact for 2015 is discussed in the Outlook section of this report.)

The activity in the energy market also generated organic revenue growth for both private and public clients in other sectors including Water and Community Development in Alberta. Our Water sector was particularly active with increased work in water and wastewater infrastructure facilities. Our Power sector, particularly in transmission and distribution, showed strength in the second half of 2014.

Management’s Discussion and Analysis December 31, 2014	M-22	Stantec Inc.

In the public sector, federal and provincial budgets maintained stable levels for infrastructure funding, and municipal funding increased. Federal conditional regulatory approvals continued to support pipeline enhancement and expansion. However, increasingly, these projects were delayed because of the increased time required to obtain regulatory approvals in certain provinces and to clear the identified regulatory conditions attached, and because of the time spent surmounting opposition in communities. The public-private partnership (P3) model continued to be supported in Canada as new P3 projects were released, particularly in Ontario and the western provinces. Increasingly, P3s are being considered at the municipal level.

United States. Gross revenue in our US operations increased by 25.7% in 2014 compared to 2013. This increase resulted mainly from acquisition growth—especially in our Buildings business operating unit and Oil & Gas sector—and from foreign exchange because of the weakening of the Canadian dollar in 2014 compared to 2013. Also, organic gross revenue grew by 2.7% in 2014 compared to 2013. Organic growth occurred primarily in our Power, Transportation, and Water sectors, though it was partly offset by a retraction in our Buildings business operating unit and Mining sector.

Organic gross revenue demonstrated a strong recovery since the beginning of 2014 when the harsh winter conditions, particularly in the Midwest and Northeast, resulted in project delays and additional time to complete work in progress. By building on strong, established client relationships, our Transportation sector experienced increased organic revenue in almost all geographies. During 2014, the public sector was characterized as uncertain in the political and regulatory environment, notably at the federal level. Although public sector budgets were tight, we did benefit from greater stability in public sector funding for roadways and transportation in 2014 compared to 2013.

The private sector experienced increased activity as improvement in the US economy gained momentum in 2014. The US housing market gradually continued to recover. Even though we completed certain mining projects in the latter half of 2013, replenishing our backlog in 2014 was slow because of global softening in the mining sector.

International. Gross revenue in our International operations increased by 17.8% in 2014 compared to 2013. This increase resulted from organic growth, particularly in the Middle East, and from mining projects in Indonesia. The volume of projects in 2014 compared to 2013 increased in both our Buildings and Energy & Resources business operating units, predominately for private sector clients. In our Mining sector, our top-tier expertise in underground engineering enabled us to continue working for major global clients—in spite of a general slowdown in the mining industry. Organic growth was positively impacted by hospital and institutional projects that were secured early in the year in both the Middle East and United Kingdom.

Management’s Discussion and Analysis December 31, 2014	M-23	Stantec Inc.

Gross Revenue by Business Operating Unit

The following charts and tables summarize gross revenue and gross revenue growth in our three business operating units—Buildings, Energy & Resources, and Infrastructure:

(In millions of Canadian dollars, except %)	2014	% of Consulting Services Gross Revenue	2013	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2014 vs. 2013

Buildings	538.5	21.3%	466.6	20.9%	15.4%
Energy & Resources	1,109.2	43.8%	986.8	44.1%	12.4%
Infrastructure	882.2	34.9%	783.0	35.0%	12.7%
Total	2,529.9	100.0%	2,236.4	100.0%	13.1%

  Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure

  business operating units.

As indicated above, our gross revenue was positively impacted by acquisitions and organic growth, as well as the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by business operating unit is summarized in the following table:

	2014 Compared to 2013
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	71.9	54.4	5.7	11.8
Energy & Resources	122.4	77.2	28.9	16.3
Infrastructure	99.2	13.0	51.8	34.4
Total	293.5	144.6	86.4	62.5

  Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure

  business operating units.

Management’s Discussion and Analysis December 31, 2014	M-24	Stantec Inc.

The following summarizes the acquisitions completed in 2013 and 2014 that impacted specific business operating units during 2014:

•	Buildings: AP/ID (May 2013); IBE (May 2013); JDA (November 2013); SHW (May 2014); USKH (June 2014); and ADD, Inc. (September 2014)

•	Energy & Resources: CGL (November 2013); WEG (January 2014); ProU (March 2014); JBR (May 2014); and Wiley (June 2014)

•	Infrastructure: Roth Hill (June 2013); USKH (June 2014); and Penfield & Smith (October 2014)

Buildings. The Buildings business operating unit achieved 1.2% organic gross revenue growth in 2014 compared to 2013. Growth in the second half of 2014 exceeded the retraction in the first half. Organic gross revenue growth occurred in our Canadian and International regional operating units, and the United States retracted in 2014 compared to 2013. During 2014, Canada and the United States experienced a soft buildings market, intense competition, and reduced availability of funding for public sector projects. Since mid-2014, activity increased in our Healthcare and US Education sectors.

The majority of revenue for our Buildings business operating unit is generated from our key sectors: Education, Healthcare, and Commercial. We see increased opportunities in the education sector, especially for science, technology, engineering, and mathematics facilities. For example, during the fourth quarter of 2014, we secured architectural and engineering work for the Lake Forest College Johnson Science Center in Lake Forest, Illinois. Renovations and a 51,000-square-foot (4,700-square-metre) addition will transform the existing center into a contemporary state-of-the-art science facility.

In Canada, an increase in organic gross revenue in our Healthcare sector offset a retraction in the early part of the year. This retraction occurred because we substantially completed the rollout of certain cross-country retail programs for national retail and commercial clients. However, commercial opportunities continued to exist in 2014. To illustrate, in the latter part of 2014, we were chosen to design a new mixed-use high-rise office and residential tower in Edmonton, Alberta; this part of the development will become the new headquarters for Stantec Inc. Our multidiscipline project team spans North America. Their talent and expertise will contribute to building this signature building, which will redefine the Edmonton skyline. Opportunities for P3 projects continued, despite public funding constraints and increased international competition.

In the United States, the retraction in organic gross revenue resulted chiefly from increased competition and fewer healthcare projects. Nevertheless, in the latter part of 2014, the healthcare market showed signs of improvement as clients moved forward with their capital plans. Revenue from our US biopharmaceutical clients has declined because of industry consolidation and increased competition.

Recent projects secured in the Middle East increased our International healthcare and institutional portfolios.

Energy & Resources. The Energy & Resources business operating unit achieved 2.9% organic gross revenue growth in 2014 compared to 2013. Our Power sector achieved moderate organic revenue growth, while mining organic revenue was stable in 2014 compared to 2013. In our Oil & Gas sector, strong organic growth occurred in the first half of 2014, with retraction occurring in the second half of the year. Growth in our Oil & Gas sector occurred primarily related to our engineering and environmental services work on Canadian midstream pipelines and facilities. Activity in this sector decreased in the last two quarters of 2014, primarily due to the winding down of certain terminal projects. Outside of Oil & Gas, environmental services had a slow start in the first half of 2014 due to the harsher-than-usual winter and a longer ramp-up for the seasonally strong spring and summer months, although revenue grew in the second half of the year.

Management’s Discussion and Analysis December 31, 2014	M-25	Stantec Inc.

In our Energy & Resources business operating unit, the engineering and environmental services in our Oil & Gas sector accounted for over three-quarters of our gross revenue in 2014. Global energy demand and production are driving the need for supporting infrastructure, including storage, processing facilities, and pipelines. Because of our diverse project expertise and depth of experience, we are recognized as a top integrated provider of midstream services, which helped us to continue securing engineering and environmental services projects for large national clients for major oil and gas export pipelines in Canada. High commodity prices during the first half of 2014 and continued activity to increase and improve infrastructure in the Canadian midstream market also resulted in growth in our engineering and environmental services. However, the decline in oil prices at the end of 2014 and the possibility of sustained depressed prices in 2015 bring uncertainty to the oil and gas sector (further discussed in the Outlook section of this report). In the United States, where our oil and gas presence is emerging, we experienced slight organic revenue growth in 2014 compared to 2013. On both sides of the border, environmental services grew in 2014 because of our expertise in providing diverse services, including work on large pipelines and LNG projects as well as on non-energy related activities (these environmental services are also provided to other business operating units).

Our Power sector had organic gross revenue growth in 2014 compared to 2013, despite the continued slowdown in the power industry affecting public and private sector clients. Growth in the United States was principally due to an increase in gas generation projects, but an increase in maintenance-related work with utilities was also a factor because aging infrastructure, such as substations and switchyards, needs to be replaced. Our organic revenue also grew in Canada, where we are seen as a top provider of strategic regulatory and environmental scoping for power projects and where we continue to perform engineering, procurement, and construction management (EPCM) work. We continue to work on renewables, generation, and transmission and distribution projects across Canada.

On both sides of the border, we see a push for higher efficiency thermal and combined-cycle power plants to replace aging plants that are being shut down. In one case during the year, we were selected by Quanta Power Generation to provide engineering and design services as part of their engineering, procurement, and construction (EPC) team for the new 120-megawatt combined-cycle thermal power plant being built in Anchorage, Alaska. The new plant is expected to use less natural gas and release fewer emissions than traditional thermal plants. We also secured the engineering and design services for a combined 14-megawatt heat and power facility in Brooks, Alberta.

We are recognized for our top-tier expertise in wind design, and as a result, we secured the preliminary engineering work on the Roosevelt Wind Project during 2014. This project, about 18 miles (29 kilometres) southwest of Portales, New Mexico, will have up to 300-megawatts of capacity and is expected to begin operating by December 2015. Stantec will provide the detailed electrical design for the transmission line, collector substations, joint-use switching station, and collector and communication systems.

Our Mining sector had moderate organic revenue growth in 2014 compared to 2013. We experienced this growth in Canada and internationally due to continued work with major global clients; this growth was offset by a decline in our US Mining sector. Weakening commodity prices and, in some cases, excess supply, have resulted in global softening in mining. Companies tightened capital investment, scaling back expansion plans and exploration, and ceasing development. Nonetheless, we maintained our revenue levels in the Mining sector in 2014 because of our reputation, strong relationships with repeat clients, diversified commodities exposure, and diversified range of services, including our ability to provide services at the front end and provide detailed design and construction management.

Management’s Discussion and Analysis December 31, 2014	M-26	Stantec Inc.

Infrastructure. The Infrastructure business operating unit achieved 6.6% organic gross revenue growth in 2014 compared to 2013. We experienced this growth in all our Infrastructure sectors.

Our Water sector had strong organic gross revenue growth in 2014 compared to 2013, as well as an increase in backlog. Our business is benefiting from ongoing demand for our services as a result of the rehabilitation required on aging infrastructure, the energy sector, and regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities. Growth in Canada and the United States was partly due to the work we added in mid-2013 on the major PCCP Constructors joint venture project in New Orleans for the US Army Corps of Engineers. During 2014, we continued to secure significant water projects such as a five-year renewal of our Risk Mapping Assessment and Planning (Risk MAP) contract with the Federal Emergency Management Agency (FEMA) and several other ongoing projects for the Tennessee Valley Authority. The nationwide contract with FEMA will provide services for the agency’s flood risk mapping and hazard mitigation programs—a multipronged effort that will help communities identify and understand the risks that natural and manmade disasters pose to infrastructure and buildings. In addition, because of our expertise in flood protection, we secured the Springbank Off-stream Storage (SR1) Protection project west of Calgary, Alberta—one of the largest flood mitigation projects in Alberta’s history.

Our Transportation sector experienced organic gross revenue growth in 2014 compared to 2013. Approximately 75% of our Transportation revenue is generated in the United States. Organic revenue growth that took place in the United States was due to our strong client relationships and stable infrastructure spending, which led to new projects. As an example, during 2014, we secured work on the Golden Glades Interchange design-bid-build project, one of the largest conventional projects to come out of the Florida Department of Transportation in recent years. We will develop improvements to enhance safety, mobility, and multimodal use to support the establishment of an Ultimate Master Plan that incorporates express-lane connections between SR 826, I-95, and the Turnpike. In Canada, retraction occurred because the design phase for a number of projects was completed and new work was slow to start.

Our Community Development sector had strong organic gross revenue growth in 2014 compared to 2013. In this sector, we do half our work in Canada and half in the United States. Both countries experienced organic revenue growth, especially Canada because of a strong demand for housing and urban land development projects in western Canada. This demand increased as a result of the energy and natural resource market. Growth was also strong in California and the southeastern United States. The southern United States continued to show signs of improved housing markets; in particular, multipurpose and senior housing are gaining greater prominence, consistent with demographic trends. The single-family market demand is coming around to equal that of the other markets, and the return of large-scale single-family development is predominant in parts of Canada and in southern states such as Florida and California.

Management’s Discussion and Analysis December 31, 2014	M-27	Stantec Inc.

Gross Margin

For a definition of “gross margin,” refer to Definition of Additional IFRS Measures in the Definitions section of this report.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any year and on our project execution. These fluctuations reflect the basis of our business model: diversifying our operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Gross margin as a percentage of net revenue increased to 54.9% in 2014 from 54.7% in 2013 and is within our targeted range of 54% to 56% (set out in our 2013 Annual Report). This increase in our 2014 consolidated gross margin was due in part to the growth in the revenue base of our Buildings and Infrastructure business operating units; these business operating units have higher margins than our Energy & Resources business operating unit (further explained below). In addition, the increase resulted from improvements in project management in our Buildings business operating unit and Transportation sector.

The following table summarizes our gross margin percentages by region:

  Gross Margin by Regional Operating Unit

	2014	2013

Canada	55.9%	55.1%
United States	54.0%	54.4%
International	47.4%	50.6%

In our Canadian operations, the increase in gross margin in 2014 compared to 2013 was primarily due to improvements in project management as well as the mix of projects because of growth in the higher margin environmental services and the Water and Community Development sectors. In our US operations, the reduction in gross margin is mainly due to lower margins in our Oil & Gas sector, which is a growing component of our US revenue. The reduction in gross margin in our International operations was due to the mix of project activity.

The following table summarizes our gross margin percentages by business operating unit:

  Gross Margin by Business Operating Unit

	2014	2013

Buildings	55.1%	54.8%
Energy & Resources	53.2%	53.3%
Infrastructure	56.8%	56.4%

  Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Management’s Discussion and Analysis December 31, 2014	M-28	Stantec Inc.

Our Buildings business operating unit experienced a higher gross margin in 2014 compared to 2013, mostly as a result of improved project management and the mix of projects in progress during the year.

Our Infrastructure business operating unit had a higher gross margin in 2014 compared to 2013, mainly due to improved project management in our Transportation sector. In addition, gross margin improved due to project mix, in particular, because of an increase in the number of projects in the water and community development residential markets, which typically have higher margins.

Administrative and Marketing Expenses

Administrative and marketing expenses increased by $100.0 million from 2013 to 2014. As a percentage of net revenue, our administrative and marketing expenses increased from 40.7% in 2013 to 40.8% in 2014 while still falling within the expected range of 40% to 42% set out in our 2013 Annual Report.

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, as well as by business development and acquisition integration activities.

In 2014, administrative and marketing expenses were impacted by lower utilization, which is partly caused by an increase in integration activities. In the months after completing an acquisition, staff time charged to administration and marketing is usually higher because of integration activities, including orienting newly acquired staff. Eight acquisitions were completed in 2014 compared to five in 2013. The impact of lower utilization on administrative and marketing expenses was partly offset by a decrease in our provisions for claims in 2014 compared to 2013.

Depreciation of Property and Equipment

Depreciation increased by $6.3 million year over year. As a percentage of net revenue, depreciation of property and equipment increased from 1.8% in 2013 to 1.9% in 2014. This increase was primarily due to an increase in depreciation on leasehold improvements. During 2014, additions to property and equipment were $44.9 million compared to $53.5 million in 2013. Contributing to the higher spending in 2013 was an increase in leasehold and furniture improvements made to various office locations.

As a professional services organization, we are not capital intensive. In the past, we made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. During 2014, the $44.9 million in additions to property and equipment were consistent with our budget of approximately $45.0 million established at the beginning of 2014. We expect our total capital additions in 2015 to be approximately $50.0 million, excluding capital assets acquired from acquisitions. Our capital expenditures during 2014 were financed by cash flows from operations.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years. Contract backlog is amortized over an estimated useful life of generally 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. As at December 31, 2014, $5.8 million of the $97.2 million in intangible assets related to backlog.

Management’s Discussion and Analysis December 31, 2014	M-29	Stantec Inc.

Also included in intangible assets is purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets:

Amortization of Intangibles

(In thousands of Canadian dollars)	2014	2013

Client relationships	8,432	7,294
Backlog (Note)	4,819	5,342
Software	11,270	9,675
Other	962	982
Lease disadvantage	(1,231)	(2,058)

Total amortization of intangible assets	24,252	21,235

  Note: Backlog is a non-IFRS measure and is further discussed in the Definitions section of this report.

The $3.0 million increase in intangible asset amortization from 2013 to 2014 was mainly due to an increase in the amortization of software from the renewal of our Autodesk, Bentley, and Adobe software in 2013. Also, amortization increased due to intangible assets added from acquisitions in the year. During 2014, we added $40.1 million to intangible assets: $9.6 million was mainly the result of the renewal of our Microsoft agreement and incremental software licenses on our Enterprise Management System and $29.8 million was the result of acquisitions, primarily from the ProU, SHW, ADD, Inc., and Penfield & Smith acquisitions. The $9.6 million addition to intangible software was below our expectation of approximately $15.0 million at the beginning of 2014, mainly because of the timing of software finance lease contract renewals. We expect our total software additions in 2015 to be approximately $25.0 million. We plan to continue to invest in enhancements to our business information systems to optimize and streamline our business processes and prepare for continued growth.

In accordance with our accounting policies, we review intangible assets at each reporting period to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and if that event has an impact on the estimated future cash flows of the asset.

To determine indicators of impairment of intangible assets, we consider external sources of information such as prevailing economic and market conditions. We also consider internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the asset’s recoverable amount is estimated. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. (For further discussion on the methodology used in testing long-lived assets and intangibles for impairment, refer to the Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report.)

Based on our review of intangible assets at each reporting period in 2014 and 2013, there have been no material indications of impairment.

Management’s Discussion and Analysis December 31, 2014	M-30	Stantec Inc.

Net Interest Expense

Our net interest expense decreased by $0.1 million in 2014 compared to 2013, mainly due to an increase in bank interest income and interest income earned on available-for-sale investment debt securities, partially offset by an increase in the interest expense on other notes payable. In particular, the balance for other notes payable was $111.2 million at December 31, 2014, compared to $53.0 million at December 31, 2013. The weighted average interest rate on our other notes payable was 3.65% in 2014 as compared to 3.10% in 2013. As well, interest expensed on our revolving credit facility for the year slightly increased compared to 2013. The balance of our revolving credit facility was higher at $65.0 million at December 31, 2014, compared to $51.1 million at December 31, 2013. The average interest rate of our revolving credit facility was 1.37% at both December 31, 2014, and 2013. (The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.)

Based on our credit balance at December 31, 2014, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have had an immaterial impact on our net income and basic earnings per share for the year. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains

We reported a foreign exchange gain of $0.4 million in 2014 compared to $0.2 million in 2013. The foreign exchange gains arose from the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars or British pounds in exchange for Canadian dollars. The foreign exchange gains in 2014 and 2013 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at December 31, 2014, we had no material foreign-currency forward-contract agreements.

We estimate that because of a slight net exposure at December 31, 2014, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have had an immaterial impact on our net income for the year.

Income Taxes

Our 2014 effective income tax rate was 26.3% compared to 26.5% in 2013. Our 2014 effective income tax rate was impacted by additional income earned in lower tax jurisdictions and less income earned in higher jurisdictions in 2014 compared to 2013. The effective tax rate of 26.3% meets the target of at or below 28.5% set out in our 2013 Annual Report.

Fourth Quarter Results

Gross revenue increased 12.5% to $647.5 million in Q4 14 compared to $575.3 million in Q4 13; 9.2% of this increase is due to acquisitions completed in 2013 and 2014. EBITDA increased 10.9% to $69.1 million from $62.3 million, net income increased 6.7% to $38.1 million from $35.7 million, and our diluted earnings per share increased 5.3% to $0.40 from $0.38 when comparing Q4 14 to Q4 13. Diluted earnings per share was positively impacted by a decrease in administrative and marketing expense as a percentage of net revenue and a decrease in income tax expense. This was partly offset by an increase in our depreciation, amortization, net interest expense and other net finance expense as further discussed below.

Management’s Discussion and Analysis December 31, 2014	M-31	Stantec Inc.

The following table summarizes our key operating results for Q4 14 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

	Quarter Ended December 31		% of Net Revenue			% Increase (Decrease)*
(In millions of Canadian dollars, except %)	2014	2013	2014		2013	2014 vs. 2013

Gross revenue	647.5	575.3	124.6%		127.5%	12.5%
Net revenue	519.6	451.3	100.0%		100.0%	15.1%
Direct payroll costs	230.6	196.6	44.4%		43.6%	17.3%
Gross margin	289.0	254.7	55.6%		56.4%	13.5%
Administrative and marketing expenses	220.6	197.3	42.5%		43.7%	11.8%
Depreciation of property and equipment	10.9	8.7	2.1%		1.9%	25.3%
Amortization of intangible assets	7.0	4.6	1.3%		1.0%	52.2%
Net interest expense	2.4	1.9	0.5%		0.4%	26.3%
Other net finance expense (income)	0.9	(3.3)	0.2%		(0.7%)	n/m
Share of income from joint ventures and associates	(0.6)	(0.9)	(0.1%	)	(0.1%)	(33.3%)
Foreign exchange gain	(0.3)	0.0	(0.1%	)	0.0%	n/m
Other income	(0.7)	(0.7)	(0.2%	)	(0.2%)	n/m
Income before income taxes	48.8	47.1	9.4%		10.4%	3.6%
Income taxes	10.7	11.4	2.1%		2.5%	(6.1%)
Net income	38.1	35.7	7.3%		7.9%	6.7%

  n/m = not meaningful

  * % increase (decrease) calculated based on the dollar change from the comparable period.

  Gross Revenue

(In millions of Canadian dollars)	Q4 14 vs. Q4 13

Increase in gross revenue due to
Acquisition growth	53.1
Organic growth	1.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	17.7

Total net increase in gross revenue	72.2

During Q4 14, our gross revenue increased by $72.2 million, or 12.5%, compared to the same period in 2013. This change occurred because of the impact of acquisitions completed in 2013 and 2014, as well as the weakening of the Canadian dollar. The average exchange rate for the Canadian dollar was US$0.88 during Q4 14 compared to US$0.95 during Q4 13.

Management’s Discussion and Analysis December 31, 2014	M-32	Stantec Inc.

The following tables summarize the change in gross revenue by region and by business operating unit in the fourth quarter of 2014 compared to the same period in 2013:

  Gross Revenue by

  Regional Operating Unit

(In millions of Canadian dollars)	Quarter Ended Dec 31, 2014	Quarter Ended Dec 31, 2013	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	325.9	338.4	(12.5)	1.2	(13.7)	n/a
United States	299.7	217.2	82.5	51.9	12.9	17.7
International	21.9	19.7	2.2	-	2.2	-
Total	647.5	575.3	72.2	53.1	1.4	17.7
n/a = not applicable

Gross Revenue by
Business Operating Unit
(In millions of Canadian dollars)	Quarter Ended Dec 31, 2014	Quarter Ended Dec 31, 2013	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	146.6	110.0	36.6	24.2	9.2	3.2
Energy & Resources	273.1	263.3	9.8	22.2	(17.3)	4.9
Infrastructure	227.8	202.0	25.8	6.7	9.5	9.6

Total	647.5	575.3	72.2	53.1	1.4	17.7

Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Organic growth in Q4 14 was positive in all business operating units except Energy & Resources. The Energy & Resources business operating unit decline occurred primarily because of certain terminal projects winding down in our Oil & Gas sector in Canada. Buildings continued its momentum of organic growth with an increase of 8.4% in Q4 14 compared to Q4 13. This occurred mainly from improved project management and growth in our Canadian and International Healthcare sectors. The 4.7% organic gross revenue growth in our Infrastructure business operating unit resulted from growth in all its three sectors—Community Development, Transportation, and Water—in particular, our US Transportation sector where we benefit from strong client relationships.

In Q4 14 our gross margin decreased to 55.6% from 56.4% in Q4 13. Our gross margin decreased quarter over quarter in our regional operating units and our business operating units as summarized in the tables below:

Management’s Discussion and Analysis December 31, 2014	M-33	Stantec Inc.

Gross Margin by Regional Operating Unit	Quarter Ended Dec 31
	2014	2013

Canada	57.6%	56.9%
United States	54.4%	56.2%
International	38.1%	50.5%

Gross Margin by Business Operating Unit	Quarter Ended Dec 31
	2014	2013

Buildings	53.8%	55.8%
Energy & Resources	54.2%	54.8%
Infrastructure	58.3%	58.7%
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The nature of our business model—based on diversifying operations across geographic regions, business operating units, and all phases of the infrastructure and facilities project life cycle—will continue to cause fluctuations in our gross margin percentage from period to period, depending on the mix of projects during any given quarter. In our US operations, the reduction in gross margin is primarily due to lower margins in our Oil & Gas sector which is a growing component of our US revenue. In our Buildings business operating unit and International operations, gross margins were negatively impacted by project adjustments to estimated costs to complete.

Administrative and marketing expense as a percentage of net revenue decreased to 42.5% in Q4 14 from 43.7% in Q4 13. The expense in Q4 13 was historically high due to additional charges for seasonal holidays and an increase in the fair value of restricted share units and deferred share units. Administrative and marketing expense increase sequentially from Q3 14 to Q4 14 partly due to decreased utilization from seasonality and increased integration activities from acquisitions.

Depreciation and amortization as a percentage of net revenue increased due to an increase in property and equipment and intangible assets resulting from organic growth and acquisitions. Interest expense was higher in Q4 14 compared to Q4 13 due to an increase in notes payable from acquisitions. Other net finance expense (income) was in a $3.3 million income position in Q4 13 compared to an expense of $0.9 million in Q4 14 because we derecognized a $4.2 million note payable from an acquisition.

Our effective tax rate is based on statutory rates in jurisdictions where we operate. Our effective income tax rate decreased sequentially from 27.5% in Q3 14 to 26.3% in Q4 14 due to more-than-expected income earned in lower tax rate jurisdictions and less income earned in higher tax rate jurisdictions. In addition, the rate declined because of an increase in deductions for US share options exercised and because we used previously unrecognized tax losses.

Management’s Discussion and Analysis December 31, 2014	M-34	Stantec Inc.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years, all prepared in accordance with IFRS:

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Dec 31, 2014		Sept 30, 2014*		Jun 30, 2014*		Mar 31, 2014*

Gross revenue	647.5		674.7		633.8		573.9
Net revenue	519.6		544.2		530.2		481.3
Net income	38.1		48.6		44.3		33.5
EPS – basic	0.41		0.52		0.47		0.36
EPS – diluted	0.40		0.51		0.47		0.36

	Dec 31, 2013	*	Sept 30, 2013	*	Jun 30, 2013	*	Mar 31, 2013	*

Gross revenue	575.3		581.2		566.7		513.2
Net revenue	451.3		484.8		469.4		426.9
Net income	35.7		45.9		36.2		28.4
EPS – basic	0.38		0.50		0.39		0.31
EPS – diluted	0.38		0.49		0.39		0.31

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly basis and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

  *Earnings per share have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

  The following items impact the comparability of our quarterly results:

Gross Revenue (In millions of Canadian dollars)	Q4 14 vs. Q4 13	Q3 14 vs. Q3 13	Q2 14 vs. Q2 13	Q1 14 vs. Q1 13

Increase in gross revenue due to
Acquisition growth	53.1	48.6	31.8	11.1
Organic growth	1.4	34.1	21.0	29.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	17.7	10.8	14.3	19.7

Total net increase in gross revenue	72.2	93.5	67.1	60.7

Management’s Discussion and Analysis December 31, 2014	M-35	Stantec Inc.

Q1 14 vs. Q1 13. During Q1 14, net income increased by $5.1 million, or 18.0%, from the same period in 2013, and diluted earnings per share for Q1 14 increased by $0.05, or 16.1%, compared to Q1 13. Net income for Q1 14 was positively impacted by an increase in revenue resulting from acquisitions completed in 2013 and 2014, and by strong organic growth in our Energy & Resources and Infrastructure business operating units. Growth was driven mainly by our Oil & Gas sector, particularly by work in the midstream industry, and by increased activity in our Water sector. We reported organic growth in our Canadian and International operations. Our results were also positively impacted by an increase in gross margin—from 54.0% in Q1 13 to 54.4% in Q1 14. This increase was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 41.1% in Q1 13 to 41.5% in Q1 14. Our bottom line was also positively impacted by a reduction in net interest expense and an increase in income from joint ventures and associates.

Q2 14 vs. Q2 13. During Q2 14, net income increased by $8.1 million, or 22.4%, from the same period in 2013, and diluted earnings per share for Q2 14 increased by $0.08, or 20.5%, compared to Q2 13. Net income for Q2 14 was positively impacted by an increase in revenue because of acquisitions completed in 2013 and 2014, and organic revenue growth in our Energy & Resources and Infrastructure business operating units. Strong growth occurred in our Water and Community Development sectors. Overall activity in our Oil & Gas sector, particularly in the midstream industry, remained strong, although at a reduced pace of growth compared to Q1 14 due to the winding down of certain terminal projects. Organic growth continued to occur in Canada and internationally. The slight retraction in the United States was mostly due to a softened buildings sector, and harsh weather conditions in Q1 14 caused a slower-than-expected ramp-up on projects. Our results were also positively impacted by an increase in gross margin—from 54.2% in Q2 13 to 54.7% in Q2 14—and a reduction in our administrative and marketing expenses as a percentage of net revenue—from 40.0% in Q2 13 to 39.9% in Q2 14. Our bottom line was also positively impacted by a decrease in net interest expense and amortization of intangible assets.

Q3 14 vs. Q3 13. During Q3 14, net income increased by $2.7 million, or 5.9%, from the same period in 2013, and diluted earnings per share for Q3 14 increased by $0.02, or 4.1%, compared to Q3 13. Net income for Q3 14 was positively impacted by an increase in revenue because of acquisitions completed in 2013 and 2014, and organic revenue growth in Buildings and Infrastructure while our Energy & Resources business operating unit had a reduced pace of growth due to retraction in our Mining sector. Our United States operations had strong organic growth of 10.4% in Q3 14 compared to Q3 13, resulting mainly from growth in our Power and Transportation sectors and in our Buildings business operating unit. Our results were also positively impacted by an increase in gross margin—from 54.3% in Q3 13 to 54.7% in Q3 14. This was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 38.3% in Q3 13 to 39.3% in Q3 14—mainly from lower utilization due in part to increased integration activities from acquisitions.

Management’s Discussion and Analysis December 31, 2014	M-36	Stantec Inc.

Balance Sheet

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2013, to December 31, 2014:

(In millions of Canadian dollars)	Dec 31, 2014	Dec 31, 2013	$ Change	% Change

Total current assets	844.4	726.2	118.2	16.3%

Property and equipment	152.7	133.5	19.2	14.4%
Goodwill	760.6	594.8	165.8	27.9%
Intangible assets	97.2	78.9	18.3	23.2%
Other financial assets	90.7	83.2	7.5	9.0%
All other assets	64.9	51.6	13.3	25.8%

Total assets	2,010.5	1,668.2	342.3	20.5%

Current portion of long-term debt	53.2	37.1	16.1	43.4%
Other liabilities	12.0	9.8	2.2	22.4%
All other current liabilities	409.9	360.1	49.8	13.8%
Total current liabilities	475.1	407.0	68.1	16.7%

Long-term debt	256.1	200.9	55.2	27.5%
Other liabilities	64.3	58.0	6.3	10.9%
All other liabilities	128.8	109.7	19.1	17.4%
Equity	1,086.2	892.6	193.6	21.7%

Total liabilities and equity	2,010.5	1,668.2	342.3	20.5%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased mainly because of the number of leasehold and furniture improvements made to various offices and as a result of the acquisitions of WEG, ProU, JBR, SHW, USKH, ADD, Inc., and Penfield & Smith. Because of these acquisitions and changes in foreign exchange, goodwill increased (explained below). Intangible assets increased mostly because of customer relationships and backlog acquired from these acquisitions and the renewal of our Autodesk and Bentley agreements in Q1 14 and incremental software licenses on our enterprise management system. Total current and long-term other financial assets increased mainly due to an increase in investments held for self-insured liabilities. Total current and long-term debt increased mainly as a result of an increase in notes payable from acquisitions, as well as an increase in our revolving credit facility and finance lease obligations. The increase in other liabilities was primarily caused by an increase in lease inducement benefits from leasehold improvements.

Overall, the carrying amounts of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar—from US$0.94 at December 31, 2013, to US$0.86 at December 31, 2014.

Goodwill

In accordance with our accounting policies, described in note 4 of our audited consolidated financial statements, we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Management’s Discussion and Analysis December 31, 2014	M-37	Stantec Inc.

We allocate goodwill to our cash generating units (CGUs), which are also our operating segments. CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. We defined our CGUs as Canada, the United States, and International. No goodwill is allocated to our International CGU. As a Company, we are constantly evolving and continuing to expand into different geographic locations. As we evolve, we regularly review our corporate and management structure to ensure our operations are organized into logical units, particularly for making operating decisions and assessing performance. If we determine that our corporate and management structure should change, we review our definitions of CGUs and reportable segments. We do not allocate goodwill to or monitor it by our business operating units.

On October 1, 2014, and October 1, 2013, we performed our annual goodwill impairment test. Based on the results of these tests, we concluded that the recoverable amount of each CGU exceeded its carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statement of financial position and recognized as a non-cash impairment charge in income. We estimate the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions.

We use cash flow projections from financial forecasts approved by senior management covering a five-year period. For our last two impairment tests on October 1, 2014, and October 1, 2013, we discounted our CGU cash flows using after-tax discount rates ranging from 8.7% to 11.5%. To arrive at cash flow projections, we use estimates of economic and market information including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Note 11 in our 2014 audited consolidated financial statements provides more detail about our goodwill impairment test and is incorporated by reference.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual test dates. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Management’s Discussion and Analysis December 31, 2014	M-38	Stantec Inc.

Sensitivity

The calculation of fair value less costs of disposal for all of our CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•	Discount rates—reflecting investors’ expectations when discounting future cash flows to a present value—that take into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

At October 1, 2014, the recoverable amounts of our Canadian and US CGUs exceeded their carrying amounts. For assessing fair value less costs of disposal, we believe that no reasonably possible change in any key assumption listed above would have caused the carrying amount of the Canadian or US CGU to materially exceed its recoverable amount.

Liquidity and Capital Resources

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report. We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Core Business and Strategy section of this report) reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital through the issuance of common shares. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Our investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Management’s Discussion and Analysis December 31, 2014	M-39	Stantec Inc.

Working Capital

The following table shows summarized working capital information as at December 31, 2014, compared to December 31, 2013:

(In millions of Canadian dollars, except ratio)	2014	2013	$ Change

Current assets	844.4	726.2	118.2
Current liabilities	(475.1)	(407.0)	(68.1)
Working capital (Note)	369.3	319.2	50.1
Current ratio (Note)	1.78	1.78	n/a

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

Current assets increased primarily because of a $95.3 million increase in trade and other receivables and unbilled revenue as a result of acquisitions and organic growth in the year. Investment in trade and other receivables and unbilled revenue was 86 days at both December 31, 2014, and 2013. Year over year, cash and cash equivalents increased by $10.7 million, income tax recoverable increased by $2.4 million, and prepaid expenses increased by $4.5 million. Current other financial assets increased $10.1 million from December 31, 2013, because of an increase in our investments held for self-insured liabilities.

An increase in current liabilities was largely due to a $41.2 million increase in trade and other payables resulting from increased activity, higher payroll accruals because of an increase in employee numbers, and an increase in bonuses payable. In addition, billings in excess of costs increased $18.3 million primarily from increased project activity in the United States and project mix. The current portion of long-term debt increased $16.0 million, which was mainly a result of additional notes payable from current acquisitions and an increase in finance lease obligations. These increases were partly offset by a $9.1 million decrease in income taxes payable since December 31, 2013, due to the timing of our tax instalments.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2014	2013	$ Change

Cash flows from operating activities	207.2	272.1	(64.9)
Cash flows used in investing activities	(174.3)	(117.4)	(56.9)
Cash flows used in financing activities	(24.7)	(54.2)	29.5

Management’s Discussion and Analysis December 31, 2014	M-40	Stantec Inc.

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of payroll and acquisitions, particularly the timing of payments of acquired trade and other payables, including employee annual bonuses. The $64.9 million decrease in cash flows from operating activities resulted from an increase in cash paid to employees, which was caused by an increase in the number of employees and the bonuses and restricted share units paid in the year. Cash paid to suppliers increased because of our acquisitions and organic growth and the timing of various payments. As a consequence of higher 2014 tax installment requirements, income taxes paid increased by $14.5 million. Also, we recovered $9.7 million less in income taxes due to a higher income tax refund in 2013. These increases in cash outflows were partly offset by an increase in cash receipts from clients due to our acquisitions and organic growth.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased in 2014 compared to 2013 due to an increase in cash used for business acquisitions. We used $123.7 million for the payment of cash consideration and notes payable from acquisitions in 2014 compared to $43.5 million in 2013. This increase in cash outflows was partly offset by a reduction in cash outflows for investments held for self-insured liabilities and for property and equipment. In 2014, property and equipment purchases totaled $42.7 million compared to $52.6 million in 2013. Contributing to the higher spending in 2013 was the purchase of furniture and leasehold improvements made to various office locations.

Cash Flows Used in Financing Activities

Cash outflows used in financing activities decreased mainly due to a net inflow in 2014 of $3.5 million from our revolving credit facility—compared to a net outflow in 2013 of $34.6 million to repay our revolving credit facility. The reductions in outflows were partly offset by a decrease in cash received from the issuance of shares from employees exercising their share options and a $3.9 million increase in cash outflows for the payment of dividends in 2014 compared to 2013.

Capital Structure

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5. At December 31, 2014, our net debt to EBITDA ratio was 0.53. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

During 2014, we extended the maturity of our existing $350 million revolving credit facility to August 31, 2018. This credit facility allows us access to an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, LIBOR, or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. Before the extension, the basis points varied, depending on our level of consolidated debt to EBITDA—from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. At December 31, 2014, $281.9 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are

Management’s Discussion and Analysis December 31, 2014	M-41	Stantec Inc.

ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. We may redeem them, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR (earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs) to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in Definition of Non-IFRS Measures in the Definitions section of this report. We were in compliance with all these covenants as at and throughout the period ended December 31, 2014.

During 2014, we extended the maturity of our bid bond facility to August 31, 2018, from August 31, 2017, and increased the limit from $10 million to $15 million. This facility allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2014, $8.5 million had been issued under this bid bond facility, expiring at various dates before January 2016.

Management’s Discussion and Analysis December 31, 2014	M-42	Stantec Inc.

Shareholders’ Equity

Our shareholders’ equity increased by $193.6 million in 2014 and by $165.6 million in 2013. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2014	2013

Beginning shareholders’ equity	892.6	727.0

Net income for the year	164.5	146.2
Currency translation adjustments	46.3	26.1
Net unrealized gain on financial assets	2.9	5.0
Net realized gain on financial assets transferred to income	(0.7)	(0.6)
Recognition of fair value of share-based compensation	4.6	3.8
Share options exercised for cash	10.6	16.5
Dividends declared	(34.6)	(30.6)
Purchase of non-controlling interests	0.0	(0.8)

Total change	193.6	165.6

Ending shareholders’ equity	1,086.2	892.6

During 2014, we recorded a $46.3 million foreign exchange gain in our currency translation adjustments in other comprehensive income compared to a $26.1 million gain in 2013. These unrealized gains arose when translating our foreign operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The gain recorded during 2014 was caused by the weakening of the Canadian dollar—from US$0.94 at December 31, 2013, to US$0.86 at December 31, 2014.

We hold investments for self-insured liabilities consisting of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. We gained $2.9 million in 2014 and $5.0 million in 2013 in the fair value of these investments.

Our board of directors grants share options as part of our incentive programs. In 2014, our board granted 803,926 (in 2013, 910,000) share options to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date. Share options exercised in 2014 generated $10.6 million in cash compared to $16.5 million in 2013.

Our board of directors has declared dividends to common shareholders: $34.6 million in dividends were declared in 2014 and $30.6 million were declared in 2013.

Management’s Discussion and Analysis December 31, 2014	M-43	Stantec Inc.

Other

Outstanding Share Data

At December 31, 2014, there were 93,836,258 common shares and 2,676,568 share options outstanding. From December 31, 2014, to February 25, 2015, no share options were granted, 2,757 share options were exercised, and no share options were forfeited. At February 25, 2015, there were 93,839,015 common shares and 2,673,811 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2014:

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	301.5	47.7	129.0	124.3	0.5
Interest on debt	22.0	9.9	10.5	1.6	-
Operating leases	846.5	119.3	205.4	142.5	379.3
Finance lease obligation	8.2	5.6	2.6	-	-
Purchase and service obligations	35.7	14.7	19.4	1.6	-
Other obligations	26.6	1.9	9.2	0.2	15.3

Total contractual obligations	1,240.5	199.1	376.1	270.2	395.1

For further information regarding the nature and repayment terms of our long-term debt, operating leases, and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 16 and 19 in our audited consolidated financial statements for the year ended December 31, 2014, incorporated by reference herein.

Our operating lease commitments include future minimum rentals payments under non-cancellable agreements for office space. Our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit and restricted share unit plans and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Management’s Discussion and Analysis December 31, 2014	M-44	Stantec Inc.

Off-Balance Sheet Arrangements

As at December 31, 2014, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $3.2 million that expire at various dates before January 2016. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. As part of the normal course of operations, we also have a surety facility to enable the issuance of bonds for certain types of project work. As at December 31, 2014, $3.3 million in bonds were issued under this agreement and expire at various dates before April 2020. In addition, we have a bid bond facility that allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2014, $8.5 million, expiring at various dates before January 2016, was issued under this bid bond facility.

During 2009, we issued a guarantee up to a maximum of US$60.0 million for project work with the US federal government. During 2014, this agreement expired due to the completion of project work. We did not make any payments under this guarantee, and no amounts were accrued in our consolidated financial statements with respect to the guarantee.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These indemnifications are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. In addition, we indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

Fair value. As at December 31, 2014, we value and record our financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of; at that time, the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in finance income; dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and recorded at fair value; subsequently, they are recorded at amortized cost using the effective interest rate (EIR) method, with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in finance costs.

Management’s Discussion and Analysis December 31, 2014	M-45	Stantec Inc.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximates their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values.

Market risk. We are exposed to various market factors that can affect our performance, primarily our currency and interest rates.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that

•	US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations

•	US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact on our income from operations

This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

2.	Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

3.	Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian operations and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar foreign currency assets with US-dollar foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

Management’s Discussion and Analysis December 31, 2014	M-46	Stantec Inc.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. We estimate that based on a slight net exposure at December 31, 2014, a $0.01 increase or decrease in the exchange rates (with all other variables held constant) would have had an immaterial impact on our net income for the year.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility carries a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. We estimate that, based on our loan balance at December 31, 2014, a 0.5% increase in interest rates (with all other variables held constant) would have had an immaterial impact on our basic earnings per share for the year.

We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our $125 million in senior secured notes have fixed interest rates until they are due—$70 million at 4.332% due May 10, 2016, and $55 million at 4.757% due May 10, 2018. Since these have fixed rates, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated to the extent that the portfolio of equity funds is monitored regularly and is relatively diversified. The effects of a 1.0% decline or increase in equity prices (with all other variables held constant) would have had an insignificant impact on our comprehensive income for the year.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these management agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a management fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint venture provides us with rights to the net assets of the arrangement. A joint operation provides us with rights to the individual assets and obligations.

Management’s Discussion and Analysis December 31, 2014	M-47	Stantec Inc.

We account for a joint operation by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and by combining them line by line with similar items in our consolidated financial statements. We use the equity method of accounting for our associated companies and joint ventures. In 2014, the total sales to our associates were $19.7 million and distributions paid by our associates were $0.2 million. At December 31, 2014, receivables from our associates were $4.5 million. Total sales to our joint ventures were $18.6 million and distributions paid by our joint ventures were $2.3 million in 2014. At December 31, 2014, receivables from our joint ventures were $6.1 million.

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, COO, CFO, and executive senior vice presidents. Total compensation to key management personnel and directors recognized as an expense was $12.9 million in 2014 compared to $19.1 million in 2013. The decrease year over year is mainly due to the decrease in the fair value of restrictive share units and deferred share units.

From time to time, we guarantee the obligations of subsidiaries or structured entities regarding lease agreements. We also, from time to time, guarantee subsidiaries’ or structured entities’ obligations to a third party pursuant to an acquisition agreement. (Transactions with subsidiaries, structured entities, associated companies, and joint ventures are further described in notes 13 and 30 of our 2014 audited consolidated financial statements and are incorporated by reference herein.)

Outlook

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section. The following table summarizes our expectations for the coming year:

Measure	2015 Target Range
Gross margin as % of net revenue	Between 54% and 56%
Administrative and marketing expenses as % of net revenue	Between 40% and 42%
EBITDA as % of net revenue	Between 13% and 15%
Net income as % of net revenue	At or above 6%
Return on equity	At or above 14%
Net debt to EBITDA	Below 2.5

We removed the target for an effective income tax rate of at or below 28.5% set in 2013. We removed this target since our effective income tax rate is based on statutory rates in jurisdictions where we operate. All other targets remain the same.

Actual performance will fluctuate depending on the mix of clients and projects, as well as the number of acquisitions completed in a year. Some targets, such as net debt to EBITDA, could be impacted and potentially exceeded by completing an opportune larger acquisition that increases our debt level above our target for a period of time.

Management’s Discussion and Analysis December 31, 2014	M-48	Stantec Inc.

The diverse infrastructure and facilities market consists of many sectors and industries in both the public and private sectors. Clients within this market require services from multiple disciplines and areas of expertise for projects of varying complexities across the project life cycle. In North America, revenue for our principal area of operation—design-related services for the infrastructure and facilities market—is approximately US$100 billion, and our market share is approximately 3%. Market size is affected by many factors, including capital spending plans of private sector clients, government allocations to infrastructure, and the range of alternative project delivery methods in certain sectors. Our footprint in the Middle East, United Kingdom, India, and the Caribbean provides an additional, although small, presence in international markets.

In 2015, we have an overall moderate growth outlook for professional services in our key sectors in North America. When determining our overall outlook, we considered the following expectations:

•	Continued improvement in the United States as we build a top-tier position.

•	Greater strength in private sector markets than in public sector markets.

•	Energy and resource development moderation to potential retraction in Canada—compared to the robustness experienced in the past few years—due to the decline in commodity prices and delay in regulatory approvals which may delay projects moving forward.

•	Continued efforts to be made by all levels of government to address the ongoing infrastructure spending deficit.

•	Support for alternative project delivery approaches, including P3s, to continue in Canada and to present new opportunities in the United States.

•	The regulatory and political environment will continue to support infrastructure development in North America.

•	Continuing public awareness and regulatory focus on environmental issues. Increased awareness can have numerous effects: moving towards responsible industrial development, pursuing sustainable design, improving water distribution and treatment, and reducing the ecological footprint.

The overall outlook for our International operations is moderate growth as we continue to organically build our experience and presence. We base our overall outlook on a variety of factors, including the material factors described below.

Geographic Outlook

Canada

We believe that organic gross revenue growth for our Canadian operations will be stable for 2015 but may retract in the first half of 2015, primarily due to a retraction in our Oil & Gas sector. However, we expect organic revenue growth will stabilize in the second half of 2015. Organic revenue growth in 2015 is expected to be positively impacted by increased activity in sectors and geographical regions that are linked to non-energy-related sectors.

Private sector: Business sentiment remains positive overall, but the recent decline in oil prices has significantly dampened the outlook in this cyclical energy sector, largely in the upstream segment. A significant portion of our work is in the midstream segment and in front-end planning and permitting on large multiyear projects. We believe these projects will continue to be advanced in 2015; however, the timing may be significantly impacted by regulatory approval processes and our clients’ decisions to proceed with the next phase of these projects.

Management’s Discussion and Analysis December 31, 2014	M-49	Stantec Inc.

The power sector is expected to remain stable as infrastructure is built out to maintain and replace aging generation, transmission, and distribution assets and, in particular, to meet federal government regulations. Global mining markets have been cautious throughout 2014; this will likely continue in the short term as a result of the continuing weakness in the global economy and low non-energy commodity prices. This will cause a decrease in the pace of capital expenditures, delays in some projects, or cancellation altogether if non-energy commodity prices remain subdued.

Although we are in a low-interest-rate environment, we expect stability in housing activity in 2015. Recently, supply has exceeded demographic requirements, and this supply is expected to come onto the market in the near term. In addition, the recent decline in oil prices is likely to cause a slowdown in residential construction in commodity-driven markets, specifically in western Canada.

The competitive landscape is expected to remain relatively stable because the flow of international competitors into the Canadian marketplace has stabilized. Labor constraints may ease due to declining commodity prices in the energy sector over the short- and mid-term.

Public sector: Despite moderate fiscal restraint, the budget situation of the federal government and most provincial governments is improving and projects are being released. Even so, declining energy prices may put renewed strain on the budgets of energy-reliant provinces and on the federal government. The New Building Canada Plan and provincial infrastructure initiatives recently announced establish long-term stability for funding in infrastructure.

Provincially and federally, support for the P3 model remains strong. Because of this and the trend towards larger, more complex projects to meet infrastructure demands, we anticipate P3 activity levels to remain consistent with levels of the past few years. In addition, more and more projects are expected to emerge at the municipal level, especially in the transportation sector, and in nontraditional sectors like water and airports. Overall, we expect that public spending will improve slightly; yet if a significant decline in public spending occurs, it could create challenges for meeting our outlook.

Other factors: Overall, the following factors support our outlook of stable organic gross revenue growth:

•	GDP is projected to remain steady at 2.1% in 2015 according to the Bank of Canada.

•	The Bank of Canada overnight rate target is currently at 0.75% and is expected to remain low in 2015.

•	The unemployment rate at the end of 2014 was 6.6%. We expect this rate will not change significantly in 2015.

•	The World Bank expects that the overall weakness in metal prices will likely persist in 2015.

•	The Energy Information Administration (EIA) projects a lower-than-average demand for oil. With this revised lower demand and falling prices, the EIA expects non-OPEC producers to slow production growth to move toward balancing the market going forward.

•	The Canadian dollar has recently depreciated to nearly $0.80. The Bank of Canada estimates that the Canada/US exchange rate average will remain near current levels throughout the year.

•	The Canadian Mortgage and Housing Corporation suggests that total housing starts will remain stable—from 189,300 in 2014 to 187,400 in 2015—with single family housing starts increasing slightly over 2014.

Management’s Discussion and Analysis December 31, 2014	M-50	Stantec Inc.

United States

We believe that our US operations will achieve moderate organic gross revenue growth in 2015. The US economy, driven by steady domestic economic fundamentals, continued to gain momentum in 2014; this is expected to carry on into 2015. Even though growth did slowly improve in the public sector during 2014, we believe the outlook for the private sector is more favorable than for the public sector.

Private sector: Business investment, supported by improving domestic demand and an improving credit market, is showing positive signs; nonetheless, the recent decline in oil prices is expected to negatively impact the outlook in the energy sector, largely in the upstream segment.

We expect increased residential and nonresidential construction spending, including investment in commercial buildings and manufacturing. Lower energy costs are improving competitiveness in manufacturing and driving investment in chemical and metals processing facilities. Notwithstanding the decline in oil prices, we anticipate that investment in infrastructure to support the production, transportation, and processing of oil and gas will continue in the near term. This would create growth across multiple sectors, including resource management and environmental protection. However, a sustained drop in oil prices could eventually result in lower production and create uncertainty around the timing of new projects.

The power sector remains optimistic because it is geared to retrofit or replace aging coal generation infrastructure with natural gas facilities and to comply with new federal government environmental regulations. Housing construction remains below long-run demographic fundamentals and is expected to continue experiencing significant growth.

Public sector: Federal government spending has been relatively flat, but higher state and municipal tax receipts are contributing to a more positive fiscal situation. In 2014, the majority of states enacted higher spending levels relative to 2013 and many recommended a moderate increase in general fund spending in fiscal 2015. There is still some caution around state spending since some of the recent increases in state revenues are considered nonrecurring and structural issues persist.

We expect transportation funding to be stable in the short term; the recent extension to the federal transportation legislation will enable some program planning and a consistent investment in maintenance. We believe that opportunities for our Water sector will increase because of new and increasing regulations for water treatment, as well as state and municipal attention to flood protection and natural disaster risk mitigation.

Long-term funding constraints and budget tightness are influencing the movement toward alternative project delivery as a solution to US infrastructure build-out. In both the transportation and water sectors, these funding constraints will continue to drive innovative project delivery approaches, including an increase in design-build water projects and P3 transportation projects. With our expanding local presence and relationships, as well as a portfolio of relevant experience, we believe we are well positioned for this market.

In general, because of funding restraints, the public sector market is expected to remain competitive in the near term until the volume of projects increases to sustainable levels.

Other factors: The United States remains a very large market, and our presence continues to gain critical mass and diversity across sectors. We expect our market share and performance to gradually improve throughout 2015. The following factors support our outlook of moderate organic gross revenue growth:

•	The US Congressional Budget Office projects real GDP growth to increase to 2.8% in 2015.

Management’s Discussion and Analysis December 31, 2014	M-51	Stantec Inc.

•	The Federal Reserve is expected to moderately raise its targeted overnight federal funds rate from 0.00% to 0.25% in the second half of 2015.

•	The unemployment rate was 5.6% at the end of 2014. We expect this rate will improve in 2015.

•	In recent months, the Architecture Billings Index from the American Institute of Architects has remained consistently positive, reporting above 50.0, which suggests improved demand for design services.

•	The EIA projects oil production in the United States will increase in 2015 and 2016, albeit at a slower rate due to declining oil prices. This is expected to continue driving momentum in the midstream oil and gas sector, where we anticipate leveraging the expertise of our recent acquisitions.

•	Housing activity is expected to increase in 2015, with the seasonally adjusted annual rate increasing to 1,169,000 from 1,004,000 housing starts in 2014.

International

We believe that our International operations will achieve moderate organic gross revenue growth in 2015. Currently, these operations—mainly within our Buildings business operating unit and Mining sector—make up a small percentage of our business. Economic conditions and business operations in our International regions are mixed. Similar to other locations, we expect to leverage our local position to drive cross-selling opportunities with clients in the United Kingdom and the Middle East.

In 2015, we expect stable performance in our Mining sector because we are continuing projects despite the global market remaining cautious. Over the medium term, we expect recovery, although the timing is difficult to predict due to the cyclical nature of this business. We expect to grow organically in other sectors in the international locations where we currently have a presence.

The following factors support our outlook of moderate organic gross revenue growth:

•	The World Bank forecasted global real GDP growth of 3.0% for 2015. Forecasted real GDP growth is 2.5% for the Middle East, 6.4% for India, and 2.9% for the United Kingdom.

•	The Middle East continued to win projects in infrastructure in 2014, and we expect a continued effort to introduce more of our services to existing clients.

Business Operating Unit Outlook

Buildings

We believe that our Buildings business operating unit will experience moderate organic gross revenue growth for 2015. Overall, we anticipate that the buildings industry will recover from the levels of previous years, and because of our top-tier positioning and global expertise—especially in healthcare, education, and airports—we believe we are well positioned to capitalize on this growth.

We established our outlook based on our expectations, which are listed below:

•	We expect that the pipeline of P3 projects in the healthcare sector will continue to be released in Canada, and that we will be able to secure our share of projects in a highly competitive environment. In the United States, the trend for P3 and integrated project delivery is still emerging in the healthcare sector. We anticipate increasing international opportunities in the Middle East and the United Kingdom.

Management’s Discussion and Analysis December 31, 2014	M-52	Stantec Inc.

•	In the commercial sector, we expect to continue winning national projects, although we expect activity to be slower than in 2014 due in part to elevated vacancy rates in Canada. These projects will involve revitalizing current properties and retail rollout projects, particularly in Canada. In the United States, we anticipate that trends like investing in corporate real estate and workplaces, and multiuse buildings will continue. We believe the addition of ADD, Inc. will enhance our position in the commercial sector.

•	We expect that the education sector will continue to improve since colleges and universities in the United States have more capital for infrastructure investments. The increased use of technology, distance learning, and online delivery may impact the demand for new facilities and design services. In Canada, we anticipate the education market will remain steady because of continuing economic growth and stable enrollment and provincial funding. We believe the addition of SHW will further strengthen our position in the education sector.

•	We anticipate that the highly competitive landscape for our Industrial Buildings sector will remain stable and the trend for P3 procurement of maintenance, operations, and storage facilities will continue with municipal clients across Canada. Recent acquisitions give us the ability to introduce this sector expertise into the United States.

•	We expect the airport sector to remain moderately active, and we will continue to win projects in this sector due to our strong positioning as well as our expertise across our geographic platform. We believe the United States is well poised and we are well positioned to begin using P3 and alternative procurement strategies.

Energy & Resources

We believe that organic gross revenue growth for our Energy & Resources business operating unit will be stable for 2015, but it may retract in the first half of 2015 and may stabilize in the second half of the year. We expect the mining sector to remain stable and the power sector to grow moderately. The overall growth in the oil and gas sector is expected to moderate in Canada from the comparative robust growth experienced during the past few years.

We established our outlook based on our expectations, which are listed below:

•	Volatility in commodity and resource prices is depressing the markets and will create uncertainty for client capital expenditure plans in 2015. We believe clients in midstream may slow down their release of new, rehabilitated, or repurposed large capital infrastructure; however, we are confident they will proceed in 2015 as these are significant multiyear projects. We are cautious on how our clients will be impacted by commodity price fluctuations. In the United States, we anticipate that activity in shale oil and gas may be impacted by cyclical low commodity prices, but we believe we are well positioned to capture an increasing share of both upstream and midstream activities. We expect our environmental services will experience continued moderate activity in all three of our business operating units.

•	We anticipate that commodity prices relating to our Mining sector will remain relatively low. Pricing fluctuations in more volatile commodities as well as a focus on operational efficiencies in 2015 may limit new project spending or delay current projects. The focus will be on less risky projects and smaller outlays, such as repairing and replacing existing facilities. We expect limited opportunities in US mining due to the global mining slowdown, although we may obtain an additional share of the market due to the recent JBR acquisition. Canadian and international projects may experience some delays.

•	We expect that transmission and distribution in infrastructure will continue to be built out in the power sector in Canada. In the United States, we anticipate a recovering power sector, including environmental services and engineering. Driven by changes in regulatory requirements, the US generation market could experience growth in permitting, evaluation, retrofitting, and decommissioning work.

Management’s Discussion and Analysis December 31, 2014	M-53	Stantec Inc.

Infrastructure

In 2015, we expect moderate organic gross revenue growth in the Infrastructure business operating unit. We expect that a gradual continuation of long-term trends—in particular, population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, community development, and transportation services.

We established our outlook based on our expectations, which are listed below:

•	We expect public infrastructure funding to remain relatively stable across North America. We anticipate that geographies impacted by population growth or benefiting from significant energy and private sector development will experience greater infrastructure demands in the transportation, community development, and water sectors.

•	We believe that the community development sector, primarily dependent on residential housing activity, will continue to improve in the United States and remain stable in Canada, but it could see some downward pressure in western Canada. Continued diversification of the community development sector and expansion into higher density regions such as Quebec will better position us to respond to re-urbanization trends and provide opportunities to leverage cross-company expertise to support retail and municipal clients.

•	In transportation, we expect state, provincial, and municipal budgets to provide a stable level of funding, and P3 opportunities will remain moderate in 2015 in a competitive environment. In the United States, stable short-term funding enabled by the Transportation Bill will support our transportation business.

•	We anticipate that capital spending will remain stable for our municipal water business because of increased regulation, aging infrastructure, and population growth. Growth—driven by increasing demand for flood management, water resource management, and industrial treatment services in the areas of mining, oil and gas, and power—is likely.

Overall Outlook

We believe that we will achieve a moderate increase of approximately 3% organic revenue growth in 2015 compared to 2014. This revenue will be generated mainly in regions and sectors where we have a strong community presence as a top-tier service provider.

Compared to 2014, the 2015 organic gross revenue outlook for our Energy & Resources business operating unit will be stable, but it may decline in the first half of the year and may stabilize in the second half of 2015. We believe that our Buildings and Infrastructure business operating units will achieve moderate organic revenue growth.

Because of our diversity of operations, mix of clients, flexibility of our business model, and positioning to work effectively in local communities and on national opportunities, we believe that we will continue to operate our business efficiently, to adapt our business to changing economic conditions, and to position ourselves for growth in a very large infrastructure and facilities market.

Going forward, we expect to achieve a long-term average annual compound growth rate for gross revenue of 15%. We have met or exceeded 15% each year since our initial public offering in 1994. This continued growth results from successfully executing our strategy, allowing us to enhance the depth of our expertise, broaden our service offerings, increase our geographic presence in communities across North America, provide expanded opportunities for our employees, and leverage our Integrated Management Systems. Further maximizing the critical mass and maturity we have achieved in certain business lines and geographic locations also enables us to increase our business with key clients and sell our services across local markets.

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Our ability to expand 15% annually depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We do not expect to encounter constraints when looking for available acquisition candidates, given our past success and the trend in our industry—smaller firms wanting to join larger and more stable organizations. At any particular time, we discuss consolidation opportunities with many firms. Since we want an appropriate cultural fit and complementary services that can provide an accretive transaction, the acquisition process can extend over months, even years.

To establish our budgets for 2015, we

•	Assumed that compared to the US dollar, the Canadian dollar would remain relatively stable during 2015

•	Assumed that the average interest rate would remain relatively stable in 2015 compared to 2014

•	Considered the tax rates substantially enacted at December 31, 2014, for the countries in which we operate (primarily Canada and the United States) to establish our effective income tax rate

•	Expect to support our targeted level of growth using a combination of cash flows from operations and borrowings

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2014, consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this report.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

•	Revenue and cost recognition on contracts
•	Allowance for doubtful accounts
•	Provision for self-insured liabilities
•	Share-based transactions
•	Fair values on business combinations
•	Assessment of impairment of non-financial assets
•	Fair value of financial instruments
•	Taxes
•	Categorizing interests in other entities

Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors and Cautionary Note Regarding Forward-Looking Statements sections of this report.

Management’s Discussion and Analysis December 31, 2014	M-55	Stantec Inc.

Accounting Developments

Recently adopted

Effective January 1, 2014, we adopted the following amendments:

•	International Accounting Standard (IAS) 32 Financial Instruments: Presentation (amended)
•	IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets (amended)
•	International Financial Reporting Interpretations Committee (IFRIC) Interpretation 21 Levies (IFRIC 21)

The adoption of these new standards and amendments did not have an impact on the financial position or performance of our Company. Note 6 to our December 31, 2014, consolidated financial statements describes these amendments and is incorporated by reference in this report.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

•	Annual Improvements (2010-2012 Cycle)
•	Annual Improvements (2011-2013 Cycle)
•	IFRS 15 Revenue from Contracts with Customers
•	Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)
•	IFRS 9 Financial Instruments
•	Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures)
•	Annual Improvements (2012-2014 Cycle)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2014, consolidated financial statements and are incorporated by reference in this report.

Materiality

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

Definition of Additional IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. Because IFRS requires such additional GAAP measures, the measures are considered additional IFRS measures, rather than non-IFRS financial measures. This Management’s Discussion and Analysis includes reference to and uses terms that are considered additional IFRS measures. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

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Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients. While providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze our results in relation to net revenue rather than to gross revenue.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations. Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

Return on Equity. As part of our overall assessment of value added for shareholders, we monitor our return on equity. Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable IFRS measure for return on equity.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, and amortization of intangible assets. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

EBITDAR. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as an amount equal to EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR.

Debt to EBITDA Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies, divided by EBITDA. There is no directly comparable IFRS measure for debt to EBITDA ratio.

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Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as EBITDAR, divided by permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR to debt service ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that

•	Is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing, or

•	Has been awarded to us through an executed binding or non-binding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract.

Only the first 12 to 18 months of the total value of secured work of a project are included in work backlog.

Backlog is not a recognized performance measure under IFRS and does not have any standardized meaning prescribed by IFRS. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable IFRS measure for backlog.

Risk Factors

Enterprise Risk Management Program

To preserve and enhance stakeholder value, we approach risk management strategically through our Enterprise Risk Management (ERM) program. We have adopted the integrated framework designed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2004 framework). It consists of eight stages of risk management, and we have consolidated those stages into four categories, described below.

1.     Internal Environment and Objective Setting

Our internal environment includes the tone set by our board and management, and it establishes the basis for how risk is viewed and addressed by all employees. It includes our risk management philosophy and risk appetite, our integrity and ethical values, and the environment in which we operate.

2.     Event Identification and Risk Assessment

We analyze the likelihood that risks will occur and the impact of risks. Events are identified and assessed for inherent risk (before giving consideration to risk mitigation) and then for residual risk (after giving consideration to risk mitigation). Management can then assess whether current risk management techniques are sufficient or whether additional risk mitigation is required. We have aligned the identification of principal risks with our strategic planning process. In this way, key Company initiatives are identified while considering our risk appetite and appropriately managed to ensure we deliver value to our stakeholders.

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3.     Risk Response and Control Activities

Policies and procedures are established to help ensure that the risk-specific response (avoiding, accepting, reducing, or sharing) aligns with our risk tolerances and risk appetite.

4.     Information and Communication and Monitoring

We identify, process, and communicate relevant information within necessary time frames. Effective communication flows down, up, and across the Company to enable people to carry out their responsibilities. We monitor control activities—through ongoing management activities, separate evaluations, or both—and make changes as required.

The Team

The team involved with risk management includes our board of directors, the Audit and Risk Committee, the CEO, and, of course, the Risk Management Team. Our Risk Management Team includes representatives from legal, insurance and claims management. Our Executive Leadership, Functional Services, Integrity Management, and Practice and Quality Management teams also play key roles.

Stantec’s board of directors provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. The committee is not involved in day-to-day risk management activities; rather, it ensures that the Company has an appropriate risk management system, one that allows management to bring the Company’s principal risks to the board’s attention.

The committee’s oversight responsibilities follow:

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent to our business and strategic direction

•	Ensure that our systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

Within the Company, our CEO is directly accountable to the board of directors for all risk-taking activities and risk management practices. The Risk Management Team supports the CEO and mandates the ERM process.

Our Executive Leadership and Functional Services teams are responsible for identifying and mitigating principal risks. The Company’s Integrity Management Team conducts fraud risk assessments for the Company’s operations and is a key control function for Stantec.

Internal Audit also supports the Company’s overall risk management program by assisting the Audit and Risk Committee in the discharge of its responsibilities relating to financial controls and control deviations. Internal Audit also conducts internal audits in various areas of the Company and works within the ERM framework, ensuring that the Company’s principal risks have been appropriately identified. One goal of the ERM program is to continue leveraging the expertise of Internal Audit to design better control and monitoring activities.

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Finally, our Practice and Quality Management Team plays a vital role by

•	Conducting internal practice audits of one-third of our offices each year to assess compliance with the ISO 90001:2008 registered Quality Management System

•	Conducting comprehensive audits of a sampling of our major projects where our exposure to risk is more significant (in collaboration with our major projects group)

•	Monitoring our operations to ensure compliance to our risk mitigation strategies

•	Identifying emerging risks and areas for further improvement

Although management remains optimistic about our ability to successfully carry out long-term objectives, we are exposed to a number of risks and uncertainties, just like other professional infrastructure and facilities services firms. When appropriate, we realign our risk disclosures as part of the continuous monitoring and annual assessment of our risks. In 2014, there were no material changes in our Company’s principal risks from what is described in our 2013 Annual Report.

The most significant risks are listed below (from most to least serious) based on an assessment of the impact on our Company and the probability that they will occur. Readers of this report should consider carefully the risks and uncertainties described below, together with all other information in this report.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of or that we currently believe are not material—may also become important factors that adversely affect our business. If any of the following risks actually occur, the effects described below in respect of each risk are not the only ones we face, and our business, financial condition, results of operations, and future prospects could be materially and adversely affected in ways we do not currently anticipate.

Strategic Risks

Strategic Positioning

Stantec focuses on achieving a certain level of market presence in the geographic locations we serve, which, at this time, is principally North America. Therefore, we are exposed primarily to the economic conditions of the marketplaces within North America. During economic downturns in North America, the ability of both private and government entities to fund expenditures may decline significantly, which could have a material adverse effect on revenue and profitability.

If we are unable to adjust our workforce or service mix for a downturn in a particular region, industry, or sector in a timely manner, the downturn could have a material adverse effect on our overall business, including the results of operations and liquidity. We cannot be certain that the North American economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we serve.

Sourcing, Executing, and Integrating Acquisitions

We may not be able to locate suitable acquisitions or complete acquisition transactions under terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to find and may only be available at prices or under terms that are less favorable than they once were.

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When we do acquire a company, we face a complex task: integrating that company’s operations into our own. Integrations can be time consuming or challenging and can divert management’s attention to the integration effort. Difficulties encountered while combining operations could adversely affect the combined company’s business. This might prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that were the main reasons for acquiring the company in the first place. Employees of the acquired firm could depart because of the uncertainty and difficulties in completing the acquisition and integration or because they don’t want to remain with the combined company. Accordingly, we may be unable to retain key acquired employees to the extent projected at the time of acquisition.

Organic Growth

We may not be able to increase the size of our operations organically. Organic growth is achieved when we meet client expectations through effective quality project delivery and expand services provided to existing and new clients. If we are unable to effectively compete for projects, expand services to existing and new clients, or attract qualified staff, we will have difficulty increasing market share and achieving growth plans.

Organic growth is also affected by factors beyond our control, such as economic conditions. During economic downturns, the ability of both private and government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on our organic growth.

Operational Risks

Operational Effectiveness

Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, our internal processes must support effective professional practice standards, including strong project managers and project management tools, an appropriate insurance program, and a simple and effective way to bill and collect from clients. If we fail to manage projects effectively, we may incur additional costs, which may in turn result in a project not being as profitable as we expect. In addition, projects that are not completed on schedule further reduces profitability because our staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

Further, because of the nature of our contracts, we commit resources to projects before we receive payments in amounts sufficient to cover our expenditures. Delays in billings and customer payments may require us to make a working capital investment. In our experience, clients who withhold payment are more likely to be dissatisfied with our services and are more likely to bring claims against us.

Human Capital Management (Attracting, Retaining, Succession Planning, Resource Management)

We derive revenue almost exclusively from services performed by our employees. Consequently, one crucial driver of our business is our ability to attract and retain qualified people. There is significant competition for people—from major and boutique consulting, engineering, public agency, research, and other professional services firms—with the necessary skills. If we cannot attract and retain qualified staff, we will be less able to secure and complete projects and maintain client relationships. If key personnel are unable or unwilling to continue employment with Stantec and we do not have a well-developed succession plan in place, our business, operations, and prospects may be adversely affected.

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Major Project Delivery

As our Company grows, we are presented with the opportunity to work on larger and more complex projects. Historically, our business has been fee-for-service. Now, some clients are demanding alternative project delivery methods, such as bundled services for engineering, procurement, and construction (EPC), design-builds, and public-private partnerships (P3s). If we fail to respond to these market demands, clients may award these projects to our competitors. For us, this could mean lost revenue. Poor project management on these more complex projects may result in a higher probability of cost overruns and liabilities.

Business Continuity Planning

We rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software and business applications to sustain business operations. Our service delivery and revenues could be interrupted or delayed if we are unable to

•	Scale core infrastructure and upgrade our applications

•	Effectively upgrade our systems and network infrastructure

•	Attract and retain our key information technology personnel

•	Enhance our cybersecurity posture to prevent or contain network/data breaches or unauthorized access to our corporate data

Any of these risks could cause system interruptions, loss of critical data, or a delay in operations, or could prevent operations entirely. Our operating results, liquidity, or financial position might also be affected, and adverse financial impacts could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

As a corollary to IT disasters, if we fail to maintain clear crisis communication plans, effective emergency response plans and effective pandemic response plans, we put our employees and clients at risk. Failure to quickly respond to a crisis could impair our ability to start or complete work for clients, leading to client dissatisfaction and claims.

Workplace Health, Safety & Environment

Our Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business; however, our employees are subject to environmental, health, and safety risks during their employment. These risks could result in personal injury, loss of life, or environmental or other damage to our property or the property of others. If we have inadequate health and safety policies and practices, we could be exposed to civil or statutory liability arising from injuries or deaths. If we cannot insure or elect not to insure because of high premium costs or other reasons, we could become liable for damages arising from these events. If we require additional time to complete projects or lose employee time because of injury, we risk incurring additional costs on projects that have sustained environmental, health, and safety incidents. Further, we risk losing existing projects if our health, safety and environment program and metrics fail to meet the expectations of our clients.

Reputational Harm

Reputational harm is not a stand-alone risk exposure, but is often the outcome of or interdependent with numerous other risk events. To manage our reputation, we must understand the extent to which stakeholders believe the Company is meeting their expectations. Our stakeholders—such as investors, employees, and clients—respond quickly to negative news about the Company, especially when we have failed to meet our commitments.

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Investors: We make commitments to our investors to deliver on our set operating and financial targets and revenue growth (listed in the Results and Outlook sections in this report). Investors measure the Company’s ability to do this and to achieve other strategic objectives, such as acquiring strong organizations with strong operations to avoid the need to write down the value of our goodwill and intangible assets.

Employees: We make commitments to our employees to provide stimulating, challenging work and assist them to become leaders in their fields and communities. If we fail to do this, we risk employee dissatisfaction, disengagement, and turnover.

Clients: We make commitments to our clients to do what is right within a framework committed to excellence. Failing to do this means we run the risk of eroding the client relationship. This could result in less repeat business and a poor reputation in the marketplace.

Reporting and Compliance Risk

Controls and Disclosure

Inadequate internal or disclosure controls over financial reporting could result in material misstatements in our financial statements and related public disclosures. This, in turn, could lead to a loss of market confidence and a decrease in market value.

Inadequate controls could also result in other risks: fraud, system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, or the inability to continue our business operations.

Regulatory and Legal Risk

We are subject to a variety of regulations and standards. Our business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. Our primary regulatory and legal risks include the following:

•	Compliance with additional regulations and standards could materially increase our costs

•	Noncompliance with laws and regulations could have a significant impact on our results

•	Litigation and legal matters that we may be involved in during the normal course of business are subject to many uncertainties, and the outcome of an individual matter may be unpredictable

Availability of Capital

To deliver on our strategic plan, we need access to substantial capital. However, obtaining capital for a successful acquisition program may be difficult when we must meet other cash needs. If we are unable to obtain additional capital on acceptable terms, we may have to reduce the scope of our anticipated expansion, which may negatively affect our future competitiveness and results of operations. Using internally generated cash or taking on debt to complete acquisitions could substantially limit our operational and financial flexibility. Also, we have no assurance that existing debt will continue to be available from our current lenders or other financial institutions on similar favorable terms.

Market Risk

Several capital market risks affect our business. For us, two key drivers are currency risk and interest rate risk.

Currency risk: Although we report financial results in Canadian dollars, a substantial portion of revenue and expenses is generated or incurred in non-Canadian dollars. If the Canadian dollar strengthened relative to the

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US dollar and other currencies, the net income from our non-Canadian dollar business could decrease. This could have a material adverse effect on our business, financial condition, and results of operations. During 2014, the value of the Canadian dollar averaged US$0.91 compared to US$0.97 in 2013. This 6.2% weakening of the Canadian dollar had a positive effect on revenue reported in 2014 compared to 2013.

Interest rate risk: Changes in interest rates present a risk to our performance. Our revolving credit facility carries a floating rate of interest, and we are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government, corporate bonds, and term deposits.

Tax Risk

Uncertainties exist when interpreting complex tax regulations and assessing the amount and timing of deferred taxable income. Stantec is also exposed to transfer pricing risk in the following three areas: provision of management services, insurance and financing of operations, and cross-border labor sharing and charging for services provided to external clients. Stantec has the largest exposure while providing these services between Canada and the United States.

Managing our Risks

Business Model

As a professional services firm, we focus on design. We typically do not take on construction risk or contribute equity in projects. We mitigate our operating, market, growth, and acquisition and integration risks through our business strategy and other measures. We focus our business on two client types: regional/local and global/national.

Our matrix-based model—based on geographic, business operating unit, and life cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing our organization around key client sectors. We believe this reduces our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our Company from competitors by entering into both large and small contracts with a variety of fee amounts. A broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. No one client or project accounts for more than 5% of our overall business. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and increase and diversify our revenue base.

Effective Processes and Systems

To ensure the most effective project management and execution, our Integrated Management Systems (IMS) is certified to the ISO9001:2008 (Quality Management), ISO14001:2004 (Environmental Management), and ISO 20000-1:2011 (IT Service Management System) standards. IMS provides clarity about project delivery expectations and client service excellence.

At the heart of the IMS is our 10-point project management (PM) framework that—along with the more detailed practice frameworks that exist in our business operating units—clearly conveys the steps employees must take to achieve more consistent and successful project outcomes. The PM framework helps create consistent principles relating to project execution and ensure that employees from every office are aligned with those principles. To improve PM framework compliance in specific offices and regions, we adopt regional operating unit improvement plans. These address specific corrective action, responsibilities, and deadlines for completion.

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We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We or our clients also obtain project-specific insurance for certain projects when required.

In addition, we invest resources in a Risk Management Team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements. This reduces the risk of nonpayment for our services.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to address the risk of being unsuccessful when integrating acquired companies. A senior regional or practice leader is appointed for each acquisition. The team supports and is responsible for

•	Identifying and valuing acquisition candidates

•	Undertaking and coordinating due diligence

•	Negotiating and closing transactions

•	Integrating employees and systems immediately following an acquisition

As Stantec continues to expand internationally, we are developing a disciplined approach for operating outside of North America. We consider differences in accounting systems, legal structures, languages, and cultures. We also have an integration plan that involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices.

We are able to meet our liquidity needs and expansion strategy through a variety of sources that include cash generated from operations, short- and long-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares.

Executive Compensation

In 2014, we rolled out a new executive compensation program which is tied to the changes we made to our leadership and organizational structure. The highlights of the changes to the executive compensation program are

•	Aligning the compensation program of our CEO with that of the executive leadership team

•	Enhancing the alignment between our executives’ and long-term shareholders’ interests through increased focus on long-term pay-for-performance compensation vehicles

•	Adopting a median target pay positioning as compared with our industry peers

•	Providing additional transparency by disclosing Company-wide performance metrics (which follow our strategic plan); these are used to assess both short- and long-term variable pay

Our executive compensation philosophy remains the same: we seek to align our compensation practices with our risk mitigation strategies. We continue to compensate our executives with a mix of fixed and at-risk compensation. Our annual bonus pool rewards near-term performance contributions to encourage executives to achieve profitable business results. The amount of the bonus pool is determined as a percentage of our pre-tax, pre-bonus net income. Our employee share option plan rewards long-term performance by aligning the interests of key employees with increased shareholder returns. Our share options vest over a three-year period to encourage long-term alignment with the interests of our shareholders.

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In addition to our compensation programs, we have adopted share ownership requirements for our executives to further demonstrate their commitment to creating shareholder value. Also, our executives are prohibited from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in value of equity securities of the Company.

We are also committed to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned. To that end, in 2012, our board of directors adopted an executive compensation claw-back policy.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2014 (as defined in rules adopted by the SEC in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2014 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2014, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Management’s Discussion and Analysis December 31, 2014	M-66	Stantec Inc.

Corporate Governance

Disclosure Committee

Stantec has a Disclosure Committee, consisting of a cross-section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors

Stantec’s board of directors currently includes nine members—eight are independent under Canadian securities laws and under the rules of the SEC and the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfills its mandate by

•	Overseeing the Company’s strategic planning process

•	Satisfying itself as to the integrity of the CEO and other executive officers

•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public

•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks

•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management

•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2014, Stantec’s board included two committees: the Audit and Risk Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of independent directors.

Audit and Risk Committee

The Audit and Risk Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management matters. The chair of the committee provides regular reports at the Company’s board meetings. The board has determined that each of the Audit and Risk Committee’s members is financially literate and independent and three of the four members are “financial experts” as such term is defined under the rules of the SEC and NYSE.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The committee reviews and approves the CEO’s objectives and monitors these objectives on a quarterly basis. The chair of the committee provides regular reports at the Company’s board meetings.

Management’s Discussion and Analysis December 31, 2014	M-67	Stantec Inc.

More information about Stantec’s corporate governance can be found on our website (www.stantec.com) and in the Management Information Circular for our May 14, 2015, Annual General Meeting of Shareholders. In addition, the following documents are posted on our website:

•	Corporate Governance Guidelines
•	Audit and Risk Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference
•	Code of Ethics Policy
•	Integrity Policy

The above information is not and should not be deemed to be incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.

Subsequent Events

On January 16, 2015, we acquired certain assets and liabilities of Dessau Inc., which added approximately 1,300 staff to our Company. We acquired the Canadian engineering operations of this Montreal-based firm, Dessau Inc., and its operations in Plania, Gestrans, and Azimuth. Dessau Inc. has offices throughout Quebec as well as in Mississauga and Ottawa, Ontario. This acquisition adds to our expertise in healthcare, water, power and energy, transportation, and community development, as well as introduces telecommunications and security services to our broader platform.

On January 30, 2015, we entered into an agreement to acquire the shares of Sparling, Inc. (Sparling), which will add approximately 130 staff to our Company. The acquisition is expected to be completed on February 28, 2015, subject to certain conditions. Sparling is based in Seattle, Washington, and has additional offices in San Diego, California; and Portland, Oregon. Sparling provides expertise in electrical engineering and architectural lighting design. This addition will further enhance our West Coast presence in the United States.

On February 25, 2015, the Company declared a cash dividend of $0.105 per share, payable on April 16, 2015, to shareholders of record on March 31, 2015, an increase of 13.5% from last year.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our targets and expectations for our regions, and business operating units, and overall business outlook in the Outlook section, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2015 and beyond, our strategies or future actions, our targets, our expectations for our financial condition, or the results of or outlook for our operations.

Management’s Discussion and Analysis December 31, 2014	M-68	Stantec Inc.

We provide forward-looking information for our business in the Executive Summary (under Core Business and Strategy and under Outlook), the Core Business and Strategy section, the Key Performance Drivers and Capabilities section, and the Results (under Liquidity and Capital Resources subsection) and Outlook sections of this report to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors, among others listed under the Key Performance Drivers and Capabilities section, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities
•	Fluctuations in interest rates or currency values
•	Fluctuations in commodity prices
•	Effects of war or terrorist activities
•	Effects of disease or illness on local, national, or international economies
•	Effects of disruptions to public infrastructure such as transportation, communications, power, or water
•	Global economic or political conditions
•	Regulatory or statutory developments
•	Effects of competition in the geographic or business areas in which we operate
•	Actions of management
•	Technological changes

Many of these factors are beyond our control and have effects which are difficult to predict. Future outcomes relating to forward-looking statements may be influenced by these and other factors, including, but not limited to, material and known risks, which are further described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2015 and their effect on our business. The assumptions we made in determining the outlook for each of our business operating units, our geographic areas, our annual targets, and our outlook for 2015 are listed in the Outlook section of this report.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 25, 2015, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2015, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis December 31, 2014	M-69	Stantec Inc.

Consolidated Financial Statement

For the Years Ended December 31, 2014, and 2013

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)”. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2014.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2014, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting excluded the internal controls of the following companies that were acquired during 2014: Process Unlimited International, Inc.; JBR Environmental Consultants, Inc.; Group Affiliates Inc.; USKH Inc.; and Penfield & Smith Engineers, Inc. The assets and liabilities and results of operations from these companies are included in the Company’s consolidated financial statements. The aggregate assets acquired were $82.2 million which represents 4.1% of the Company’s total assets as at December 31, 2014. The gross revenue earned from their dates of acquisition to December 31, 2014, constitued 4.7% of the Company’s gross revenue for the year ended December 31, 2014.

Bob Gomes, P.Eng.	Dan Lefaivre, FCMA
President & CEO	Executive Vice President & CFO
February 25, 2015	February 25, 2015

F-1	Stantec Inc.

Independent Auditors’ Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited the accompanying consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stantec Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated February 25, 2015 expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Accountants

Edmonton, Canada

February 25, 2015

F-2	Stantec Inc.

Independent Auditors’ Report on Internal Control

Over Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Process Unlimited International, Inc.; JBR Environmental Consultants, Inc.; Group Affiliates Inc.; USKH Inc.; ADD, Inc.; and Penfield & Smith Engineers, Inc., which are included in the 2014 consolidated financial statements of Stantec Inc. The total assets acquired from these specified acquisitions represented 4.1% of Stantec Inc.’s consolidated total assets at December 31, 2014 and 4.7% of Stantec Inc.’s consolidated gross revenue for the year then ended not subject to management’s assessment of and conclusion on the effectiveness of internal control over financial reporting. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of these specified acquisitions.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as of December 31, 2014 and 2013, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2014 and 2013, and our report dated February 25, 2015 expressed an unqualified opinion thereon.

Chartered Accountants

Edmonton, Canada

February 25, 2015

F-3	Stantec Inc.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	Notes	December 31 2014 $	December 31 2013 $

ASSETS	16
Current
Cash and cash equivalents	8	153,704	143,030
Trade and other receivables	9	431,751	384,907
Unbilled revenue	32	192,310	143,894
Income taxes recoverable		11,171	8,792
Prepaid expenses		23,425	18,959
Other financial assets	14	31,526	21,418
Other assets		530	5,231

Total current assets		844,417	726,231
Non-current
Property and equipment	10	152,707	133,534
Goodwill	11	760,631	594,826
Intangible assets	12	97,243	78,857
Investments in joint ventures and associates	13	4,975	4,996
Deferred tax assets	25	58,801	45,383
Other financial assets	14	90,667	83,163
Other assets		1,029	1,188

Total assets		2,010,470	1,668,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	15	300,293	259,113
Billings in excess of costs	32	96,082	77,803
Income taxes payable		-	9,127
Current portion of long-term debt	16	53,172	37,130
Provisions	17	10,796	12,047
Other financial liabilities		2,773	1,927
Other liabilities	18	11,953	9,837

Total current liabilities		475,069	406,984
Non-current
Long-term debt	16	256,093	200,943
Provisions	17	51,596	49,539
Deferred tax liabilities	25	74,602	58,082
Other financial liabilities		2,547	2,041
Other liabilities	18	64,318	57,955

Total liabilities		924,225	775,544

Shareholders’ equity
Share capital	21	276,698	262,573
Contributed surplus	21	13,490	12,369
Retained earnings		735,917	606,056
Accumulated other comprehensive income		60,140	11,636

Total shareholders’ equity		1,086,245	892,634

Total liabilities and shareholders’ equity		2,010,470	1,668,178

See accompanying notes

On behalf of Stantec’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

F-4	Stantec Inc.

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	Notes	2014 $	2013 $

Gross revenue		2,529,918	2,236,410
Less subconsultant and other direct expenses		454,607	404,031

Net revenue		2,075,311	1,832,379
Direct payroll costs	27	936,918	829,926

Gross margin		1,138,393	1,002,453
Administrative and marketing expenses	7,21,27	846,148	746,138
Depreciation of property and equipment	10	38,698	32,389
Amortization of intangible assets	12	24,252	21,235
Net interest expense	26	8,515	8,620
Other net finance expense (income)	26	3,083	(1,346)
Share of income from joint ventures and associates	13	(2,419)	(2,276)
Foreign exchange gain		(425)	(184)
Other income		(2,659)	(1,035)

Income before income taxes		223,200	198,912

Income taxes	25
Current		59,728	60,141
Deferred		(1,026)	(7,430)

Total income taxes		58,702	52,711

Net income for the year		164,498	146,201

Earnings per share
Basic	28	1.76	1.58

Diluted	28	1.74	1.57

See accompanying notes

F-5	Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31 (In thousands of Canadian dollars)	2014 $	2013 $

Net income for the year	164,498	146,201

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	46,266	26,079
Net unrealized gain on available-for-sale financial assets	2,913	5,032
Net realized gain on available-for-sale financial assets transferred to income	(635)	(535)
Income tax effect on available-for-sale financial assets	(40)	(78)

Other comprehensive income for the year, net of tax	48,504	30,498

Total comprehensive income for the year, net of tax	213,002	176,699

See accompanying notes

F-6	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(In thousands of Canadian dollars, except shares outstanding)	Shares Outstanding (note 21) #	Share Capital (note 21) $	Contributed Surplus (note 21) $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $

Balance, January 1, 2013	91,967,788	240,369	14,291	491,227	(18,862)	727,025

Net income				146,201		146,201
Other comprehensive income					30,498	30,498

Total comprehensive income				146,201	30,498	176,699
Share options exercised for cash	1,184,476	16,504				16,504
Share-based compensation expense			3,778			3,778
Reclassification of fair value of share options previously expensed		5,700	(5,700)			-
Dividends declared (note 21)				(30,569)		(30,569)
Purchase of non-controlling interests				(803)		(803)

Balance, December 31, 2013	93,152,264	262,573	12,369	606,056	11,636	892,634

Net income				164,498		164,498
Other comprehensive income					48,504	48,504

Total comprehensive income				164,498	48,504	213,002
Share options exercised for cash	683,994	10,587				10,587
Share-based compensation expense			4,659			4,659
Reclassification of fair value of share options previously expensed		3,538	(3,538)			-
Dividends declared (note 21)				(34,637)		(34,637)

Balance, December 31, 2014	93,836,258	276,698	13,490	735,917	60,140	1,086,245

See accompanying notes

F-7	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended in December 31 (In thousands of Canadian dollars)	Notes	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		2,599,190	2,225,332
Cash paid to suppliers		(871,696)	(646,719)
Cash paid to employees		(1,438,417)	(1,247,723)
Interest received		2,422	1,774
Interest paid		(8,662)	(9,150)
Finance costs paid		(2,654)	(2,571)
Income taxes paid		(75,667)	(61,201)
Income taxes recovered		2,705	12,387

Cash flows from operating activities	29	207,221	272,129

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(123,713)	(43,539)
Dividends from investments in joint ventures and associates	13	2,472	2,685
Increase in investments held for self-insured liabilities		(19,597)	(25,129)
Decrease in investments and other assets		3,531	4,681
Proceeds from lease inducements		8,884	-
Purchase of intangible assets		(3,365)	(4,490)
Purchase of property and equipment		(42,706)	(52,639)
Proceeds on disposition of property and equipment		176	998

Cash flows used in investing activities		(174,318)	(117,433)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(136,823)	(70,924)
Proceeds from bank debt		140,320	36,319
Payment of finance lease obligations		(5,174)	(6,271)
Proceeds from issue of share capital		10,587	16,504
Payment of dividends to shareholders	21	(33,641)	(29,782)

Cash flows used in financing activities		(24,731)	(54,154)

Foreign exchange gain on cash held in foreign currency		2,502	1,780

Net increase in cash and cash equivalents		10,674	102,322
Cash and cash equivalents, beginning of the year		143,030	40,708

Cash and cash equivalents, end of the year	8	153,704	143,030

See accompanying notes

F-8	Stantec Inc.

Notes to the Consolidated Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2014, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on February 25, 2015. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2. Basis of Preparation

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2014.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000).

All comparative share capital, earnings per share, dividend per share, and share-based payment transaction information have been adjusted from amounts previously reported for the two-for-one share split that occured on November 14, 2014.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2014.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at December 31, 2014. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash, cash in escrow, and unrestricted investments. Such investments are carried at fair value.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements
December 31, 2014	F-9	Stantec Inc.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20%–30%	Declining balance
Office equipment	20%–30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	10%–30%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any impairment losses.

The Company’s intangible assets have finite lives that are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally one to two years. Advantageous leasehold commitments are amortized over estimated lives of 1 to 10 years. The Company assigns value to acquired contract backlog and client relationships using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as workforce, working capital, and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—Software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

Following the initial recognition of the development expenditure as an asset, it is carried at cost less any accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from three to seven years.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present

Notes to the Consolidated Financial Statements
December 31, 2014	F-10	Stantec Inc.

value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of either its estimated useful life or the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20%-to-30% declining balance basis. The Company also has finance leases for software and are depreciated on a straight-line basis over periods ranging from three to seven years.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

e) Investments in joint arrangements and associates

The Company has joint arrangements that are classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide the Company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide the Company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

The Company accounts for its joint ventures using the equity method, as described below. The Company accounts for its joint operations by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

Investments in associated companies, over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is recorded in the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of the associates or joint arrangements are prepared for a date that is different than the Company’s date, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. Where necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value, with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds, equity securities, and term deposits.

g) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision

Notes to the Consolidated Financial Statements
December 31, 2014	F-11	Stantec Inc.

to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insurance, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the above general description of provisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the above general description of provisions.

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. For lease exit liabilities, the Company accrues charges when it ceases to use an office space under an operating lease arrangement or it signs a new lease where an existing space will become vacant. Included in the liability is the present value of the remaining lease payments offset by the present value of estimated future rental income.

From time to time, the Company may sublet a portion of an office space under an operating lease arrangement. The Company accrues a liability, a sublease loss, if the costs to be incurred under an operating lease will exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments offset by the present value of the future rental income.

h) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. For example, the functional currency of the Company’s US-based subsidiaries is the US dollar.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•	On the statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (equity investments) classified as available for sale, which are included in other comprehensive income.

Notes to the Consolidated Financial Statements
December 31, 2014	F-12	Stantec Inc.

•	Revenue and expense items are translated at the average exchange rate for the year with the exception of depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows: assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income.

i) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of; at this time, the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in net finance income, and dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method. Realized gains and losses are reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method. EIR amortization and realized gains and losses are reported in net finance income.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximates their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Notes to the Consolidated Financial Statements
December 31, 2014	F-13	Stantec Inc.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in US dollars and British pounds. The Company’s policy is not to use these derivatives for trading or speculative purposes. In addition, the Company enters into software licensing agreements that have foreign currency–embedded derivatives. During 2014 and 2013, these derivatives did not have a material impact on the Company’s financial position or performance.

j) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. When an indication of impairment exists or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based in part on the age of the outstanding receivables and the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s-length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in those expense categories consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Impairment is determined by assessing the recoverable amount of each CGU to which the goodwill relates. Where the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognized. The Company’s CGUs for goodwill impairment testing are Canada, the United States, and International.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost

Notes to the Consolidated Financial Statements
December 31, 2014	F-14	Stantec Inc.

of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments (such as bonds) classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss, measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset applying the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If the fair value of a debt instrument increases in a subsequent year and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed in the consolidated statements of income.

k) Revenue recognition

While providing services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by referring to the stage of completion using the revenue cost approach. Stage of completion is measured using labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but has not yet been invoiced to clients. Billings in excess of costs represent amounts that have been invoiced to clients but not yet recognized as revenue.

l) Employee benefits plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions and are subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

Notes to the Consolidated Financial Statements
December 31, 2014	F-15	Stantec Inc.

m) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax, relating to items recognized directly in equity, is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax

Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized in equity is also recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

n) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the chief executive officer and directors of the board of the Company may receive deferred share units equal to one common share. For the restricted share unit plan, senior vice presidents are granted share units that are to be settled after a two-year period. Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer, are granted performance share

Notes to the Consolidated Financial Statements
December 31, 2014	F-16	Stantec Inc.

units that vest and are to be settled after a three-year period. The deferred share units, restricted share units, and performance share units are share appreciation rights that can be settled only in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

o) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the period and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

p) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGUs (Canada, United States, and International) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

q) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

5. Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and

Notes to the Consolidated Financial Statements
December 31, 2014	F-17	Stantec Inc.

estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts. The estimates are based on the age of the outstanding receivables and on the Company’s historical collection and loss experience. Future collections of receivables that differ from the Company’s current estimates would affect the results of our operations in future periods as well as the Company’s trade receivables and administrative and marketing expenses.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability, automobile liability and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the grant date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions.

Estimating fair value also requires determining the most appropriate inputs to the valuation model—including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise—and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience to determine the compensation expense arising from the share-based awards. Changes to estimates are recorded in the period in which they are made and would affect the Company’s administrative and marketing expenses, contributed surplus, and other liabilities.

e) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the

Notes to the Consolidated Financial Statements
December 31, 2014	F-18	Stantec Inc.

tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, expected operating income, and discount rates. During a measurement period, not to exceed one year, adjustments of the initial estimates may be required to finalize the fair value of assets acquired and liabilities assumed. After the measurement period, a revision of fair value may impact the Companys net income.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Fair value less costs of disposal is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of this data, other valuation techniques can be used to estimate fair value less costs of disposal. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

When based on a discounted cash flow methodology, the recoverable amount is most sensitive to the expected future cash inflows, the growth rate used for extrapolation purposes, and the discount rate. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets if possible, but when this is not feasible, a degree of judgment is required to establish fair values. The judgments include considering inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

h) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. On a regular basis, management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

Notes to the Consolidated Financial Statements
December 31, 2014	F-19	Stantec Inc.

i) Interests in other entities

The Company determines whether it has control over another entity by making judgments about what the relevant activities of that entity are and which party or parties have power to direct those activities, as well as whether the Company is exposed to variable returns of the entity. The Company assesses whether it has control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, the Company makes judgments to determine if the arrangement is a joint venture or joint operation, including whether it has rights to the individual assets or liabilities or to the net assets of the entity and whether unanimous consent is required in making decisions about relevant activities.

6. Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2014. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In December 2011, the IASB issued amendments to International Accounting Standard (IAS) 32 Financial Instruments: Presentation. The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement.

•	In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a cash-generating unit) if the recoverable amount is based on the fair value less costs of disposal methodology. The amendment also sets out other disclosure requirements for non-financial assets.

•	In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 21 Levies (IFRIC 21). IFRIC 21 interprets how an entity should account for liabilities to pay government-imposed levies (excluding income taxes) in its financial statements.

Future adoptions

The listing below includes standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In December 2013, the IASB issued Annual Improvements (2010-2012 Cycle) to make necessary but non-urgent amendments to IFRS 2 Share-based Payments; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments; IFRS 13 Fair Value Measurement (IFRS 13); IAS 16 Property, Plant, and Equipment; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets. These amendments are effective for annual periods beginning on or after July 1, 2014.

•	In December 2013, the IASB issued Annual Improvements (2011-2013 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of IFRS; IFRS 3; IFRS 13; and IAS 40 Investment Properties. These amendments are effective for annual periods beginning on or after July 1, 2014.

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment and intangible assets. This new standard sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. This new standard, effective January 1, 2017, may be adopted using a full retrospective or modified retrospective approach.

Notes to the Consolidated Financial Statements
December 31, 2014	F-20	Stantec Inc.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3. The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations. This amendment is effective January 1, 2016, on a prospective basis.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for the recognition and measurement of financial assets, financial liabilities, and some contracts to buy or sell non-financial items. In addition, it includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective January 1, 2018, on a retrospective basis subject to certain exceptions.

•	In September 2014, the IASB issued Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures). The amendments clarify how to recognize gains or losses when a sale of a business or assets from a subsidiary to a joint venture or associate results in the loss of control of the subsidiary. These amendments are effective January 1, 2016, on a prospective basis.

•	In September 2014, the IASB issued Annual Improvements (2012-2014 Cycle) to make necessary but non-urgent amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations; IFRS 7 Financial Instrument: Disclosures (IFRS 7); IAS 19 Employee Benefits (IAS 19); and IAS 34 Interim Financial Reporting. These amendments are effective January 1, 2016, on a retrospective basis with the exception of IAS 34 which is effective on a prospective basis.

•	In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). It provides amended guidance on materiality and on the order of the notes to the financial statements. These amendments can be applied immediately, and become mandatory for periods beginning on or after January 1, 2016.

7. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Notes to the Consolidated Financial Statements
December 31, 2014	F-21	Stantec Inc.

Acquisitions in 2014

On January 24, 2014, the Company acquired certain assets and liabilities, and the business of Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) for cash consideration and notes payable. Based in Williamsburg, Virginia, WEG has additional offices in Richmond, Glen Allen, and Fredericksburg, Virginia. WEG provides specialized environmental services in ecology, environmental planning, water resources, wetland mitigation, stream assessment and restoration, landscape architecture, golf course planning, construction administration, cultural resource management, historic preservation, and regulatory support to public and private sector clients. The addition of WEG expands the Company’s environmental services in the US Mid-Atlantic.

On March 7, 2014, the Company acquired all the shares and business of Processes Unlimited International, Inc. (ProU) for cash consideration and notes payable. ProU is based in Bakersfield, California, with additional offices in San Ramon, Fresno, and Pasadena, California; Dallas, Texas; Atlanta, Georgia; and Nashville, Tennessee. ProU operates in a diverse range of markets, including oil and gas, alternative energies, power, utilities, chemicals, food and beverage, packaging, plastics, cement, minerals, mining, and building products. ProU’s services include mechanical engineering and design; process, chemical, civil, structural, automation, instrumentation, and electrical engineering; and control panel fabrication. The addition of ProU expands the Company’s oil and gas expertise in the United States.

On May 9, 2014, the Company acquired certain assets and liabilities, and the business of JBR Environmental Consultants, Inc. (JBR) for cash consideration and notes payable. The firm is based in Salt Lake City, Utah, with additional locations in Idaho, Montana, Colorado, Nevada, Oregon, Washington, and Arizona. JBR provides baseline environmental studies, air monitoring and testing, permitting and National Environmental Policy Act assistance, site investigation and remediation services, and environmental compliance assistance. The addition of JBR increases the depth of the Company’s services in various market sectors, including manufacturing, oil and gas, mining, and power generation and transmission.

On May 23, 2014, the Company acquired all the shares and business of Group Affiliates Inc. (SHW) for cash consideration and promissory notes. SHW has offices in Dallas, Austin, Houston, and San Antonio, Texas; Detroit, Michigan; Baltimore, Maryland; Washington, DC; and Charlottesville, Virginia. SHW provides architectural, interior design, planning, and engineering services to higher education and K–12 clients. The addition of SHW diversifies and expands the Company’s Buildings practice.

On June 6, 2014, the Company acquired certain assets and liabilities, and the business of Wiley Engineering, Inc. (Wiley) for cash consideration. Wiley is based in Marietta, Georgia, and provides automation, electrical, and instrumentation engineering services to oil and gas, mining, power, and other industrial sectors. The addition of Wiley enhances the Company’s East Coast presence in the United States.

On June 27, 2014, the Company acquired all the shares and business of USKH Inc. (USKH) for cash consideration and promissory notes. USKH is based in Anchorage, Alaska, and has additional offices in Juneau, Fairbanks, and Wasilla, Alaska; Spokane, Walla Walla, and Ferndale, Washington; and Billings, Montana. USKH provides services ranging from architectural, engineering, and environmental to survey and geographical information systems. The addition of USKH enables the Company to provide locally based infrastructure, building, and geospatial services in Alaska and expands the Company’s presence in the Pacific Northwest.

On September 19, 2014, the Company acquired all the shares and business of ADD, Inc. for cash consideration and notes payable. ADD, Inc., based in Boston, Massachusetts, and Miami, Florida, provides architecture, interior design, planning, and branding services, primarily for multifamily housing, higher education, and corporate office clients. The addition of ADD, Inc. strengthens and diversifies the Company’s Buildings business operating unit, bringing expanded service offerings to its Boston market, and widens its presence in southern Florida.

On October 24, 2014, the Company acquired all the shares and business of Penfield & Smith Engineers, Inc. (Penfield & Smith) for cash consideration and notes payable. This firm is based in Santa Barbara, California, with additional offices in Camarillo, Santa Maria, and Lancaster, California. Penfield & Smith strengthens the Company’s civil engineering and land planning expertise and enhances its presence along the California central coast.

Notes to the Consolidated Financial Statements
December 31, 2014	F-22	Stantec Inc.

During 2014, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the IBE Consulting Engineers, Inc.; JDA Architects Limited; Cambria Gordon Ltd.; and Wiley acquisitions. Adjustments made to finalize these fair values were not material.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	Notes	Total 2014 $

Cash consideration		97,972
Notes payable		88,908

Consideration		186,880

Assets and liabilities acquired
Cash acquired		9,177
Non-cash working capital		21,786
Property and equipment	10	8,460
Investments		508
Other financial assets		8,722
Intangible assets	12
Client relationships		18,967
Contract backlog		8,731
Lease disadvantages		(2,214)
Software		244
Other		1,869
Other financial liabilities		(2,508)
Provisions	17	(1,488)
Long-term debt		(9,778)
Deferred income taxes	25	(5,064)

Total identifiable net assets at fair value		57,412
Goodwill arising on acquisitions	11	129,468

Consideration		186,880

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. In 2014, trade receivables acquired had a fair value of $45,728,000 and gross value of $46,814,000.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2014, $99,411,000 is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. During 2014, the Company assumed $672,000 in provisions for claims relating to the current year’s acquisitions (2013 – nil). At the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $3,141,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14).

Notes to the Consolidated Financial Statements
December 31, 2014	F-23	Stantec Inc.

For business combinations that occurred in 2014, the Company estimates that gross revenue earned in 2014, since the acquired entities’ acquisition dates, is $131,240,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2014 had taken place at the beginning of 2014, gross revenue from continuing operations for 2014 would have been $2,649,691,000 and the profit from continuing operations would have been $170,324,000.

In 2014, directly attributable acquisition-related costs of $978,000 have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Cash consideration (net of cash acquired)	88,795	6,286
Payments on notes payable from previous acquisitions	34,918	37,253

Total net cash paid	123,713	43,539

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2012	79,558
Additions for acquisitions in the year	5,158
Other adjustments	2,068
Payments	(37,253)
Interest	675
Impact of foreign exchange	2,426

December 31, 2013	52,632
Additions for acquisitions in the year	88,908
Other adjustments	(5,476)
Payments	(34,918)
Interest	1,295
Impact of foreign exchange	6,487

December 31, 2014	108,928

During 2014, pursuant to price adjustment clauses included in the purchase agreements, the Company adjusted the notes payable for the Burt Hill Inc. acquisition, which impacted non-cash working capital.

Notes to the Consolidated Financial Statements
December 31, 2014	F-24	Stantec Inc.

8. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Cash	152,406	140,267
Unrestricted investments	1,298	2,289
Cash held in escrow	-	474

Cash and cash equivalents	153,704	143,030

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

9. Trade and Other Receivables

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Trade receivables, net of allowance	420,408	376,159
Holdbacks, current	4,351	3,423
Other	6,992	5,325

Trade and other receivables	431,751	384,907

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Balance, beginning of the year	19,316	16,551
Provision for doubtful accounts	2,664	6,336
Deductions	(4,908)	(3,978)
Impact of foreign exchange	1,080	407

Balance, end of the year	18,152	19,316

Notes to the Consolidated Financial Statements
December 31, 2014	F-25	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

December 31, 2014	438,560	225,556	99,334	57,279	20,943	35,448

December 31, 2013	395,475	203,840	102,858	33,659	17,757	37,361

10. Property and Equipment

(In thousands of Canadian dollars)	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Other $	Total $

Cost
December 31, 2012	101,559	52,439	78,253	3,683	18,531	254,465
Additions	17,185	8,873	24,399	133	2,928	53,518
Additions arising on acquisitions	30	174	399	116	73	792
Disposals	(21,651)	(6,384)	(11,301)	(351)	(1,000)	(40,687)
Transfers	496	549	-	(1,349)	(1,597)	(1,901)
Impact of foreign exchange	2,504	1,046	1,670	110	735	6,065

December 31, 2013	100,123	56,697	93,420	2,342	19,670	272,252
Additions	13,281	5,322	20,545	463	5,209	44,820
Additions arising on acquisitions	2,747	1,373	3,452	288	600	8,460
Disposals	(9,546)	(4,356)	(2,105)	(536)	(836)	(17,379)
Transfers	(702)	821	-	(362)	3,423	3,180
Impact of foreign exchange	3,744	1,474	2,586	123	1,207	9,134

December 31, 2014	109,647	61,331	117,898	2,318	29,273	320,467

Accumulated depreciation
December 31, 2012	63,448	32,995	33,106	841	9,081	139,471
Current year depreciation	12,899	5,154	11,376	587	2,373	32,389
Disposals	(18,865)	(5,517)	(10,243)	(74)	(853)	(35,552)
Transfers	209	378	62	(673)	(730)	(754)
Impact of foreign exchange	1,472	668	653	(4)	375	3,164

December 31, 2013	59,163	33,678	34,954	677	10,246	138,718
Current year depreciation	14,575	5,535	14,644	472	3,472	38,698
Disposals	(8,982)	(3,312)	(1,796)	(312)	(709)	(15,111)
Transfers	50	262	-	(316)	869	865
Impact of foreign exchange	2,113	874	960	39	604	4,590

December 31, 2014	66,919	37,037	48,762	560	14,482	167,760

Net book value
December 31, 2013	40,960	23,019	58,466	1,665	9,424	133,534

December 31, 2014	42,728	24,294	69,136	1,758	14,791	152,707

Notes to the Consolidated Financial Statements
December 31, 2014	F-26	Stantec Inc.

Included in leasehold improvements is construction work in progress in the amount of $870,000 (2013 – $3,919,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

Included in the “Other” category are automotive equipment, buildings, land, and fractional ownership of an aircraft.

11. Goodwill

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Net goodwill, beginning of the year	594,826	566,784
Current year acquisitions	129,468	7,523
Impact of foreign exchange	36,337	20,519

Net goodwill, end of the year	760,631	594,826

Gross goodwill, end of the year	938,631	772,826
Accumulated impairment losses	(178,000)	(178,000)

Net goodwill, end of the year	760,631	594,826

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company allocates goodwill to its CGUs, which are also its operating segments. The Company’s CGUs are Canada, the United States, and International. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. The Company does not monitor goodwill at or allocate goodwill to its business operating units.

On October 1, 2014, and October 1, 2013, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2014 and 2013 tests, the Company concluded that the recoverable amount of each CGU exceeded its carrying amount and, therefore, goodwill was not impaired.

The Company has allocated its goodwill to its CGUs as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Canada	290,011	290,009
United States	470,620	304,817

Allocated	760,631	594,826

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many factors used to determine whether goodwill is impaired are outside of management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. It is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the recoverable amount of a CGU, resulting in impairments.

Notes to the Consolidated Financial Statements
December 31, 2014	F-27	Stantec Inc.

Valuation techniques

When performing the goodwill impairment test, the Company compares the recoverable amount for each CGU to its carrying amount. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering a five-year period from financial forecasts approved by senior management. For its October 1, 2014, and October 1, 2013, impairment tests, the Company discounted the cash flows for each CGU using an after-tax discount rate ranging from 8.7% to 11.5%. To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs with its market capitalization to determine if the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs, the Company reviews and adjusts, if appropriate, the discount rate of a CGU and considers whether the implied acquisition premium is reasonable in light of current market conditions. The fair value measurement was categorized as a level 3 fair value based on the significant inputs in the valuation technique used (note 22).

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual test dates. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company’s CGUs could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs of disposal for all CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•	Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU when future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

Sensitivity to changes in assumptions

As at October 1, 2014, the recoverable amount of the Company’s Canadian and US CGUs exceeded their carrying amount. For the assessment of fair value less costs of disposal, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian or US CGU to exceed its recoverable amount.

Notes to the Consolidated Financial Statements
December 31, 2014	F-28	Stantec Inc.

12. Intangible Assets

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 18) $

Cost
December 31, 2012	85,835	11,623	37,510	3,835	138,803	(7,235)
Additions	-	-	9,772	-	9,772	-
Additions – internal development	-	-	105	-	105	-
Additions arising on acquisitions	3,329	761	-	319	4,409	(13)
Removal of fully amortized assets	(789)	(7,670)	(673)	(2,486)	(11,618)	984
Impact of foreign exchange	3,440	571	55	93	4,159	(500)

December 31, 2013	91,815	5,285	46,769	1,761	145,630	(6,764)
Additions	-	-	9,614	-	9,614	-
Additions – internal development	-	-	711	-	711	-
Additions arising on acquisitions	18,967	8,731	244	1,869	29,811	(2,214)
Disposals	-	-	(515)	-	(515)	-
Removal of fully amortized assets	(782)	(5,765)	(14,523)	171	(20,899)	1,963
Impact of foreign exchange	5,934	982	60	127	7,103	(758)

December 31, 2014	115,934	9,233	42,360	3,928	171,455	(7,773)

Accumulated amortization
December 31, 2012	32,963	5,730	12,248	2,114	53,055	(2,075)
Current year amortization	7,294	5,342	9,675	982	23,293	(2,058)
Removal of fully amortized assets	(789)	(7,670)	(673)	(2,486)	(11,618)	984
Impact of foreign exchange	1,544	410	38	51	2,043	(208)

December 31, 2013	41,012	3,812	21,288	661	66,773	(3,357)
Current year amortization	8,432	4,819	11,270	962	25,483	(1,231)
Disposals	-	-	(405)	-	(405)	-
Removal of fully amortized assets	(782)	(5,765)	(14,523)	171	(20,899)	1,963
Impact of foreign exchange	2,619	569	39	33	3,260	(364)

December 31, 2014	51,281	3,435	17,669	1,827	74,212	(2,989)

Net book value
December 31, 2013	50,803	1,473	25,481	1,100	78,857	(3,407)

December 31, 2014	64,653	5,798	24,691	2,101	97,243	(4,784)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are finance leases with a net book value of $11,001,000 (2013 – $10,058,000) and $414,000 (2013 – $346,000) in internally generated software that is not ready for use and, therefore, is not being amortized.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or a change in circumstances indicates that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions. It also considers internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal methods. The measurement of impairment loss is based on the amount that the

Notes to the Consolidated Financial Statements
December 31, 2014	F-29	Stantec Inc.

carrying amount of an intangible asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2014, the Company concluded that there were no material indicators of impairment to intangible assets.

13. Investments in Joint Ventures and Associates

The Company has interests in a number of individually immaterial joint ventures and associates. The Company’s joint ventures and associates are private entities that are not listed on any public exchange. All operations are continuing. The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2014, and December 31, 2013.

Movement in investments in joint ventures and associates

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Balance, beginning of the year	4,996	5,286
Equity contribution	-	96
Share of total comprehensive income	2,419	2,276
Dividends/distributions received	(2,472)	(2,685)
Impact of foreign exchange	32	23

Balance, end of the year	4,975	4,996

To support the activities of certain joint ventures and associates, the Company and the other investors in the joint ventures have agreed to make additional contributions, in proportion to their interests, to make up any losses, if required. In addition, for certain joint ventures and associates, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

14. Other Financial Assets

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Investments held for self-insured liabilities	112,020	92,503
Investments	1,645	1,723
Holdbacks on long-term contracts	7,649	6,188
Indemnifications	442	1,377
Other	437	2,790

	122,193	104,581
Less current portion	31,526	21,418

Long-term portion	90,667	83,163

Notes to the Consolidated Financial Statements
December 31, 2014	F-30	Stantec Inc.

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income. Their fair value and amortized cost are as follows:

	December 31 2014 $		December 31 2013 $

(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	73,209	72,960	59,310	59,079
Equity securities	35,113	27,299	30,115	23,635
Term deposits	3,698	3,698	3,078	3,078

Total	112,020	103,957	92,503	85,792

The bonds bear interest at rates ranging from 0.50% to 5.10% per annum (2013 – 0.50% to 5.28%). Term deposits mature at various dates before March 2015.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Within one year	27,340	15,966
After one year but not more than five years	45,869	43,344

Total	73,209	59,310

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 17). During 2014, the Company decreased provisions and indemnification assets relating to prior acquisitions by $1,073,000 (2013 – decreased by $385,000) because of the settlement of certain claims and new information obtained in the year.

15. Trade and Other Payables

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Trade accounts payable	104,086	85,100
Employee and payroll liabilities	166,629	141,957
Accrued liabilities	29,578	32,056

	300,293	259,113

Notes to the Consolidated Financial Statements
December 31, 2014	F-31	Stantec Inc.

16. Long-Term Debt

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Non-interest-bearing note payable	282	257
Other notes payable	111,191	52,953
Bank loan	64,966	51,053
Senior secured notes	124,594	124,396
Finance lease obligations	8,232	9,414

	309,265	238,073
Less current portion	53,172	37,130

Long-term portion	256,093	200,943

Other notes payable

Other notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average rate of interest on the other notes payable is 3.65% (2013 – 3.10%). The notes may be supported by promissory notes and are due at various times from 2015 to 2018. The aggregate maturity value of the notes is $113,726,000 (2013 – $53,379,000). At December 31, 2014, $100,207,000 (US$86,378,000) (2013 – $26,277,000 (US$24,706,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

During the second quarter of 2014, the Company reached an agreement to extend the maturity date of its $350 million revolving credit facility to August 2018. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. Before the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At December 31, 2014, $64,966,000 (US$56,000,000) of the bank loan was payable in US funds. At December 31, 2013, $51,053,000 (US$48,000,000) of the bank loan was payable in US funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 24). The average interest rate applicable at December 31, 2014, and December 31, 2013, was 1.37%.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At December 31, 2014, the Company had issued and outstanding letters of credit, expiring at various dates before January 2016, totaling $2,287,000 (2013 – $222,000), payable in Canadian funds, and $872,000 (US$752,000) (2013 – $950,000 (US$893,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2014, $281,875,000 (2013 – $297,775,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2014, the Company had issued bonds under this surety facility totaling $36,000 (2013 – $945,000) in Canadian funds and $3,268,000 (US$2,817,000) (2013 – $3,765,000 (US$3,540,000)) in US funds. These bonds expire at various dates before April 2020.

Notes to the Consolidated Financial Statements
December 31, 2014	F-32	Stantec Inc.

During the second quarter, the Company reached an agreement to extend the maturity of its bid bond facility to August 31, 2018, and increased the limit from $10 million to $15 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2014, $8,525,000 (2013 – $7,036,000) was issued under this bid bond facility, is payable in various international currencies, that will expire at various dates before January 2016.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 24). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At December 31, 2014, and December 31, 2013, finance lease obligations included finance leases bearing interest at rates ranging from 0.66% to 12.98%. These finance leases expire at various dates before January 2018.

Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments, are as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Within one year	5,888	5,491
After one year but not more than five years	2,604	4,544

Total minimum lease payments	8,492	10,035

Present value of minimum lease payments	8,232	9,414

Notes to the Consolidated Financial Statements
December 31, 2014	F-33	Stantec Inc.

17. Provisions

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Provision for self-insured liabilities	50,074	47,628
Provisions for claims	4,506	6,946
Onerous contracts	7,812	7,012

	62,392	61,586
Less current portion	10,796	12,047

Long-term portion	51,596	49,539

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Provision, beginning of the year	47,628	36,381
Current-year provision	4,893	16,807
Payment for claims settlement	(5,180)	(7,263)
Impact of foreign exchange	2,733	1,703

Provision, end of the year	50,074	47,628

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At December 31, 2014, the long-term portion was $46,521,000 (2013 – $44,553,000).

Notes to the Consolidated Financial Statements
December 31, 2014	F-34	Stantec Inc.

Provisions for claims

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Provisions, beginning of the year	6,946	8,717
Current-year provisions	1,528	1,413
Claims from acquisitions	672	-
Claims paid or otherwise settled	(4,810)	(3,310)
Impact of foreign exchange	170	126

Provisions, end of the year	4,506	6,946

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 7 and 14).

Onerous contracts

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Liability, beginning of the year	7,012	6,724
Current-year provisions	1,637	5,465
Resulting from acquisitions	816	-
Costs paid or otherwise settled	(2,098)	(5,552)
Impact of foreign exchange	445	375

Liability, end of the year	7,812	7,012

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for onerous contracts will occur until December 2024.

18. Other Liabilities

(In thousands of Canadian dollars)	Note	December 31 2014 $	December 31 2013 $

Deferred gain on sale leaseback		2,506	3,131
Lease inducement benefits		44,411	40,679
Lease disadvantages	12	4,784	3,407
Deferred share units payable	21	13,157	12,198
Other cash-settled share-based compensation	21	4,960	3,598
Liability for uncertain tax positions		6,453	4,779

		76,271	67,792
Less current portion		11,953	9,837

Long-term portion		64,318	57,955

Notes to the Consolidated Financial Statements
December 31, 2014	F-35	Stantec Inc.

19. Commitments

The Company has entered into various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also entered into purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under non-cancellable operating leases and purchase obligations as at December 31, 2014, are as follows:

(In thousands of Canadian dollars)	$

Within one year	133,988
After one year but not more than five years	368,911
More than five years	379,286

882,185

The premises rental expense for the year ended December 31, 2014, was $106,885,000 (2013 – $90,822,000).

Sublease rental income for the year ended December 31, 2014, was $4,358,000 (2013 – $4,565,000). Future minimum sublease payments expected to be received under non-cancellable sublease agreements as at December 31, 2014, are $10,442,000 (2013 – $5,646,000).

20. Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 17. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. In the third quarter of 2014, this guarantee expired due to the completion of project work. The Company did not make any payments under this guarantee and no amounts were accrued in the consolidated financial statements with respect to the guarantee.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications.

Notes to the Consolidated Financial Statements
December 31, 2014	F-36	Stantec Inc.

21. Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2014, the Company recognized a share-based compensation expense of $7,659,000 (2013 – $12,707,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $4,659,000 (2013 – $3,778,000) related to the fair value of options granted and $3,000,000 (2013 – $8,929,000) related to cash-settled share-based compensation (deferred share units, restricted share units, and performance share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

On September 4, 2014, the Company’s board of directors declared a two-for-one share split to be effected by way of a share dividend. The payment date for the share dividend was November 14, 2014, for shareholders of record as at the close of business on October 31, 2014. Common shares commenced trading on an ex-dividend basis with respect to the share dividend on November 17, 2014.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2014 and 2013. All the dividend per share amounts have been adjusted for the share split that occurred on November 14, 2014.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 20, 2013	March 28, 2013	April 18, 2013	0.0825	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.0825	7,625,000
July 31, 2013	September 27, 2013	October 17, 2013	0.0825	7,649,000
October 30, 2013	December 31, 2013	January 16, 2014	0.0825	7,684,000
February 26, 2014	March 28, 2014	April 17, 2014	0.0925	8,634,000
May 14, 2014	June 27, 2014	July 17, 2014	0.0925	8,647,000
August 6, 2014	September 26, 2014	October 16, 2014	0.0925	8,676,000
November 15, 2014	December 31, 2014	January 15, 2015	0.0925	-

At December 31, 2014, trade and other payables included $8,680,000 related to the dividends declared on November 15, 2014.

Share-based payment transactions

Before 2014, the Company had separate share-based payment plans for options and restricted share units. In the first quarter of 2014, restricted share units were issued under this restricted share unit plan for service performed in 2013. In 2014, the Company implemented a new long-term incentive program, providing the flexibility to choose annually from various compensation vehicles. In 2014, under the long-term incentive program, the Company granted share options and performance share units. The Company also has a deferred share unit plan for the board of directors. All of the comparative share-based payment transaction information below has been adjusted from amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

Notes to the Consolidated Financial Statements
December 31, 2014	F-37	Stantec Inc.

a) Share options

The Company has granted share options to officers and employees to purchase 2,676,568 shares at prices between $14.33 and $32.90 per share. These options expire on dates between August 18, 2015, and March 4, 2021.

		December 31 2014		December 31 2013
	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the year	2,610,830	16.80	2,951,646	14.40
Granted	803,926	32.90	910,000	20.88
Exercised	(683,994)	15.48	(1,184,476)	13.93
Forfeited	(54,194)	24.61	(66,340)	16.90

Share options, end of the year	2,676,568	21.82	2,610,830	16.80

The options held by officers and employees at December 31, 2014, were as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

14.33 – 14.88	1,104,564	3.04	14.66	882,716	2.76	14.61
20.88	791,590	5.16	20.88	216,702	5.16	20.88
32.90	780,414	6.18	32.90	-	-	-

14.33 – 32.90	2,676,568	4.58	21.82	1,099,418	3.23	15.84

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions.

In 2014, the Company granted 803,926 (2013 – 910,000) share options. The estimated fair value of options granted at the share market price on the grant date was $6.93 (2013 – $5.59) and was determined using the weighted average assumptions indicated below:

	2014	2013

Volatility in the price of the Company’s shares (%)	26.07	34.96
Risk-free interest rate (%)	1.34	1.44
Expected hold period to exercise (years)	4.50	4.50
Dividend yield (%)	1.125	1.58
Exercise price ($)	32.90	20.88

Notes to the Consolidated Financial Statements
December 31, 2014	F-38	Stantec Inc.

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share option. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the option. The options have a contractual life of seven years.

A summary of the status of the Company’s non-vested options as of December 31, 2014, and of changes in the year are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	1,593,298	5.22
Granted	803,926	6.93
Vested	(765,880)	4.78
Forfeited	(54,194)	5.99

Non-vested share options, end of the year	1,577,150	6.28

As at December 31, 2014, 1,577,150 (2013 – 1,593,298) options remained unvested. As at December 31, 2014, a total compensation cost of $3,497,000 (2013 – $3,019,000) relating to the Company’s share option plans remains unrecognized. This cost is expected to be recognized over a weighted average period of 0.84 years (2013 – 0.85 years).

b) Restricted share units

Under the Company’s restricted share units plan, senior vice presidents (SVPs) may receive restricted share units equal to one common share. The SVPs are granted an allotment of these units annually; after two years, they receive a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The restricted share units vest on their grant date since the SVPs were not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During 2014, 38,523 restricted share units were issued (2013 – 50,706). At December 31, 2014, 88,491 units were outstanding at the fair value of $2,774,000 (2013 – 107,382 units at the fair value of $3,598,000).

c) Performance share units

Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer (CEO), were granted performance share units in the first quarter of 2014. Performance share units are adjusted for dividends as they arise, based on the number of units held on the record date. These units vest upon completing a three-year service condition that starts on the date the units are granted. In addition, the number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For the units that vest, unit holders will receive a cash payment based on the closing price of the Company’s common shares on March 3, 2017. The fair value of these units is expensed over their three-year vesting period. During 2014, 156,800 performance share units were issued and 1,063 units were forfeited. At December 31, 2014, 155,737 units were outstanding at the fair value of $7,795,000. No performance share units were issued before 2014.

d) Deferred share units

The Company also has a deferred share unit plan. Under this plan, directors of the board of the Company may receive deferred share units equal to one common share. Before 2014, the CEO could also receive deferred share units. These

Notes to the Consolidated Financial Statements
December 31, 2014	F-39	Stantec Inc.

units vest on their grant date. They are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During the year, 55,698 deferred share units were issued (2013 – 70,534). At December 31, 2014, 419,704 units were outstanding at the fair value of $13,157,000 (2013 – 364,006 units at the fair value of $12,198,000).

22. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date
•	Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly
•	Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. In 2014, no change has been made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the year ended December 31, 2014, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at December 31, 2014:

(In thousands of Canadian dollars)	Note	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	14	112,020	-	112,020	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

Notes to the Consolidated Financial Statements
December 31, 2014	F-40	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but were disclosed at fair value on a recurring basis as at December 31, 2014:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	16	112,484	-	112,484	-
Senior secured notes	16	130,343	-	130,343	-

		242,827	-	242,827	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

23. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $706,769,000 at December 31, 2014 (2013 – $628,351,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At December 31, 2014, there were 59 days (2013 – 62 days) of revenue in trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2014, was $281,875,000 (2013 – $297,775,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 24).

Notes to the Consolidated Financial Statements
December 31, 2014	F-41	Stantec Inc.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2013
Trade and other payables	259,113	259,113	-	-
Long-term debt	240,399	37,946	146,521	55,932
Other financial liabilities	3,968	1,927	164	1,877

Total contractual obligations	503,480	298,986	146,685	57,809

December 31, 2014
Trade and other payables	300,293	300,293	-	-
Long-term debt	327,385	58,533	267,647	1,205
Other financial liabilities	5,320	2,773	356	2,191

Total contractual obligations	632,998	361,599	268,003	3,396

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 16.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at December 31, 2014, was 0.5% higher, with all other variables held constant, net income would have decreased by an insignificant amount. If the interest rate was 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If exchange rates were $0.01 higher or lower at December 31, 2014, and December 31, 2013, with all other variables held constant, there would have been an insignificant impact on the Company’s net income.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Notes to the Consolidated Financial Statements
December 31, 2014	F-42	Stantec Inc.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated to the extent that the portfolio of equity funds is monitored regularily and is relatively diversified. The effects of a 1.0% decline or increase in equity prices would have an insignificant impact on the Company’s comprehensive income.

24. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These targets are established annually and monitored quarterly. Targets for 2014 are the same as for 2013.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.53 at December 31, 2014 (2013 – 0.36), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 16.8% for the year ended December 31, 2014 (2013 – 18.2%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured quarterly. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2014.

Notes to the Consolidated Financial Statements
December 31, 2014	F-43	Stantec Inc.

25. Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended
	December 31

	2014%	2013%

Income tax expense at statutory Canadian rates	26.0	25.9
Increase (decrease) resulting from:
Income from associated companies	(0.1)	(0.1)
Rate differential on foreign income	0.4	1.4
Non-deductible expenses:
Meals and entertainment	0.5	0.6
Non-taxable foreign income net of non-creditable withholding taxes	(1.1)	(1.0)
Other	0.6	(0.3)

	26.3	26.5

The major components of deferred income tax recovery are as follows:

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Origination and reversal of timing differences	(1,031)	(7,487)
Write-down of loss carryforwards	-	69
Change of tax rates	5	(12)

Total deferred income tax recovery	(1,026)	(7,430)

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Deferred income tax assets
Differences in timing of deductibility of expenses	46,420	35,068
Loss carryforwards	6,455	2,284
Tax cost of property and equipment in excess of carrying value	3,875	5,487
Deferred gain on sale of building	98	208
Other	1,953	2,336

	58,801	45,383

Notes to the Consolidated Financial Statements
December 31, 2014	F-44	Stantec Inc.

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Deferred income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	3,551	3,637
Differences in timing of taxability of revenues	19,100	12,972
Carrying value of property and equipment in excess of tax cost	6,448	5,351
Carrying value of intangible assets in excess of tax cost	42,060	33,075
Other	3,443	3,047

	74,602	58,082

The following is a reconciliation of net deferred tax assets (liabilities):

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Balance, beginning of the year	(12,699)	(16,865)
Tax recovery during the year recognized in net income	1,026	7,430
Tax expense during the year recognized in other comprehensive income	(40)	(78)
Deferred taxes acquired through business combinations	(5,064)	(2,398)
Impact of foreign exchange	338	(227)
Other	638	(561)

Balance, end of the year	(15,801)	(12,699)

At December 31, 2014, except as noted below, all loss carryforwards available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements. The Company has unrecognized federal loss carryforwards of approximately $1,027,000 (US$885,000) (2013 – $941,000 (US$885,000)) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years. The Company also has unrecognized loss carryforwards of approximately $8,946,000 (2013 – $9,295,000) and no recognized loss carryforwards that are available to reduce the taxable income of certain other foreign subsidiaries.

Notes to the Consolidated Financial Statements
December 31, 2014	F-45	Stantec Inc.

26. Net Interest Expense

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Interest on other notes payable	3,441	2,330
Interest on bank loan	1,404	1,301
Interest on senior secured notes	5,649	5,649
Interest on finance leases	312	491
Other	131	434

Total interest expense	10,937	10,205

Interest income on available-for-sale investment debt securities	(1,498)	(1,110)
Other	(924)	(475)

Total interest income	(2,422)	(1,585)

Net interest expense	8,515	8,620

Other net finance (income) expense	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Amortization on available-for-sale investment debt securities	515	359
Bank charges	2,654	2,571

Total other finance expense	3,169	2,930

Realized gain on sale of available-for-sale investment debt securities	(86)	(78)
Derecognition of note payable	-	(4,198)

Total other finance income	(86)	(4,276)

Other net finance expense (income)	3,083	(1,346)

Notes to the Consolidated Financial Statements
December 31, 2014	F-46	Stantec Inc.

27. Employee Costs

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Wages, salaries, and benefits	1,383,326	1,201,116
Pension costs	37,903	31,626
Share-based compensation	7,659	12,707

Total employee costs	1,428,888	1,245,449

Direct labor	936,918	829,926
Indirect labor	491,970	415,523

Total employee costs	1,428,888	1,245,449

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

28. Earnings Per Share

The number of basic and diluted common shares outstanding, calculated on a weighted average basis, is as follows:

	December 31 2014 #	December 31 2013 #

Basic shares outstanding	93,540,206	92,510,462
Share options (dilutive effect of 1,896,154 options; 2013 – 2,610,830 options)	787,853	656,030

Diluted shares outstanding	94,328,059	93,166,492

At December 31, 2014, 780,414, (December 31, 2013 - nil) options were antidilutive and, therefore, were not considered in computing diluted earnings per share. Basic and diluted earnings per share and share option amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

Notes to the Consolidated Financial Statements
December 31, 2014	F-47	Stantec Inc.

29. Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the year	164,498	146,201
Add (deduct) items not affecting cash:
Depreciation of property and equipment	38,698	32,389
Amortization of intangible assets	24,252	21,235
Deferred income taxes	(1,026)	(7,430)
Loss on dispositions of investments and other assets	2,065	4,086
Share-based compensation expense	7,659	12,707
Provision for self-insured liabilities and claims	6,421	18,220
Other non-cash items	(4,834)	(5,942)
Share of income from joint ventures and associates	(2,419)	(2,276)

	235,314	219,190

Trade and other receivables	12,509	(13,472)
Unbilled revenue	(42,519)	12,366
Prepaid expenses	444	(3,725)
Trade and other payables	2,322	32,727
Billings in excess of costs	11,731	13,537
Income taxes payable	(12,580)	11,506

	(28,093)	52,939

Cash flows from operating activities	207,221	272,129

Notes to the Consolidated Financial Statements
December 31, 2014	F-48	Stantec Inc.

30. Related-Party Disclosures

As at December 31, 2014, the Company has subsidiaries that are controlled by the Company and consolidated in its financial statements. Control is established when the Company is exposed to variable returns of the entity and can use its power to influence the variable returns.

The Company owns 100% of the voting and restricted securities of the entities below, except for AIVEK Stantec Limited Partnership (AIVEK) and Stassinu Stantec Limited Partnership (Stassinu).

The Company holds less than 50% of the voting rights of both AIVEK and Stassinu; however, the Company serves as the general partner for both entities and holds the ultimate decision-making rights for both entities, including power to influence the variable returns of the entities through control over their relevant activities. Based on these facts and circumstances, management determined that the Company controls these entities and that the remaining non-controlling interests are immaterial.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada
ENTRAN of Virginia, PLLC	Virginia, United States
International Insurance Group Inc.	Barbados
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nennè-Stantec Inc.	Alberta, Canada
Processess Unlimited International, LLC	California, United States
Processess Unlimited International, LLC	Delaware, United States
Stantec Aircraft Holdings Ltd.	Alberta, Canada
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec do Brasil Engenharia e Consultoria Ltda.	Brazil
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
Stassinu Stantec Limited Partnership	Newfoundland and Labrador, Canada
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil

There are no significant restrictions on the Company’s ability to access or use assets, or to settle liabilities of its subsidiaries. The financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Notes to the Consolidated Financial Statements
December 31, 2014	F-49	Stantec Inc.

Structured entities

As at December 31, 2014, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following is a list of the structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation

Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Consulting Private Limited	India
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States
Stantec Limited	England and Wales
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Joint ventures and associates

The Company enters into transactions through its investments in joint ventures and associates. These transactions involve providing or receiving services, and these transactions were entered into in the normal course of business and on an arm’s-length basis.

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for the year ended December 31, 2014:

			Amounts
	Sales to		Owed by
	Related	Distributions	Related
	Parties	Paid	Parties
(In thousands of Canadian dollars)	$	$	$

Joint ventures	18,635	2,282	6,064
Associates	19,712	190	4,463

Notes to the Consolidated Financial Statements
December 31, 2014	F-50	Stantec Inc.

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for the year ended December 31, 2013:

			Amounts
	Sales to		Owed by
	Related	Distributions	Related
	Parties	Paid	Parties
(In thousands of Canadian dollars)	$	$	$

Joint ventures	18,026	2,684	6,837
Associates	12,514	-	2,651

Compensation of key management personnel and directors of the Company

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Salaries and other short-term employment benefits	9,802	9,474
Directors’ fees	260	281
Share-based compensation	2,803	9,385

Total compensation	12,865	19,140

In 2013, the Company’s key management personnel included its CEO, chief operating officer (COO), chief financial officer (CFO), and SVPs. Effective January 1, 2014, due to a realignment of the Company’s senior leadership teams, the Company’s key management personnel include its CEO, COO, CFO, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

31. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment.

Notes to the Consolidated Financial Statements
December 31, 2014	F-51	Stantec Inc.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Canada	431,055	426,452
United States	578,015	378,721
International	1,511	2,044

	1,010,581	807,217

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.

Geographic information: Gross revenue

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Canada	1,346,628	1,290,215
United States	1,090,543	867,479
International	92,747	78,716

	2,529,918	2,236,410

Gross revenue is attributed to countries based on the location of the project.

Business operating unit information: Gross revenue

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Buildings	538,484	466,576
Energy & Resources	1,109,186	986,816
Infrastructure	882,248	783,018

	2,529,918	2,236,410

Effective January 1, 2014, the Company’s five practice area units—Buildings, Environment, Industrial, Transportation, and Urban Land—were realigned into three business operating units. Comparative figures have been reclassified to reflect this change.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

Notes to the Consolidated Financial Statements
December 31, 2014	F-52	Stantec Inc.

32. Amounts Due from Customers

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date, is as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Gross amount due from customers (unbilled revenue)	192,310	143,894
Gross amount due to customers (billings in excess of costs)	(96,082)	(77,803)

Net amount due from customers	96,228	66,091

As at December 31, 2014, the current portion of holdbacks held by customers included in trade and other receivables was $4,351,000 (2013 – $3,423,000).

33. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2014, investment tax credits of $1,309,000 (2013 – $3,099,000) were recorded and reduced administrative and marketing expenses.

34. Events after the Reporting Period

On January 16, 2015, the Company acquired certain assets and liabilities of Dessau Inc. for cash consideration. The Company acquired the Canadian engineering operations of this Montreal-based firm, which has offices throughout Quebec and in Mississauga and Ottawa, Ontario. This acquisition adds to the Company’s expertise in healthcare, water, power and energy, transportation, and community development, as well as introduces telecommunications and security services to its broader platform.

On January 30, 2015, the Company entered into an agreement to acquire the shares of Sparling, Inc. (Sparling) for cash consideration and notes payable. The acquisition is expected to be completed on February 28, 2015, subject to certain conditions. Sparling is based in Seattle, Washington, and has additional offices in San Diego, California and in Portland, Oregon. Sparling provides expertise in electrical engineering and architectural lighting design. This addition will further enhance the Company’s West Coast presence in the United States.

On February 25, 2015, the Company declared a dividend of $0.105 per share, payable on April 16, 2015, to shareholders of record on March 31, 2015.

Notes to the Consolidated Financial Statements
December 31, 2014	F-53	Stantec Inc.

Calgary, Alberta Edmonton, Alberta Fort McMurray, Alberta Grande Prairie, Alberta Lethbridge, Alberta Medicine Hat, Alberta Red Deer, Alberta Burnaby, British Columbia Kamloops, British Columbia Kelowna, British Columbia Quesnel, British Columbia Sidney, British Columbia Surrey, British Columbia Terrace, British Columbia Vancouver, British Columbia Victoria, British Columbia Winnipeg, Manitoba Fredericton, New Brunswick Moncton, New Brunswick Saint John, New Brunswick Corner Brook, Newfoundland and Labrador Happy Valley-Goose Bay, Newfoundland and Labrador St. John’s, Newfoundland and Labrador Yellowknife, Northwest Territories Halifax, Nova Scotia Sydney, Nova Scotia Iqaluit, Nunavut Barrie, Ontario Guelph, Ontario Hamilton, Ontario Kitchener, Ontario London, Ontario Markham, Ontario Mississauga, Ontario North Bay, Ontario Ottawa, Ontario Sudbury, Ontario Toronto, Ontario Windsor, Ontario Charlottetown, Prince Edward Island Amos, Quebec Baie-Comeau, Quebec Gatineau, Quebec Laval, Quebec Longueuil, Quebec Montreal, Quebec Quebec City, Quebec Rimouski, Quebec Rouyn-Noranda, Quebec Sainte-Anne-des-Monts, Quebec Saint-Félicien, Quebec Saint-Laurent, Quebec Trois-Rivičres, Quebec Val-d’Or, Quebec Regina, Saskatchewan Saskatoon, Saskatchewan Whitehorse, Yukon United States Birmingham, Alabama Anchorage, Alaska Fairbanks, Alaska Juneau, Alaska Wasilla, Alaska Phoenix, Arizona Tempe, Arizona Tucson, Arizona Bakers?eld, California Camarillo, California Fresno, California Irvine, California Los Angeles, California Los Gatos, California Pasadena, California Petaluma, California Redlands, California Rocklin, California Sacramento, California San Diego, California San Francisco, California San Luis Obispo, California San Ramon, California Santa Barbara, California Santa Maria, California Sherman Oaks, California Thousand Oaks, California Walnut Creek, California Boulder, Colorado Denver, Colorado Fort Collins, Colorado Hamden, Connecticut Hartford, Connecticut Washington, District of Columbia Boca Raton, Florida Bonifay, Florida Coral Gables, Florida Fort Myers, Florida Miami, Florida Naples, Florida Orlando, Florida Panama City, Florida Sarasota, Florida Tallahassee, Florida Tampa, Florida West Palm Beach, Florida Atlanta, Georgia 150 2014 Stantec Annual Report

Macon, Georgia Marietta, Georgia Boise, Idaho Chicago, Illinois Lombard, Illinois Spring?eld, Illinois Indianapolis, Indiana Waterloo, Iowa Kansas City, Kansas Lexington, Kentucky Louisville, Kentucky Baton Rouge, Louisiana New Orleans, Louisiana Scarborough, Maine Topsham, Maine Baltimore, Maryland Germantown, Maryland Laurel, Maryland Boston, Massachusetts Northampton, Massachusetts Westford, Massachusetts Ann Arbor, Michigan Berkley, Michigan Detroit, Michigan Lansing, Michigan Rochester, Minnesota St. Cloud, Minnesota St. Paul, Minnesota Jackson, Mississippi Vicksburg, Mississippi St. Louis, Missouri Butte, Montana Elko, Nevada Las Vegas, Nevada Reno, Nevada Auburn, New Hampshire Mount Laurel, New Jersey Rochelle Park, New Jersey Wall Township, New Jersey Albany, New York Binghamton, New York Buffalo, New York Hauppauge, New York New York, New York Rochester, New York Charlotte, North Carolina Raleigh, North Carolina Winston-Salem, North Carolina Bismarck, North Dakota Fargo, North Dakota Minot, North Dakota Cincinnati, Ohio Cleveland, Ohio Columbus, Ohio Logan, Ohio Sylvania, Ohio Toledo, Ohio Grants Pass, Oregon Portland, Oregon Butler, Pennsylvania Canonsburg, Pennsylvania Mechanicsburg, Pennsylvania Philadelphia, Pennsylvania Pittsburgh, Pennsylvania Plymouth Meeting, Pennsylvania State College, Pennsylvania West Chester, Pennsylvania Wyomissing, Pennsylvania San Juan, Puerto Rico Charleston, South Carolina Chattanooga, Tennessee Nashville, Tennessee Arlington, Texas Austin, Texas Dallas, Texas Houston, Texas Plano, Texas San Antonio, Texas Salt Lake City, Utah Sandy, Utah St. George, Utah South Burlington, Vermont Charlottesville, Virginia Fairfax, Virginia Fredericksburg, Virginia Glen Allen, Virginia Reston, Virginia Richmond, Virginia Williamsburg, Virginia Seattle, Washington Spokane, Washington Charleston, West Virginia Fairmont, West Virginia Green Bay, Wisconsin Madison, Wisconsin Milwaukee, Wisconsin International St. Michael, Barbados Ahmedabad, India Doha, Qatar Dammam, Saudi Arabia Abu Dhabi, United Arab Emirates Dubai, United Arab Emirates London, United Kingdom Stantec Inc. 151

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Stantec

Shareholder Information Head Office Transfer Agent Principal Bank 200, 10160 – 112 Street Computershare Canadian Imperial Bank of Commerce Edmonton AB T5K 2L6 Calgary, Alberta Canada Securities Exchange Listing Ph: (780) 917-7000 Auditors Stantec shares are listed on the Toronto Fx: (780) 917-7330 Ernst & Young LLP Stock Exchange and New York Stock ir@stantec.com Chartered Accountants Exchange under the symbol STN. Edmonton, Alberta